

LADENBURG THALMANN FINANCIAL SERVICES

ANNUAL REPORT 2003



LADENBURG THALMANN FINANCIAL SERVICES INC. IS A HOLDING COMPANY ENGAGED IN RETAIL AND INSTITUTIONAL SECURITIES BROKERAGE AND INVESTMENT BANKING SERVICES THROUGH OUR PRINCIPAL OPERATING SUBSIDIARY, LADENBURG THALMANN & CO. INC.

WE ARE COMMITTED TO ESTABLISHING A SIGNIFICANT PRESENCE IN THE FINANCIAL SERVICES INDUSTRY BY MEETING THE VARYING INVESTMENT NEEDS OF OUR CORPORATE, INSTITUTIONAL AND INDIVIDUAL CLIENTS.

LADENBURG THALMANN FINANCIAL SERVICES INC.

April 28, 2004

Dear Fellow Shareholders:

I am pleased to report that 2003 was a year of important growth and change for Ladenburg Thalmann Financial Services. As you know, Ladenburg Thalmann & Co., our primary operating subsidiary, is a full service broker-dealer. Ladenburg currently has approximately 180 registered representatives, servicing 70,000 accounts nationwide and providing investment management and financial planning services to numerous individuals and institutions.

While we are still operating in a difficult financial environment, Ladenburg's businesses are showing substantial progress and promise. We took a number of steps during 2003 to reduce unnecessary operating expenses while trimming our operations to a level with which we felt comfortable. As a result, our revenues declined from the prior year to $61.4 million. However, Ladenburg benefited from the numerous recent actions we've taken to improve profitability, significantly reducing our net loss per share from $1.10 in 2002 to $0.13 in 2003.

Meanwhile, since the end of the year, we have named Charles I. Johnston as our new President and Chief Executive Officer, succeeding Victor M. Rivas, who retired in March. We want to thank Victor for his hard work, dedication and significant achievements over the last five years. Since 2003, we have also taken action to restructure our debt in order to create a stronger, better capitalized company.

We believe that the progress we made in the past year is only the start of continued improvements for us – and we are eager to embrace the opportunities ahead under the leadership of Charles Johnston. Charles is a seasoned banking professional with a proven track record of profitably growing brokerage and capital markets businesses. As Managing Director and Global Head of Private Client Services at Lehman Brothers, Charles was instrumental in expanding the range of client services, increasing efficiencies and growing revenues by more than 150%. He has demonstrated the ability to provide strategic vision and strong leadership, and we believe that Charles is the ideal candidate to lead us in the years to come.

I am also pleased to welcome both Charles and Dr. Phillip Frost to our Board of Directors. Dr. Frost, who is Ladenburg's largest shareholder and has served for many years as Chairman and Chief Executive Officer of Ivax Corporation, a leading manufacturer of branded and generic pharmaceuticals, brings a wealth of knowledge to our Board. We look forward to his insight.

We are committed to improving our profitability and establishing a significant presence in the financial services industry. We anticipate that the expected completion of our debt conversion later this year will significantly strengthen our balance sheet and better position us to take advantage of additional opportunities for growth.

Thank you for your continued support.

Sincerely,

Chairman

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2003

Commission File Number 1-15799

LADENBURG THALMANN FINANCIAL SERVICES INC.
(Exact Name Of Registrant As Specified In Its Charter)

Florida (State or other jurisdiction of incorporation or organization)	**65-0701248** (I.R.S. Employer Identification Number)
590 Madison Avenue, 34th Floor **New York, New York** (Address of principal executive offices)	**10022** (Zip Code)

(212) 409-2000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $.0001 per share	American Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statement incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. Yes [X] No [ ]

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes [ ] No [X]

As of June 30, 2003 (the last business day of the Registrant's most recently completed second fiscal quarter), the aggregate market value of the Registrant's Common Stock (based on the closing price on the American Stock Exchange on that date) held by non-affiliates of the Registrant was approximately $7,000,000.

As of March 26, 2004, there were 43,627,130 shares of the Registrant's Common Stock outstanding.

LADENBURG THALMANN FINANCIAL SERVICES INC.
FORM 10-K

TABLE OF CONTENTS

PART I

(Dollars in thousands, except per share amounts)

ITEM 1. BUSINESS.

General

We are engaged in retail and institutional securities brokerage, investment banking services and investment activities through our principal operating subsidiary, Ladenburg Thalmann & Co. Inc. ("Ladenburg"). We are committed to establishing a significant presence in the financial services industry by meeting the varying investment needs of our corporate, institutional and retail clients.

Ladenburg is a full service broker-dealer that has been a member of the New York Stock Exchange ("NYSE") since 1879. It provides its services principally for middle market and emerging growth companies and high net worth individuals through a coordinated effort among corporate finance, capital markets, investment management, brokerage and trading professionals. Ladenburg is subject to regulation by, among others, the Securities and Exchange Commission ("SEC"), the NYSE and the National Association of Securities Dealers, Inc. ("NASD") and is a member of the Securities Investor Protection Corporation ("SIPC"). Ladenburg currently has 179 registered representatives and 158 other full time employees. Its private client services and institutional sales departments serve approximately 70,000 accounts nationwide and its asset management area provides investment management and financial planning services to numerous individuals and institutions.

We were incorporated under the laws of the State of Florida in February 1996. Ladenburg was incorporated under the laws of the State of Delaware in December 1971 and became our wholly owned subsidiary in May 2001. Our principal executive offices, as well as those of Ladenburg, are located at 590 Madison Avenue, New York, New York 10022 and both of our telephone numbers are (212) 409-2000. Ladenburg has branch offices located in Melville, New York, Boca Raton, Florida, Great Neck, New York, Los Angeles, California, New York, New York and Irvine, California. During the first quarter of 2003, we closed our branch office in Cleveland, Ohio. During the second quarter of 2003, we closed our branch office in Ft. Lauderdale, Florida, which constituted all of our market making activity. Ladenburg Thalmann Europe, Ltd., a wholly-owned subsidiary of Ladenburg, is a retail brokerage firm regulated by the Financial Services Authority which maintained an office in London, England, but is currently operating out of Ladenburg's principal executive office. Ladenburg maintains a website located at www.ladenburg.com.

Recent Developments

Executive Changes

On March 9, 2004, we entered into a Severance, Waiver and Release Agreement with Victor M. Rivas, our president and chief executive officer. Under the Severance Agreement, effective March 31, 2004, Mr. Rivas will retire from all of his positions with us and our subsidiaries including Ladenburg. In connection with Mr. Rivas' retirement, we entered into an Employment Agreement with Charles I. Johnston pursuant to which Mr. Johnston will serve, effective April 1, 2004, as president, chief executive officer and a member of our board of directors and as chairman and chief executive officer of Ladenburg. Most recently, Mr. Johnston was a managing director and the global head of private client services at Lehman Brothers, Inc. where he was responsible for all aspects of Lehman's private client services business which included 440 brokers in 14 branches.

Debt Conversion

On March 29, 2004, we entered into an agreement with New Valley Corporation and Frost-Nevada Investments Trust, the holders of our outstanding $18,010 aggregate principal amount of senior convertible promissory notes, pursuant to which such parties agreed to convert their notes and accrued interest into common stock, subject to shareholder approval. Pursuant to the agreement, New Valley and Frost-Nevada will convert their notes into approximately 26,000,000 shares of common stock at reduced conversion prices of $1.10 per share and $0.70 per share, respectively. The agreement is subject to, among other things, approval by our shareholders at a special meeting that is expected to be held in the second quarter of 2004. As a result of the conversion, New Valley and Frost-Nevada will beneficially own approximately 12.5% and 27.6%, respectively, of our common stock. Concurrently with this agreement, we entered into an agreement with Berliner Effektengesellschaft AG, the holder of the remaining $1,990 aggregate principal amount of senior convertible promissory notes, pursuant to which we will repurchase the notes held by Berliner, plus all accrued interest thereon, for $1,000 in cash.

We currently anticipate recording a pre-tax charge in 2004 of approximately $10,900 in our statements of operations upon closing of these transactions. The charge reflects expense attributable to the reduction in the conversion price of the notes to be converted, offset partially by the gain on the repurchase of the Berliner notes. The net balance sheet effect of the transactions will be an increase in our shareholders' equity of approximately $22,900.

Retail Business

An increasing percentage of our revenues during the last several years have been generated from the retail business of Ladenburg and Ladenburg Capital Management Inc. ("Ladenburg Capital"), one of our former operating subsidiaries (77.0% in 2003, 64.9% in 2002 and 48.2% in 2001). Ladenburg's private client services and institutional sales departments currently serve approximately a total of 70,000 accounts nationwide. Ladenburg charges commissions to our individual and institutional clients for executing buy and sell orders of securities on national and regional exchanges.

Investment Banking Activities

Revenues generated from the investment banking activities of Ladenburg and Ladenburg Capital, represent 4.6%, 11.4% and 12.5% of our total revenues in 2003, 2002 and 2001, respectively. Our investment banking professionals maintain relationships with businesses and provide them with advisory and investor relations support. Services include:

- merger and acquisition consulting;
- management of and participation in underwriting of public and private equity and debt financings;
- rendering appraisals, financial evaluations and fairness opinions; and
- providing general banking and corporate finance consulting services.

In the investment banking area, our subsidiaries have been active as underwriters or selling group members in numerous public equity transactions. Participation as a managing underwriter or in an underwriting syndicate involves both economic and regulatory risks. An underwriter may incur losses if it is unable to resell the securities it is committed to purchase. In addition, under the federal securities laws, other laws and court decisions with respect to underwriters' liabilities and limitations on the indemnification of underwriters by issuers, an underwriter is subject to substantial potential liability for misstatements or omissions of material facts in prospectuses and other communications with respect to such offerings. Acting as a managing underwriter increases these risks. Underwriting commitments constitute a charge against net capital and Ladenburg's ability to make underwriting commitments may be limited by the requirement that it must at all times be in compliance with regulations regarding its net capital.

Investment Activities

Ladenburg also seeks to realize investment gains by purchasing, selling and holding securities for its own account on a daily basis. Ladenburg engages for its own account in the arbitrage of securities. We are required to commit the capital necessary for use in these investment activities. The amount of capital committed at any particular time will vary according to market, economic and financial factors, including the other aspects of our business. Additionally, in connection with our investment banking activities, Ladenburg generally receives warrants that entitle it to purchase securities of the corporate issuers for which it raises capital or provides advisory services.

Ladenburg Asset Management Program

Ladenburg offers its customers an asset management program, the Ladenburg Asset Management Program ("LAMP"), to assist its customers in achieving their desired investment objectives. LAMP has the ability to formulate mutual fund portfolios that are balanced, diversified and consistent with each individual's short-term and long-term financial objectives. A variety of factors are taken into consideration when building client portfolios with LAMP, such as allocating investments into a blend of funds and creating portfolios that meet each client's needs. The custom portfolios are monitored on a consistent basis and updated periodically.

Wealth Management Strategy

Ladenburg provides its customers with a broad range of wealth management services in order to help them manage their financial resources. Through our subsidiaries, Financial Partners Capital Management, Inc. and Ladenburg Thalmann Asset Management, Inc., registered investment advisers, we are able to provide clients with discretionary portfolio management and financial planning.

Financial Partners Capital Management offers planning services primarily to corporate executives and other high net-worth individuals. The process includes a thorough evaluation of the client's current financial position, income tax planning, estate and gift planning, comprehensive retirement planning and cash flow analysis among other services.

Our subsidiaries also provide comprehensive investment management services to high net-worth individuals, corporations and pension fund clients. Through our subsidiary, Ladenburg Thalmann Asset Management Inc., a registered investment adviser, we are able to give our clients the ability to invest with a variety of money managers and investment funds. Ladenburg Thalmann Asset Management's review process entails focusing on a client's tolerance for risk, capital growth expectations and income requirements as well as analyzing whether the client may benefit from investing in tax-advantaged products.

The Ladenburg Focus Fund, L.P. is an open ended private investment fund that invests its capital in publicly traded equity securities and options strategies for the benefit of a number of our clients. Our wholly owned subsidiary, Ladenburg Capital Fund Management Inc., is the general partner of this fund for which it receives an annual management fee based on the net assets of the fund and an incentive fee based on the performance of the fund each year.

Administration, Operations, Securities Transactions Processing and Customer Accounts

Ladenburg does not hold any funds or securities for its customers. Instead, it uses the services of a clearing agent on a fully disclosed basis. This clearing agent processes all securities transactions and maintains customer accounts on a fee basis. Customer accounts are protected through the SIPC for up to

$500, of which coverage for cash balances is limited to $100. In addition, all customer accounts are fully protected by an Excess Securities Bond issued by the Radian Asset Assurance, Inc. providing protection for the account's entire net equity (both cash and securities). The services of this clearing agent include billing, credit control, and receipt, custody and delivery of securities. The clearing agent provides operational support necessary to process, record, and maintain securities transactions for Ladenburg's brokerage activities. It provides these services to Ladenburg's customers at a total cost which we believe is less than it would cost us to process such transactions on our own. The clearing agent also lends funds to Ladenburg's customers through the use of margin credit. These loans are made to customers on a secured basis, with the clearing agent maintaining collateral in the form of saleable securities, cash or cash equivalents. Ladenburg has agreed to indemnify the clearing broker for losses it may incur on these credit arrangements.

In November 2002, we renegotiated a clearing agreement with one of our clearing brokers whereby this clearing broker became our primary clearing broker, clearing substantially all of our business (the "Clearing Conversion"). As part of the new agreement with this clearing broker, we are realizing significant cost savings from reduced ticket charges and other incentives. In addition, under the new clearing agreement, an affiliate of the clearing broker loaned us an aggregate of $3,500 (the "Clearing Loans") in December 2002. The Clearing Loans and the related accrued interest are forgivable over various periods, up to four years from the date of the Clearing Conversion, provided we continue to clear our transactions through this clearing broker. As scheduled, in November 2003, $1,500 of the Clearing Loans was forgiven. The remaining principal balance on the Clearing Loans is scheduled to be forgiven as follows: $667 in November 2004, $667 in November 2005 and $666 in November 2006. Upon the forgiveness of the Clearing Loans, the forgiven amount is accounted for as other revenues. However, if the clearing agreement is terminated for any reason prior to the loan maturity date, the loan, less any amount that has been forgiven through the date of the termination, plus interest, must be repaid on demand.

Competition

Ladenburg encounters intense competition in all aspects of its business and competes directly with many other securities firms for clients, as well as registered representatives. Many of its competitors have significantly greater financial, technical, marketing and other resources than it does. National retail firms such as Merrill Lynch Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc. and Morgan Stanley/Dean Witter & Co. dominate the industry. Ladenburg also competes with numerous regional and local firms. In addition, a number of firms offer discount brokerage services to retail customers and generally effect transactions at substantially lower commission rates on an "execution only" basis, without offering other services such as investment recommendations and research. Moreover, there is substantial commission discounting by full-service broker-dealers competing for institutional and retail brokerage business. A growing number of brokerage firms offer online trading which has further intensified the competition for brokerage customers. Although Ladenburg offers on-line account access to its customers to review their account balances and activity, it currently does not offer any online trading services to its customers. The continued expansion of discount brokerage firms and online trading could adversely affect the retail business. Other financial institutions, notably commercial banks and savings and loan associations, offer customers some of the same services and products presently provided by securities firms. While it is not possible to predict the type and extent of competing services which banks and other institutions ultimately may offer to customers, Ladenburg may be adversely affected to the extent those services are offered on a large scale basis. We try to compete through our advertising and recruiting programs for registered representatives interested in joining us.

Government Regulation

The securities industry and our business is subject to extensive regulation by the SEC, state securities regulators and other governmental regulatory authorities. The principal purpose of these regulations is the protection of customers and the securities markets. The SEC is the federal agency charged with the administration of the federal securities laws. Much of the regulation of broker-dealers, however, has been delegated to self-regulatory organizations, principally the NASD Regulation, Inc., the regulatory arm of the NASD, the NYSE and the Municipal Securities Rulemaking Board. These self-regulatory organizations adopt rules, subject to approval by the SEC, which govern its members and conduct periodic examinations of member firms' operations. Securities firms are also subject to regulation by state securities commissions in the states in which they are registered. Ladenburg is a registered broker-dealer with the SEC and a member firm of the NYSE. It is licensed to conduct activities as a broker-dealer in all 50 states.

Ladenburg Thalmann Europe is an authorized securities broker regulated by the Financial Services Authority of the United Kingdom and, through the European Community's passporting provisions, is authorized to conduct business in all of the member countries of the European Community.

The regulations to which broker-dealers are subject cover all aspects of the securities industry, including:

- sales methods and supervision;
- trading practices among broker-dealers;
- use and safekeeping of customers' funds and securities;
- capital structure of securities firms;
- record keeping; and
- the conduct of directors, officers and employees.

Additional legislation, changes in rules promulgated by the SEC and by self-regulatory bodies or changes in the interpretation or enforcement of existing laws and rules often directly affect the method of operation and profitability of broker-dealers. The SEC and the self-regulatory bodies may conduct administrative proceedings which can result in censure, fine, suspension or expulsion of a broker-dealer, its officers, employees or registered representatives.

Net Capital Requirements

As a registered broker-dealer and member of the NYSE, Ladenburg is subject to the SEC's net capital rule, which is designed to measure the general financial integrity and liquidity of a broker-dealer. Net capital is defined as the net worth of a broker-dealer subject to certain adjustments. In computing net capital, various adjustments are made to net worth which exclude assets not readily convertible into cash. Additionally, the regulations require that certain assets, such as a broker-dealer's position in securities, be valued in a conservative manner so as to avoid over-inflation of the broker-dealer's net capital. We compute net capital under the alternate method permitted by the net capital rule. Under this method, Ladenburg is required to maintain net capital equal to $250. Compliance with the net capital rule limits those operations of broker-dealers which require the intensive use of their capital, such as underwriting commitments and principal trading activities.

In addition to the above requirements, funds invested as equity capital may not be withdrawn, nor may any unsecured advances or loans be made to any stockholder of a registered broker-dealer, if, after giving effect to the withdrawal, advance or loan and to any other withdrawal, advance or loan as well as to any scheduled payments of subordinated debt which are scheduled to occur within six months, the net capital of the broker-dealer would fall below 120% of the minimum dollar amount of net capital required or the ratio of aggregate indebtedness to net capital would exceed 10 to 1. Further, any funds invested in the form of subordinated debt generally must be invested for a minimum term of one year and repayment of such debt may be suspended if the broker-dealer fails to maintain certain minimum net capital levels. For example, scheduled payments of subordinated debt are suspended in the event that the ratio of aggregate indebtedness to net capital of the broker-dealer would exceed 12 to 1 or its net capital would be less than 120% of the minimum dollar amount of net capital required. The net capital rule also prohibits payments of dividends, redemption of stock and the prepayment, or payment in respect of principal or subordinated indebtedness if net capital, after giving effect to the payment, redemption or repayment, would be less than the specified percent (120%) of the minimum net capital requirement.

At December 31, 2003, Ladenburg had net capital of $6,745 which exceeded its minimum net capital requirement of $250 by $6,495. Failure to maintain the required net capital may subject a firm to suspension or expulsion by the NYSE, the SEC and other regulatory bodies and ultimately may require its liquidation. Compliance with the net capital rule could limit Ladenburg's operations that require the intensive use of capital, such as underwriting and trading activities, and also could restrict our ability to withdraw capital from it, which in turn could limit our ability to pay dividends, repay debt and redeem or purchase shares of our outstanding capital stock.

Personnel

At December 31, 2003, we had a total of approximately 324 employees, of which 172 are registered representatives and 152 are other full time employees. These employees are not covered by a collective bargaining agreement. We consider our relationship with our employees to be good.

RISK FACTORS

We have incurred, and may continue to incur, significant operating losses.

We incurred significant losses from operations during each of the past three years. We cannot assure you that we will be able to achieve or sustain revenue growth, profitability or positive cash flow on either a quarterly or annual basis or that profitability, if achieved, will be sustained. If we are unable to achieve or sustain profitability, we may not be financially viable in the future and may have to curtail, suspend or cease additional operations.

If we are unable to repay our outstanding indebtedness obligations when due, our operations may be materially adversely affected.

At December 31, 2003, we had an aggregate of $29,500 of indebtedness, $20,000 (plus an additional $3,414 of accrued interest at December 31, 2003) of which is secured by our stock of our principal operating subsidiary, Ladenburg, and matures on December 31, 2005. Although the holders of our secured indebtedness have agreed to forbear receiving interest on the debt until January 15, 2005 and recently agreed to convert such indebtedness into shares of our common stock, subject to shareholder approval, there is a risk that our shareholders will not approve the conversion and the conversion will not occur. We cannot assure you that our operations will generate funds sufficient to repay our other existing debt obligations as they come due. Our failure to repay our indebtedness and make interest payments as required by our debt obligations could have a material adverse affect on our operations.

We may incur significant losses from trading and investment activities due to market fluctuations and volatility.

We generally maintain trading and investment positions in the equity markets. To the extent that we own assets, i.e., have long positions, in those markets, a downturn in those markets could result in losses from a decline in the value of those long positions. Conversely, to the extent that we have sold assets that we do not own, i.e., have short positions, in any of those markets, an upturn in those markets could expose us to potentially unlimited losses as we attempt to cover our short positions by acquiring assets in a rising market.

We may from time to time have a trading strategy consisting of holding a long position in one security and a short position in another security from which we expect to earn revenues based on changes in the relative value of the two securities. If, however, the relative value of the two securities changes in a direction or manner that we did not anticipate or against which we are not hedged, we might realize a loss in those paired positions. In addition, we maintain trading positions that can be adversely affected by the level of volatility in the financial markets, i.e., the degree to which trading prices fluctuate over a particular period, in a particular market, regardless of market levels.

We may need to raise additional funds in the near future.

Our capital requirements continue to be adversely affected by our inability to generate cash from operations. We have been forced to rely on borrowings in order to generate working capital for our operations. Accordingly, we may need to seek to raise additional capital through other available sources, including through equity offerings or borrowing additional funds on a short-term basis from third parties, including our current debtholders, shareholders and clearing broker. As of December 31, 2003, we had cash and cash equivalents of approximately $3,648. Accordingly, if we continue to be unable to generate cash from operations and are unable to find sources of funding, it would have an adverse impact on our liquidity and operations.

Our expenses may increase due to unresolved real estate commitments.

Ladenburg Capital may have potential liability under a terminated lease for office space in New York City which it was forced to vacate during 2001 due to the events of September 11, 2001. Ladenburg Capital no longer occupies the space and believes it has no further lease obligation pursuant to the terms of the lease. This lease, which, had it not terminated as a result of the events of September 11, 2001, would have expired by its terms in March 2010, provides for future minimum payments aggregating approximately $4,335, payable $644 in 2004, $703 per year from 2005 through 2008 and $879 thereafter. Ladenburg Capital is currently in litigation with the landlord in which it is seeking judicial determination of the termination of the lease. If Ladenburg Capital is not successful in this litigation, it plans to sublease the property. Ladenburg Capital has provided for estimated costs in connection with this lease and has recorded a liability at December 31, 2003 and 2002. Additional costs may be incurred in connection with terminating this lease, or if not terminated, to the extent of foregone rental income in the event Ladenburg Capital does not sublease the office space for an amount at least equal to the lease obligations. Such costs may have a material adverse effect on Ladenburg Capital's financial position and liquidity.

In May 2003, Ladenburg relocated approximately 95 of its employees from its New York City office to its Melville, New York office. As a result of this move, Ladenburg ceased using one of the several floors it occupies in its New York City office, and the net book value of the leasehold improvements was written off. In accordance with SFAS No. 146, as estimated future sublease payments that could be reasonably obtained for the property exceed related rental commitments under the lease, no liability for costs associated with vacating the space has been provided. Additional costs may be incurred, to the extent of foregone rental income in the event Ladenburg does not sublease the office space for an amount at least equal to the lease obligations. Such costs may have a material adverse effect on Ladenburg's financial position and liquidity.

Our business could be adversely affected by a breakdown in the financial markets.

As a securities broker-dealer, our business is materially affected by conditions in the financial markets and economic conditions generally, both in the United States and elsewhere around the world. Many factors or events could lead to a breakdown in the financial markets including war, terrorism, natural catastrophes and other types of disasters. These types of events could cause people to begin to lose confidence in the financial markets and their ability to function effectively. If the financial markets are unable to effectively prepare for these types of events and ease public concern over their ability to function, our revenues are likely to decline and our operations will be adversely affected.

Our revenues may decline in adverse market or economic conditions.

During the past several years, unfavorable financial and economic conditions have reduced the number and size of the transactions in which we provide underwriting services, merger and acquisition consulting and other services. Our investment banking revenues, in the form of financial advisory and underwriting fees, are directly related to the number and size of the transactions in which we participate and therefore have been adversely affected by the sustained downturn in the securities markets that prevailed through the middle of 2003. Additionally, the downturn in market conditions led to a decline in the volume of transactions that we executed for our customers and, therefore, to a decline in the revenues we received from commissions and spreads. If these adverse financial and economic conditions return and persist for any extended period of time, we will incur a further decline in transactions and revenues that we receive from commissions and spreads.

We depend on our senior employees and the loss of their services could harm our business.

Our success is dependent in large part upon the services of several of our senior executives and employees, including those of Ladenburg. We do not maintain and do not intend to obtain key man insurance on the life of any executive or employee. If our senior executives or employees terminate their employment with us and we are unable to find suitable replacements in relatively short periods of time, our operations may be materially and adversely affected.

We face significant competition for professional employees.

From time to time, individuals we employ may choose to leave our company to pursue other opportunities. We have experienced losses of registered representatives, trading and investment banking professionals in the past, and the level of competition for key personnel remains intense. We cannot assure you that the loss of key personnel will not occur again in the future. The loss of a registered representative or a trading or investment banking professional, particularly a senior professional with a broad range of contacts in an industry, could materially and adversely affect our operating results.

Our principal shareholders including our directors and officers control a large percentage of our shares of common stock and can significantly influence our corporate actions.

At the present time, our executive officers, directors and companies that these individuals are affiliated with beneficially own approximately 22.0% of our common stock. Accordingly, these individuals and entities will be able to significantly influence most, if not all, of our corporate actions, including the election of directors and the appointment of officers. Additionally, this ownership of our common stock may make it difficult for a third party to acquire control of us, therefore possibly discouraging third parties from seeking to acquire us. A third party would have to negotiate any possible transactions with these principal shareholders, and their interests may be different from the interests of our other shareholders. This may depress the price of our common stock.

The American Stock Exchange may delist our common stock from quotation on its exchange.

Our common stock is currently quoted on the American Stock Exchange ("Exchange"). In order to continue quotation of our common stock, we must maintain certain financial, distribution and stock price levels. Generally, we must maintain a minimum amount in shareholders' equity (usually between $2 million and $4 million) and a minimum number of public shareholders (usually 300 shareholders or 200,000 shares held by our non-affiliates). Additionally, our common stock cannot have what is deemed to be a "low selling price" as determined by the Exchange.

In November 2003, we received notice from the Exchange indicating that we were below certain of the continued listing standards of the Exchange, specifically that we had sustained losses in two of its three most recent fiscal years with shareholders' equity of less than $2 million, as set forth in Section 1003(a)(i) of the Exchange's Company Guide. We were afforded an opportunity to submit our plan to regain compliance with the continued listing standards to the Exchange and did so in December 2003. Upon acceptance of the plan, the Exchange provided us with the extension until May 13, 2005 to regain compliance and will allow us to maintain our listing on the Exchange through the plan period, subject to periodic review of our progress by the Exchange's staff. If we do not make progress consistent with the plan or regain compliance with the continued listing standards by the end of the extension period, the Exchange could initiate delisting procedures.

Additionally, on March 29, 2004, the last reported sale price of our common stock was $0.91. If the Exchange determines that this is a "low selling price," it may require us to effect a reverse split or suspend or remove our common stock from listing on the Exchange. In determining whether a reverse split or suspension or removal is appropriate, the Exchange will consider all pertinent factors including market conditions in general, the number of shares outstanding, plans which may have been formulated by management, applicable regulations of the state or country of incorporation or of any governmental agency having jurisdiction over the company and the relationship to other Exchange policies regarding continued listing.

If the Exchange delists our common stock from trading on its exchange, we could face significant material adverse consequences including:

- a limited availability of market quotations for our common stock;
- a determination that our common stock is a "penny stock" which will require brokers trading in our common stock to adhere to more stringent rules and possibly resulting in a reduced level of trading activity in the secondary trading market for our common stock;
- a limited amount of news and analyst coverage for our company; and
- a decreased ability to issue additional securities or obtain additional financing in the future.

We may lose customers and our revenues may decline due to our lack of Internet brokerage service capability.

A growing number of brokerage firms offer Internet brokerage services to their customers in response to increased customer demand for these services. While we intend to offer Internet brokerage services in the future, we may not be able to offer services that will appeal to our current or prospective customers and these services may not be profitable. Our failure to commence Internet brokerage services in the near future could have a material adverse effect on our business including the loss of our existing customers to competitors that do offer these services. Additionally, if we commence Internet brokerage services but are unable to attract customers for those services, our revenues will decline.

We rely on one primary clearing broker and the termination of the agreement with this clearing broker could disrupt our business.

Ladenburg primarily uses one clearing broker to process its securities transactions and maintain customer accounts on a fee basis. The clearing broker also provides billing services, extends credit and provides for control and receipt, custody and delivery of securities. In November 2002, we completed the Clearing Conversion and renegotiated our clearing agreement with this clearing broker. In addition, under the new clearing agreement, an affiliate of the clearing broker provided us with the Clearing Loans, aggregating to $3,500, with various terms and maturing at various dates through December 2006. As scheduled, in November 2003, $1,500 of the Clearing Loans was forgiven. The remaining principal balance of the Clearing Loans is scheduled to be forgiven as follows: $667 in November 2004, $667 in November 2005 and $666 in November 2006. Upon the forgiveness of the Clearing Loans, the forgiven amount is accounted for as other revenue. However, if the clearing agreement is terminated for any reason prior to the loan maturity date, the loan, less any amount that has been forgiven through the date of the termination, plus interest, must be repaid on demand.

Ladenburg depends on the operational capacity and ability of the clearing broker for the orderly processing of transactions. In addition, by engaging the processing services of a clearing firm, Ladenburg is exempt from some capital reserve requirements and other regulatory requirements imposed by federal and state securities laws. If the clearing agreement is terminated for any reason, we would be forced to find an alternative clearing firm. We cannot assure you that we would be able to find an alternative clearing firm on acceptable terms to us or at all.

Our clearing broker extends credit to our clients and we are liable if the clients do not pay.

Ladenburg permits its clients to purchase securities on a margin basis or sell securities short, which means that the clearing firm extends credit to the client secured by cash and securities in the clients' account. During periods of volatile markets, the value of the collateral held by the clearing broker could fall below the amount borrowed by the client. If margin requirements are not sufficient to cover losses, the clearing broker sells or buys securities at prevailing market prices, and may incur losses to satisfy client obligations. Ladenburg has agreed to indemnify the clearing broker for losses it may incur while extending credit to its clients.

We are subject to various risks associated with the securities industry.

As a securities broker-dealer, Ladenburg is subject to uncertainties that are common in the securities industry. These uncertainties include:

- the volatility of domestic and international financial, bond and stock markets, as demonstrated by recent disruptions in the financial markets;
- extensive governmental regulation;
- litigation;
- intense competition;
- substantial fluctuations in the volume and price level of securities; and
- dependence on the solvency of various third parties.

As a result, revenues and earnings may vary significantly from quarter to quarter and from year to year. In periods of low volume, profitability is impaired because certain expenses remain relatively fixed. Ladenburg is much smaller and has much less capital than many competitors in the securities industry. In the event of a market downturn, our business could be adversely affected in many ways. Our revenues are likely to decline in such circumstances and, if we are unable to reduce expenses at the same pace, our profit margins would erode.

Our risk management policies and procedures may leave us exposed to unidentified risks or an unanticipated level of risk.

The policies and procedures we employ to identify, monitor and manage risks may not be fully effective. Some methods of risk management are based on the use of observed historical market behavior. As a result, these methods may not predict future risk exposures, which could be significantly greater than the historical measures indicate. Other risk management methods depend on evaluation of information regarding markets, clients or other matters that are publicly available or otherwise accessible by us. This information may not be accurate, complete, up-to-date or properly evaluated. Management of operational, legal and regulatory risk requires, among other things, policies and procedures to properly record and verify a large number of transactions and events. We cannot assure you that our policies and procedures will effectively and accurately record and verify this information.

We seek to monitor and control our risk exposure through a variety of separate but complementary financial, credit, operational and legal reporting systems. We believe that we effectively evaluate and manage the market, credit and other risks to which we are exposed. Nonetheless, the effectiveness of our ability to manage risk exposure can never be completely or accurately predicted or fully assured. For example, unexpectedly large or rapid movements or disruptions in one or more markets or other unforeseen developments can have a material adverse effect on our results of operations and financial condition. The consequences of these developments can include losses due to adverse changes in inventory values, decreases in the liquidity of trading positions, higher volatility in earnings, increases in our credit risk to customers as well as to third parties and increases in general systemic risk.

Credit risk exposes us to losses caused by financial or other problems experienced by third parties.

We are exposed to the risk that third parties that owe us money, securities or other assets will not perform their obligations. These parties include:

- trading counterparties;
- customers;
- clearing agents;
- exchanges;
- clearing houses; and
- other financial intermediaries as well as issuers whose securities we hold.

These parties may default on their obligations owed to us due to bankruptcy, lack of liquidity, operational failure or other reasons. This risk may arise, for example, from:

- holding securities of third parties;
- executing securities trades that fail to settle at the required time due to non-delivery by the counterparty or systems failure by clearing agents, exchanges, clearing houses or other financial intermediaries; and
- extending credit to clients through bridge or margin loans or other arrangements.

Significant failures by third parties to perform their obligations owed to us could adversely affect our revenues and perhaps our ability to borrow in the credit markets.

Intense competition from existing and new entities may adversely affect our revenues and profitability.

The securities industry is rapidly evolving, intensely competitive and has few barriers to entry. We expect competition to continue and intensify in the future. Many of our competitors have significantly greater financial, technical, marketing and other resources than we do. Some of our competitors also offer a wider range of services and financial products than we do and have greater name recognition and a larger client base. These competitors may be able to respond more quickly to new or changing opportunities, technologies and client requirements. They may also be able to undertake more extensive promotional activities, offer more attractive terms to clients, and adopt more aggressive pricing policies. We may not be able to compete effectively with current or future competitors and competitive pressures faced by us may harm our business.

The precautions we take to prevent and detect employee misconduct may not be effective and we could be exposed to unknown and unmanaged risks or losses.

We run the risk that employee misconduct could occur. Misconduct by employees could include:

- employees binding us to transactions that exceed authorized limits or present unacceptable risks to us;
- employees hiding unauthorized or unsuccessful activities from us; or
- the improper use of confidential information.

These types of misconduct could result in unknown and unmanaged risks or losses to us including regulatory sanctions and serious harm to our reputation. The precautions we take to prevent and detect these activities may not be effective. If employee misconduct does occur, our business operations could be materially adversely affected.

We are currently subject to extensive securities regulation and the failure to comply with these regulations could subject us to penalties or sanctions.

The securities industry and our business is subject to extensive regulation by the SEC, state securities regulators and other governmental regulatory authorities. We are also regulated by industry self-regulatory organizations, including the NYSE, the NASD and the Municipal Securities Rulemaking Board.

Ladenburg is a registered broker-dealer with the SEC and a member firm of the NYSE. Broker-dealers are subject to regulations which cover all aspects of the securities business, including:

- sales methods and supervision;
- trading practices among broker-dealers;
- use and safekeeping of customers' funds and securities;
- capital structure of securities firms;
- record keeping; and
- the conduct of directors, officers and employees.

Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, principally the NASD Regulation, Inc., the regulatory arm of the NASD, and the NYSE, which are our primary regulatory agencies. NASD Regulation and the NYSE adopt rules, subject to approval by the SEC, that govern its members and conducts periodic examinations of member firms' operations.

Compliance with many of the regulations applicable to us involves a number of risks, particularly in areas where applicable regulations may be subject to varying interpretation. The requirements imposed by these regulators are designed to ensure the integrity of the financial markets and to protect customers and other third parties who deal with us. Consequently, these regulations often serve to limit our activities, including through net capital, customer protection and market conduct requirements. If we are found to have violated an applicable regulation, administrative or judicial proceedings may be initiated against us that may result in:

- censure;
- fine;
- civil penalties, including treble damages in the case of insider trading violations;
- the issuance of cease-and-desist orders;
- the deregistration or suspension of our broker-dealer activities;
- the suspension or disqualification of our officers or employees; or
- other adverse consequences.

The imposition of any of these or other penalties could have a material adverse effect on our operating results and financial condition.

The regulatory environment is also subject to change. We may be adversely affected as a result of new or revised legislation or regulations imposed by the SEC, other federal or state governmental regulatory authorities, or self-regulatory organizations. We also may be adversely affected by changes in the interpretation or enforcement of existing laws and rules by these governmental authorities and self-regulatory organizations.

Failure to comply with net capital requirements could subject us to suspension or revocation by the SEC or suspension or expulsion by the NASD and the NYSE.

Ladenburg is subject to the SEC's net capital rule which requires the maintenance of minimum net capital. We compute net capital under the alternate method permitted by the net capital rule. Under this method, Ladenburg is required to maintain net capital equal to $250. The net capital rule is designed to measure the general financial integrity and liquidity of a broker-dealer. In computing net capital, various adjustments are made to net worth which exclude assets not readily convertible into cash. Additionally, the regulations require that certain assets, such as a broker-dealer's position in securities, be valued in a conservative manner so as to avoid over-inflation of the broker-dealer's net capital. The net capital rule requires that a broker-dealer maintain a certain minimum level of net capital. The particular levels vary in application depending upon the nature of the activity undertaken by a firm. Compliance with the net capital rule limits those operations of broker-dealers which require the intensive use of their capital, such as underwriting commitments and principal trading activities. The rule also limits the ability of securities firms to pay dividends or make payments on certain indebtedness such as subordinated debt as it matures. A significant operating loss or any charge against net capital could adversely affect the ability of a broker-dealer to expand or, depending on the magnitude of the loss or charge, maintain its then present level of business. The NASD and the NYSE may enter the offices of a broker-dealer at any time, without notice, and calculate the firm's net capital. If the calculation reveals a deficiency in net capital, the NASD may immediately restrict or suspend certain or all of the activities of a broker-dealer, including its ability to make markets. Ladenburg may not be able to maintain adequate net capital, or its net capital may fall below requirements established by the SEC, and subject us to disciplinary action in the form of fines, censure, suspension, expulsion or the termination of business altogether.

Risk of losses associated with securities laws violations and litigation.

Many aspects of our business involve substantial risks of liability. An underwriter is exposed to substantial liability under federal and state securities laws, other federal and state laws, and court decisions, including decisions with respect to underwriters' liability and limitations on indemnification of underwriters by issuers. For example, a firm that acts as an underwriter may be held liable for material misstatements or omissions of fact in a prospectus used in connection with the securities being offered or for statements made by its securities analysts or other personnel. In recent years, there has been an increasing incidence of litigation involving the securities industry, including class actions that seek substantial damages. Our underwriting activities will usually involve offerings of the securities of smaller companies, which often involve a higher degree of risk and are more volatile than the securities of more established companies. In comparison with more established companies, smaller companies are also more likely to be the subject of securities class actions, to carry directors and officers liability insurance policies with lower limits or not at all, and to become insolvent. Each of these factors increases the likelihood that an underwriter of a smaller companies' securities will be required to contribute to an adverse judgment or settlement of a securities lawsuit.

In the normal course of business, our operating subsidiaries have been and continue to be the subject of numerous civil actions and arbitrations arising out of customer complaints relating to our activities as a broker-dealer, as an employer and as a result of other business activities. In general, the cases involve various allegations that our employees had mishandled customer accounts. We believe that, based on our historical experience and the reserves established by us, the resolution of the claims presently pending will not have a material adverse effect on our financial condition. However, although we typically reserve an amount we believe will be sufficient to cover any damages assessed against us, we have in the past been assessed damages that exceeded our reserves. If we misjudged the amount of damages that may be assessed against us from pending or threatened claims, or if we are unable to adequately estimate the amount of damages that will be assessed against us from claims that arise in the future and reserve accordingly, our financial condition may be materially adversely affected.

Possible additional issuances will cause dilution.

While we currently have outstanding 43,627,130 shares of common stock, options to purchase a total of 5,453,030 shares of common stock, warrants to purchase a total of 200,000 shares of common stock and senior convertible promissory notes initially convertible into 11,296,746 shares of common stock, we are authorized to issue up to 200,000,000 shares of common stock and are therefore able to issue additional shares without being required under corporate law to obtain shareholder approval. If we issue additional shares, or if our existing shareholders exercise or convert their outstanding options or notes, our other shareholders may find their holdings drastically diluted, which if it occurs, means that they will own a smaller percentage of our company.

We may issue preferred stock with preferential rights that may adversely affect your rights.

The rights of our shareholders will be subject to and may be adversely affected by the rights of holders of any preferred stock that we may issue in the future. Our articles of incorporation authorize our board of directors to issue up to 2,000,000 shares of "blank check" preferred stock and to fix the rights, preferences, privilege and restrictions, including voting rights, of these shares without further shareholder approval.

ITEM 2. PROPERTIES.

Our principal executive offices and those of Ladenburg and other subsidiaries of ours are located at 590 Madison Avenue, 34th Floor, New York, New York 10022, where we lease approximately 82,000 square feet of office space pursuant to a lease that expires in June 2015. We also operate several branch offices located in New York, Florida and California. In January 2003, we closed our office in Cleveland, Ohio and in June 2003, we closed our office in Ft. Lauderdale, Florida.

Ladenburg Capital may have potential liability under a terminated lease for office space in New York City which it was forced to vacate during 2001 due to the events of September 11, 2001. Ladenburg Capital no longer occupies the space and believes it has no further lease obligation pursuant to the terms of the lease. This lease, which, had it not terminated as a result of the events of September 11, 2001, would have expired by its terms in March 2010, provides for future minimum payments aggregating approximately $4,335, payable $644 in 2004, $703 per year from 2005 through 2008 and $879 thereafter. Ladenburg Capital is currently in litigation with the landlord in which it is seeking judicial determination of the termination of the lease. If Ladenburg Capital is not successful in this litigation, it plans to sublease the property. Ladenburg Capital has provided for estimated costs in connection with this lease and has recorded a liability at December 31, 2003 and 2002. Additional costs may be incurred in connection with terminating this lease, or if not terminated, to the extent of foregone rental income in the event Ladenburg Capital does not sublease the office space for an amount at least equal to the lease obligations. Such costs may have a material adverse effect on Ladenburg Capital's financial position and liquidity.

In December 2003, Ladenburg Capital terminated its lease obligations relating to the office it previously occupied in Bethpage, New York. As a result of its settlement with the Bethpage landlord, Ladenburg Capital adjusted its liability and a recorded a corresponding reduction in rent expense of $1,175 in the fourth quarter of 2003. This reduction in rent expense, less rent accrued in previous quarters during 2003, resulted in a net credit of $200 for the fiscal year ended December 31, 2003.

Ladenburg ceased using one of the several floors it occupies in its New York City office and is currently seeking to sublet the property. In accordance with SFAS No. 146, Ladenburg's management evaluates Ladenburg's liability with respect to this space on a quarterly basis, taking into account estimated future sublease payments that could be reasonably obtained for the property. In these evaluations, Ladenburg's management concluded that a liability for this matter did not exist as of December 31, 2003. Additional costs may be incurred, to the extent of foregone rental income in the event Ladenburg does not sublease the office space for an amount at least equal to the lease obligations. Such costs may have a material adverse effect on Ladenburg's financial position and liquidity.

ITEM 3. LEGAL PROCEEDINGS.

See Note 9 to our Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

None.

PART II

ITEM 5. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

On April 14, 2000, our common stock began trading on the Exchange under the symbol "GBC." On May 7, 2001, we changed our name to Ladenburg Thalmann Financial Services Inc. and on the same date our common stock began quotation on the Exchange under the symbol "LTS." The following table sets forth the high and low prices of the common stock for the periods specified.

		High($)	Low($)
2004			
	First Quarter*	1.10	0.50
2003			
	Fourth Quarter	0.67	0.32
	Third Quarter	0.43	0.22
	Second Quarter	0.28	0.05
	First Quarter	0.12	0.05
2002			
	Fourth Quarter	0.23	0.09
	Third Quarter	0.35	0.13
	Second Quarter	0.96	0.30
	First Quarter	1.00	0.57

*Through March 29, 2004.

Holders

On March 29, 2004, there were approximately 13,300 holders of record of our common stock.

Dividends

To date, we have not paid or declared any dividends on our common stock. The payment of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current anticipated cash needs as well as any other factors that the board of directors may deem relevant. Our ability to pay dividends in the future also may be restricted by our operating subsidiaries' obligations to comply with the net capital requirements imposed on broker-dealers by the SEC and the NASD. We do not intend to declare any dividends in the foreseeable future, but instead intend on retaining all earnings for use in our business.

Recent Sales of Unregistered Securities

On December 17, 2003, we issued ten-year options to various employees to purchase an aggregate of 1,138,550 at $0.45 per share. The options vest in three equal annual installments commencing on the first anniversary of the date of grant. This transaction was effected in reliance on exemptions from registration afforded by Section 4(2) of the Securities Act of 1933, as amended.

ITEM 6. SELECTED FINANCIAL DATA.

The selected financial data set forth below is derived from our audited financial statements. This selected financial data should be read in conjunction with the section under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements included elsewhere in this Annual Report on Form 10-K:

	Year Ended December 31,				
	2003	2002	2001	2000	1999
	(in thousands, except per share amounts)				
Operating Results: (a)					
Total revenues	$61,397	$79,573	$ 93,953	$ 89,584	$ 77,171
Total expenses	66,665	125,025	106,202	83,372	74,107
(Loss) income before income taxes	(5,420)	(44,993)	(12,249)	6,212	3,064
Net (loss) income	(5,490)	(46,393)	(12,293)	5,090	4,006
Per common and equivalent share(b):					
Basic and diluted:					
(Loss) income per Common Share	$(0.13)	$ (1.10)	$ (0.31)	$ 0.15	$ 0.12
Basic and diluted weighted average Common Shares (b)	42,567,798	42,025,211	39,458,057	34,647,170	34,647,170
Balance Sheet Data:					
Total assets	$ 44,232	$ 48,829	$ 98,407	$ 50,354	$ 49,139
Total liabilities, excluding subordinated liabilities	34,768	32,620	40,713	20,054	23,930
Subordinated debt	22,500	22,500	22,500	–	–
Shareholders' equity (capital deficit)	(16,172)	(10,894)	35,194	30,300	25,209
Other Data:					
Ratio of assets to shareholders' equity	N/A	N/A	2.80	1.66	1.95
Return on average equity	(40.6%)	(381.8%	(38.0%)	18.3%	20.0%
Return on average equity before income taxes	(40.1%)	(370.3%	(37.5%)	22.4%	15.3%
Book value per share (b)	--	--	$ 0.84	$ 1.67	$ 1.39
Average registered representatives	196	399	540	250	171

(a) The financial data prior to May 7, 2001 reflects Ladenburg's financial results and the financial data afterwards reflects Ladenburg Thalmann Financial Services' financial results.

(b) All per share data prior to May 7, 2001 have been retroactively adjusted to reflect the number of equivalent shares received by the former stockholders of Ladenburg in the form of common stock, convertible notes and cash.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

(Dollars in Thousands, Except Per Share Amounts)

Introduction

We are engaged in retail and institutional securities brokerage, investment banking services and proprietary trading through our principal operating subsidiary, Ladenburg. Ladenburg is a full service broker-dealer that has been a member of the NYSE since 1879. It provides its services principally for middle market and emerging growth companies and high net worth individuals through a coordinated effort among corporate finance, capital markets, investment management, brokerage and trading professionals. Ladenburg is subject to regulation by, among others, the SEC, the NYSE and the NASD and is a member of the SIPC. Ladenburg currently has 179 registered representatives and 158 other full time employees. Its private client services and institutional sales departments serve approximately 70,000 accounts nationwide and its asset management area provides investment management and financial planning services to numerous individuals and institutions.

Our consolidated financial statements include our accounts and the accounts of our wholly-owned subsidiaries. Our subsidiaries include, among others, Ladenburg, Ladenburg Capital, Ladenburg Thalmann Europe, Ltd. and Ladenburg Capital Fund Management Inc.

Ladenburg Capital Fund Management ("LCFM") is the sole general partner of the Ladenburg Focus Fund, L.P., an open-ended private investment fund that invests its capital in publicly traded equity securities and options strategies. Through December 31, 2002, the Company accounted for its investment in the limited partnership using the equity method. Commencing in 2003, due to the controlling voting interest of LCFM, the accounts of the limited partnership were consolidated with the Company's accounts. In addition, the prior year financial statements were adjusted to reflect the consolidation of the limited partnership. This adjustment had no effect on the capital deficit at December 31, 2002, or the net loss for the year then ended, as previously reported. In addition, certain reclassifications have been made to prior period financial information to conform to the current period presentation.

Prior to May 7, 2001, Ladenburg Capital and Ladenburg Capital Fund Management were our only operating subsidiaries. On May 7, 2001, we acquired all of the outstanding common stock of Ladenburg, and we changed our name from GBI Capital Management Corp. to Ladenburg Thalmann Financial Services Inc. As part of the consideration for the shares of Ladenburg, we issued the former stockholders of Ladenburg a majority interest in our common stock. For accounting purposes, the acquisition has been accounted for as a reverse acquisition. Under reverse acquisition accounting, we were treated as the acquired entity as Ladenburg's former stockholders held a majority of our common stock following the transaction. As a result, our operating results were included as of May 7, 2001, the date of the acquisition, with the historical financial statements of Ladenburg. As appropriate, in the discussion of operating results, increases in reported revenues and expenses as a result of the acquired operations of Ladenburg Thalmann Financial Services Inc. will be referred to as the "Ladenburg Capital operations." In connection with the acquisition, all per share data has been restated to reflect retroactively the number of shares of common stock, convertible notes and cash received by the former stockholders of Ladenburg. For additional information concerning this transaction, see Note 3 to our consolidated financial statements and Item 13 included in this report.

Recent Developments

Executive Changes. On March 9, 2004, we entered into a Severance, Waiver and Release Agreement with Victor M. Rivas, our president and chief executive officer. Under the Severance Agreement, effective March 31, 2004, Mr. Rivas will retire from all of his positions with us and our subsidiaries including Ladenburg. In connection with Mr. Rivas' retirement, we entered into an Employment Agreement with Charles I. Johnston pursuant to which Mr. Johnston will serve, effective April 1, 2004, as president, chief executive officer and a member of our board of directors and chairman and chief executive officer of Ladenburg. Most recently, Mr. Johnston was a managing director and the global head of private client services at Lehman Brothers where he was responsible for all aspects of Lehman's private client services business which included 440 brokers in 14 branches.

Debt Conversion. On March 29, 2004, we entered into an agreement with New Valley Corporation and Frost-Nevada Investments Trust, the holders of our outstanding $18,010 aggregate principal amount of senior convertible promissory notes, pursuant to which such parties agreed to convert their notes and accrued interest into common stock, subject to shareholder approval. Pursuant to the agreement, New Valley and Frost Nevada will convert their notes into approximately 26,000,000 shares of common stock at reduced conversion prices of $1.10 per share and $0.70 per share, respectively. The agreement is subject to, among other things, approval by our shareholders at a special meeting that is expected to be held in the second quarter of 2004. As a result of the conversion, New Valley and Frost-Nevada will beneficially own approximately 12.5% and 27.6%, respectively, of our common stock. Concurrently with this agreement, we entered into an agreement with Berliner, the holder of the remaining $1,990 aggregate principal amount of senior convertible promissory notes, pursuant to which we will repurchase the notes held by Berliner, plus all accrued interest thereon, for $1,000 in cash.

We currently anticipate recording a pre-tax charge in 2004 of approximately $10,900 in our statements of operations upon closing of these transactions. The charge reflects expense attributable to the reduction in the conversion price of the notes to be converted, offset partially by the gain on the repurchase of the Berliner notes. The net balance sheet effect of the transactions will be an increase in our shareholders' equity of approximately $22,900.

Renegotiation of Clearing Agreement. In November 2002, we renegotiated our clearing agreement with one of our clearing brokers whereby this clearing broker became our primary clearing broker, clearing substantially all of our business ("Clearing Conversion"). As part of the new agreement with this clearing agent, we are realizing significant cost savings from reduced ticket charges and other incentives. In addition, under the new clearing agreement, an affiliate of the clearing broker loaned us the an aggregate of $3,500 (the "Clearing Loans') in December 2002. The Clearing Loans and related accrued interest are forgivable over various periods, up to four years from the date of the Clearing Conversion, provided we continue to clear our transactions through our primary clearing broker. As scheduled, in November 2003, $1,500 of the Clearing Loans was forgiven. The remaining principal balance of the Clearing Loans is scheduled to be forgiven as follows: $667 in November 2004, $667 in November 2005 and $666 in November 2006. Upon the forgiveness of the Clearing Loans, the forgiven amount is accounted for as other revenues. However, if the clearing agreement is terminated for any reason prior to the loan maturity date, the loan, less any amount that has been forgiven through the date of the termination, plus interest, must be repaid on demand.

Ladenburg Capital Management. From August 1999 through November 2002, Ladenburg Capital was one of our principal operating subsidiaries in the securities brokerage industry. Ladenburg Capital previously operated as a broker-dealer subject to regulation by the SEC and the NASD. Ladenburg Capital acted as an introducing broker, market maker, underwriter and trader for its own account. In July 2002, the market making activities of Ladenburg Capital were terminated. Certain employees working in Ladenburg Capital's market making area were offered employment with Ladenburg. In November 2002, Ladenburg Capital terminated its remaining broker-dealer operations but continued with its other line of business. Ladenburg Capital voluntarily filed at that time to withdraw as a broker-dealer, which withdrawal became effective in January 2004. In conjunction with providing employment to certain former Ladenburg Capital brokers, Ladenburg agreed to and is currently servicing these brokers' customer accounts.

Litigation. On May 5, 2003, a suit was filed in the U.S. District Court for the Southern District of New York by Sedona Corporation against Ladenburg, former employees of the Ladenburg, Pershing LLC and a number of other firms and individuals. The plaintiff alleges, among other things, that certain defendants (not Ladenburg) purchased convertible securities from plaintiff and then allegedly manipulated the market to obtain an increased number of shares from the conversion of those securities. Ladenburg acted as placement agent and not as principal in those transactions. Plaintiff has alleged that Ladenburg and the other defendants violated federal securities laws and various state laws. The plaintiff seeks compensatory damages from the defendants of at least $660,000 and punitive damages of $2,000,000. Our motion to dismiss the lawsuit is currently pending. We believe the plaintiffs' claims in this action are without merit and intend to vigorously defend against them.

In October 2003, an arbitration panel awarded $1,100 in a customer arbitration. Although we have increased our reserves to reflect this award, we have moved in court to vacate this award. The motion to vacate is currently pending. We have several other various pending arbitrations claiming substantial amounts of damages, including one which is seeking compensatory damages of $6,000.

Employee Stock Purchase Plan. In November 2002, our shareholders approved the Ladenburg Thalmann Financial Services Inc. Employee Stock Purchase Plan (the "Plan"), under which a total of 5,000,000 shares of common stock are available for issuance. Under this stock purchase plan, as currently administered by the compensation committee, all full-time employees may use a portion of their salary to acquire shares of our common stock. Option periods have been initially set at three months long and commence on January 1, April 1, July 1 and October 1 of each year and end on March 31, June 30, September 30 and December 31 of each year. The Plan became effective November 6, 2002 and the first option period commenced April 1, 2003. During the year ended December 31, 2003, 1,601,919 shares of our common stock were issued to employees under the Plan, at an average price of $.1325 per share, resulting in a capital contribution of $212.

Closing of Branch Offices. In January 2003, we closed our Cleveland, Ohio retail sales office. Additionally, in June 2003, we closed our Ft. Lauderdale office, which constituted all of our market making activities. As a result of our decision to eliminate our market making activities, our minimum net capital requirement decreased from $1,000 to $250.

Write-off of Leasehold Improvements. In May 2003, Ladenburg relocated approximately 95 of its employees from its New York City office to its Melville, New York office. As a result of this move, Ladenburg ceased using one of the several floors it occupies in its New York City office, and the net book value of the leasehold improvements was written off. In conjunction with the write-off of these leasehold improvements, the unamortized deferred rent credit representing reimbursement from the landlord of such leasehold improvements was also written-off. The write-off of unamortized leasehold improvements of $1,592, net of the unamortized deferred rent credit of $813, resulted in a net charge to operations of $779 during 2003.

Critical Accounting Policies

General. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

Clearing Arrangements. Ladenburg does not carry accounts for customers or perform custodial functions related to customers' securities. Ladenburg introduces all of its customer transactions, which are not reflected in these financial statements, to its primary clearing broker, which maintains the customers' accounts and clears such transactions. Additionally, the primary clearing broker provides the clearing and depository operations for Ladenburg's proprietary securities transactions. These activities may expose Ladenburg to off-balance-sheet risk in the event that customers do not fulfill their obligations with the primary clearing broker, as Ladenburg has agreed to indemnify its primary clearing broker for any resulting losses. We continually assess risk associated with each customer who is on margin credit and record an estimated loss when we believe collection from the customer is unlikely. We incurred losses from these arrangements, prior to any recoupment from our financial consultants, of $184 and $233 for the years ended December 31, 2003 and 2002, respectively.

Customer Claims. In the normal course of business, our operating subsidiaries have been and continue to be the subject of numerous civil actions and arbitrations arising out of customer complaints relating to our activities as a broker-dealer, as an employer and as a result of other business activities. In general, in addition to the litigation with the landlord discussed below, the cases involve various allegations that our employees had mishandled customer accounts. Due to the uncertain nature of litigation in general, we are unable to estimate a range of possible loss related to lawsuits filed against us, but based on our historical experience and consultation with counsel, we typically reserve an amount we believe will be sufficient to cover any damages assessed against us. We have accrued $4,999 and $6,201 for potential arbitration and lawsuit losses as of December 31, 2003 and 2002, respectively. However, we have in the past been assessed damages that exceeded our reserves. If we misjudged the amount of damages that may be assessed against us from pending or threatened claims, or if we are unable to adequately estimate the amount of damages that will be assessed against us from claims that arise in the future and reserve accordingly, our operating income would be reduced. Such costs may have a material adverse effect on our future financial position, results of operations or liquidity.

September 11, 2001 Events. On September 11, 2001, terrorists attacked the World Trade Center complex in New York, which subsequently collapsed and damaged surrounding buildings, including one occupied by a branch office of Ladenburg Capital. These events resulted in the suspension of trading of U.S. equity securities for four business days and precipitated the relocation of approximately 180 employees to Ladenburg's mid-town New York headquarters. Some of Ladenburg's and Ladenburg Capital's business was temporarily disrupted. We are insured for loss caused by physical damage to property, including repair or replacement of property. We are also insured for lost profits due to business interruption, including costs related to lack of access to facilities. We will record future reimbursements from insurance proceeds related to certain September 11, 2001 expenses when the reimbursements are actually received. Although the claim to the insurance carrier is significantly greater, the net book value of the lost property, as well as the costs incurred to temporarily replace some of the lost property, has been recorded as a receivable as of December 31, 2003. We received insurance proceeds of $150 in July 2002 representing an advance relating to damaged property, which was applied against our receivable. The receivable balance as of December 31, 2003, representing the net book value of the damaged property and subsequent construction costs, was $2,118. In October 2003, we filed a Proof of Loss with the insurance carrier, for an amount in excess of the policy limits of approximately $7,800. There are no assurances, however, that we will recover the full amount of insurance available to Ladenburg and Ladenburg Capital as a result of this claim.

Ladenburg Capital is currently in litigation with its landlord seeking a declaratory judgment that the lease in this building near the World Trade Center be deemed terminated because, among other things, the premises were unsafe and uninhabitable for a period of 270 days after September 11, 2001, pursuant to a lease provision giving Ladenburg Capital the right to terminate in those circumstances. We believe that Ladenburg Capital will prevail and intend to pursue this claim vigorously. However, in the event that Ladenburg Capital does not prevail, it may incur additional future expenses to terminate the long-term commitment or, to the extent of foregone rental income in the event Ladenburg Capital does not sublease the office space for an amount at least equal to the lease obligations. Such costs may have a material adverse effect on Ladenburg Capital's financial position and liquidity.

Exit or Disposal Activity. During the fourth quarter of 2002, we early adopted SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". Under SFAS No. 146, a cost associated with an exit or disposal activity shall be recognized and measured initially at its fair value in the period in which the liability is incurred. For operating leases, a liability for costs that will continue to be incurred under the lease for its remaining term without economic benefit to the entity shall be recognized and measured at its fair value when the entity ceases using the right conveyed by the lease (the "cease-use date"). The fair value of the liability at the "cease-use date" shall be determined based on the remaining lease rentals, reduced by estimated sublease rentals that could be reasonably obtained for the property.

In May 2003, Ladenburg relocated approximately 95 of its employees from its New York City office to its Melville, New York office. As a result of this move, Ladenburg ceased using one of the several floors it occupies in its New York City office, and the net book value of the leasehold improvements was written off. In accordance with SFAS No. 146, as estimated future sublease payments that could be reasonably obtained for the property exceed related rental commitments under the lease, no liability for costs associated with vacating the space has been provided. Additional costs may be incurred, to the extent of foregone rental income in the event Ladenburg does not sublease the office space for an amount at least equal to the lease obligations. Such costs may have a material adverse effect on Ladenburg's financial position and liquidity.

Fair Value. "Trading securities owned" and "Securities sold, but not yet purchased" on our consolidated statements of financial condition are carried at fair value or amounts that approximate fair value, with related unrealized gains and losses recognized in our results of operations. The determination of fair value is fundamental to our financial condition and results of operations and, in certain circumstances, it requires management to make complex judgments.

Fair values are based on listed market prices, where possible. If listed market prices are not available or if the liquidation of our positions would reasonably be expected to impact market prices, fair value is determined based on other relevant factors, including dealer price quotations. Fair values for certain derivative contracts are derived from pricing models that consider market and contractual prices for the underlying financial instruments or commodities, as well as time value and yield curve or volatility factors underlying the positions.

Pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized, and the use of different pricing models or assumptions could produce different financial results. Changes in the fixed income and equity markets will impact our estimates of fair value in the future, potentially affecting principal trading revenues. The illiquid nature of certain securities or debt instruments also requires a high degree of judgment in determining fair value due to the lack of listed market prices and the potential impact of the liquidation of our position on market prices, among other factors.

Impairment of Goodwill. On January 1, 2002, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets," and were required to analyze our goodwill for impairment issues on January 1, 2002 and on a periodic basis thereafter. In connection with the reporting of results for the second quarter of 2002, based on the overall declines in the U.S. equity markets and the conditions prevailing in the broker-dealer industry, we engaged an independent appraisal firm to value our goodwill as of June 30, 2002. Based on this valuation, an impairment charge of $18,762 of goodwill was indicated and recorded in September 2002. The goodwill was generated in the Ladenburg acquisition in May 2001, and the charge reflected overall market declines since the acquisition. See Note 2 to our consolidated financial statements for a discussion of the adoption of SFAS No. 142.

Valuation of Deferred Tax Assets. We account for taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires the recognition of tax benefits or expense on the timing differences between the tax basis and book basis of its assets and liabilities. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those timing differences are expected to be recovered or settled. Deferred tax amounts as of December 31, 2003, which consist principally of the tax benefit of net operating loss carryforwards and accrued expenses, amount to $20,598. After consideration of all the evidence, both positive and negative, especially the fact we have sustained operating losses during 2002 and 2003 and that we continue to be affected by conditions in the economy, we have determined that a valuation allowance at December 31, 2003 was necessary to fully offset the deferred tax assets based on the likelihood of future realization. At December 31, 2003, we had net operating loss carryforwards of approximately $35,100, expiring in various years from 2015 through 2024, of which approximately $116 are subject to restrictions on utilization.

Results of Operations

Year ended December 31, 2003 compared to year ended December 31, 2002

Our revenues for 2003 decreased $18,176 from 2002 primarily as a result of decreased commissions of $7,420, decreased net principal transactions of $5,432, decreased investment banking fees of $6,337, net of increased other revenues of 1,905. Our revenues were adversely affected by the decrease in our number of registered representatives in 2003 versus 2002.

Our expenses for 2003 decreased $58,360 from 2002 primarily as a result of the $18,762 impairment of goodwill in 2002, decreased compensation and benefits of $16,205, decreased brokerage, communication and clearance fees of $9,471, and decreased other expenses of $7,570.

Our revenues for 2003 consisted of commissions of $42,376, net principal transactions of $5,159, investment banking fees of $2,804, investment advisory fees of $2,459, interest and dividends of $1,773, syndicate and underwriting income of $251 and other income of $6,575. Our revenues for 2002 consisted of commissions of $49,796, net principal transactions of $10,591, investment banking fees of $9,141, investment advisory fees of $2,736, interest and dividends of $2,381, syndicating and underwriting income of $258 and other income of $4,670. Our expenses for 2003 consisted of compensation and benefits of $40,671, write-off of leasehold improvements of $779 and various other expenses of $25,215. Our expenses for 2002 consisted of compensation and benefits of $56,876, impairment of goodwill of $18,762, write-off of furniture, fixtures and leasehold improvements of $1,394 and other expenses of $47,993.

The $7,420 (14.9%) decrease in commission income was primarily a result of a decrease in the number of registered representatives we employed during 2003 compared to 2002. We employed 172 registered representatives as of December 31, 2003 versus 239 as of December 31, 2002.

The $5,432 (51.3%) decrease in net principal transactions was primarily the result of decreases in trading income of $3,979 in the 2003 period.

The $6,337 (69.3%) decrease in investment banking fees was primarily the result of decreased revenue from private placement and advisory assignments due to the decrease in capital markets activity in 2003 compared to 2002, as well as a reduction in the number of professional staff in the corporate finance area of the investment banking department, from 11 at December 31, 2002 to 8 at December 31, 2003.

The decrease in compensation expense of $16,205 (28.5%) was primarily due to the net decrease in revenues and various staff reductions in the third and fourth quarters of 2002 as well as the first and second quarters of 2003.

The decrease of $9,471 (64.3%) decrease in brokerage, communication and clearance fees is primarily due to the Clearing Conversion, the decrease in proprietary trading activities and the decreased amount of agency commission transactions in 2003 compared to 2002.

The $7,570 (52.3%) decrease in other expenses was primarily due to decreases in advertising, customer arbitration settlements, insurance premiums expense, license and registration fees, travel and valuation allowances relating to receivables.

In connection with the reporting of the results for the second quarter of 2002, based on the overall declines in the U.S. equity markets and the conditions prevailing in the broker-dealer industry, the Company completed an additional impairment review and recorded a $18,762 charge for the impairment of goodwill, which was generated in the Ladenburg acquisition. The charge reflected the overall market declines since the acquisition in May 2001. During this review, an independent appraisal firm was engaged to value the Company's goodwill as of June 30, 2002. The appraiser valued the businesses using a weighted average of each unit's projected discounted cash flow, with a weighted average cost of capital of 18.50%, and a fair market approach (using market comparables for ten companies). The appraiser weighted the discounted cash flow for each unit at 70% and the fair market approach at 30%. The discounted cash flow was based on management's revised projections of operating results at June 30, 2002. Based on this valuation, an impairment charge of $18,762 of goodwill was indicated and recorded for the second quarter of 2002.

In May 2003, Ladenburg relocated approximately 95 of its employees from its New York City office to its Melville, New York office. As a result, Ladenburg ceased using one of the several floors it occupies in its New York City office. In accordance with SFAS No. 146, we have evaluated our liability with respect to this space, taking into account estimated future lease payments that could be reasonably obtained for the property. In this evaluation, we concluded that the net book value of the leasehold improvements should be written-off. Accordingly, the unamortized deferred rent credit representing reimbursement from the landlord of such leasehold improvements was also written-off. During the second quarter of 2003, the write-off of leasehold improvements, net of accumulated amortization ($1,592) and the write-off of the unamortized deferred rent credit ($813) resulted in a net charge to operations of $779.

Income tax expense for 2003 was $70 compared to $1,400 in 2002. After consideration of all the evidence, both positive and negative, especially the fact we have sustained operating losses during 2002 and 2003 and that we continue to be affected by conditions in the economy, management determined that a valuation allowance at December 31, 2003 was necessary to fully offset the deferred tax assets based on the likelihood of future realization. The income tax rate for the 2003 and 2002 periods does not bear a customary relationship to effective tax rates as a result of unrecognized net operating losses, the change in valuation allowances, state and local income taxes and permanent differences.

Year ended December 31, 2002 compared to year ended December 31, 2001

Our revenues for 2002 decreased $14,380 from 2001 primarily as a result of decreases in net principal transactions of $20,071 offset by an increase in commissions of $10,040. Our revenues were adversely affected by the overall declines in the U.S. equity markets and the continuing weak operating environment for the broker-dealer industry. For comparative purposes, the 2002 period includes revenues generated by the Ladenburg Capital operations for the full year while the 2001 period includes revenues generated by the Ladenburg Capital operations from May 7, 2001 to December 31, 2001.

Our expenses for 2002, exclusive of the $18,762 goodwill impairment charge, increased $61. The overall net increase includes an increase in rent and occupancy of $3,050, an increase in professional services of $1,899 and a net increase in various other expenses of $2,326, net of decreased employee compensation of $5,865 and decreased brokerage, communication and clearance fees of $1,349. For comparative purposes, the 2002 period includes expenses incurred by the Ladenburg Capital operations for the full year while the 2001 period includes expenses incurred by the Ladenburg Capital operations from May 7, 2001 to December 31, 2001.

Our revenues for 2002 consisted of commissions of $49,796, net principal transactions of $10,591, investment banking fees of $9,141, syndicate and underwriting income of $258, interest and dividends of $2,381, investment advisory fees of $2,736 and other income of $4,670. Our revenues for 2001 consisted of commissions of $39,756, net principal transactions of $30,662, investment banking fees of $11,698, syndicate and underwriting income of $652, interest and dividends of $4,100, investment advisory fees of $2,696 and other income of $4,389. Our expenses for 2002 consisted of employee compensation and benefits of $56,876, impairment of goodwill of $18,762 and other expenses of $49,387. Our expenses for 2001 consisted of employee compensation and benefits of $62,741 and other expenses of $43,461.

The $10,040 (25.3%) increase in commissions was primarily the result of the impact of the acquired Ladenburg Capital operations, which provided additional commission income of $34,900 in 2002 versus $25,175 in the 2001 period.

The $2,557 (21.9%) decrease in investment banking fees was primarily the result of decreased revenue from private placement and advisory assignments due to the decrease in capital markets activity.

The $20,071 (65.5%) decrease in principal transactions was primarily the result of decreases in trading income of $14,662 in the 2002 period and a decrease in sales credits caused by the continued significant decline in the market for equity securities.

The decrease in compensation expense of $5,865 (9.3%) was primarily due to the net decrease in revenues.

As discussed above, in 2002, we recorded a $18,762 charge for the impairment of goodwill, which was generated in the acquisition of the Ladenburg Capital operations.

Income tax expense for 2002 was $1,400 compared to $44 in 2001. The income tax rate for 2002 did not bear a customary relationship to effective tax rates primarily as a result of an increase in the valuation allowance of $12,844, state and local taxes and permanent differences. The income tax rate for 2001 did not bear a customary relationship to effective tax rates primarily as a result of the establishment of a valuation allowance of $4,565, state and local taxes and permanent differences.

After consideration of all the evidence, both positive and negative, especially the fact we have sustained operating losses during 2001 and for the year ended December 31, 2002 and that we continue to be affected by conditions in the economy, management has determined that a valuation allowance at December 31, 2002 was necessary to offset the deferred tax assets based on the likelihood of future realization. Accordingly, during 2002, we increased our valuation allowance to fully offset the deferred tax assets based on the likelihood of future realization. In addition, the income tax rate for the 2002 and 2001 periods does not bear a customary relationship to effective tax rates as a result of state and local income tax expense and limitations on the utilization of net operating loss carrybacks.

Liquidity and Capital Resources

Approximately 58.7% of our assets at December 31, 2003 are highly liquid, consisting primarily of cash and cash equivalents, trading securities owned and receivables from clearing brokers, all of which fluctuate, depending upon the levels of customer business and trading activity. Receivables from broker-dealers, which are primarily from our primary clearing broker, turn over rapidly. As a securities dealer, we may carry significant levels of securities inventories to meet customer needs. A relatively small percentage of our total assets are fixed. The total assets or the individual components of total assets may vary significantly from period to period because of changes relating to economic and market conditions, and proprietary trading strategies.

Ladenburg is subject to the net capital rules of the SEC. Therefore, it is subject to certain restrictions on the use of capital and its related liquidity. Ladenburg's regulatory net capital, as defined, of $6,745, exceeded minimum capital requirements of $250 by $6,495 at December 31, 2003. Failure to maintain the required net capital may subject Ladenburg to suspension or expulsion by the NYSE, the SEC and other regulatory bodies and ultimately may require its liquidation. The net capital rule also prohibits the payment of dividends, redemption of stock and prepayment or payment of principal of subordinated indebtedness if net capital, after giving effect to the payment, redemption or prepayment, would be less than specified percentages of the minimum net capital requirement. Compliance with the net capital rule could limit the operations of Ladenburg that requires the intensive use of capital, such as underwriting and trading activities, and also could restrict our ability to withdraw capital from it, which in turn, could limit our ability to pay dividends and repay and service our debt. In June 2003, we closed our Ft. Lauderdale office, which constituted all of our market making activities. As a result of our decision to eliminate our market making activities, effective June 13, 2003, our minimum net capital requirement decreased from $1,000 to $250.

Ladenburg, as guarantor of its customer accounts to its primary clearing broker, is exposed to off-balance-sheet risks in the event that its customers do not fulfill their obligations with the clearing broker. In addition, to the extent Ladenburg maintains a short position in certain securities, it is exposed to future off-balance-sheet market risk, since its ultimate obligation may exceed the amount recognized in the financial statements.

Net cash flows used in operating activities for the year ended December 31, 2003 were $6,254 as compared to $195 for the 2002 period. Cash used in operating activities increased to $6,254 for the year ended December 31, 2003 compared with $195 in the prior year. The increase was primarily due to an increase in receivables from clearing brokers of $9,867 in 2003 compared to a decrease of $16,542 in 2002, decreases of net operating assets of limited partnership of $1,406 in 2003 versus increases of net operating assets of limited partnership of $3,183 in 2002 and a decrease in income taxes receivable of $2,224 in 2003 versus an increase of $1,725 in 2002. These changes were offset by a $40,903 decrease in net loss and decreases of net trading securities owned of $6,204 in 2003 versus $1,773 in 2002. Non-cash charges in 2002 associated with the impairment of goodwill ($18,762), write-off of deferred tax assets ($3,339) and write-off of furniture, fixtures and leasehold improvements of $1,394 contributed significantly to the decrease in net loss of $46,393 in 2002 to $5,490 in 2003.

Net cash flows used in investing activities for the year ended December 31, 2003 were $434 compared to net cash flows provided by investing activities of $1,521 for the 2002 period. The difference is due to a decrease in purchases of furniture, equipment and leasehold improvements during the 2003 period.

There was $1,416 of cash flows used in financing activities for the year ended December 31, 2003, primarily representing $1,796 of distributions to limited partners of the Ladenburg Focus Fund. There was $5,332 of cash flows provided by financing activities for the year ended December 31, 2002 period, representing the issuance by us of $5,000 of promissory notes payable offset by the repayment of $2,000 of outstanding promissory notes payable and a decrease in the amount of collateral required under our letter of credit agreement with one of our landlords in the 2002 period.

We are obligated under several noncancellable lease agreements for office space, which provide for minimum lease payments, net of lease abatement and exclusive of escalation charges, of $4,526 in 2004 and approximately $5,126 per year until 2015. Such amounts exclude the lease referred to in the following paragraph. In addition, one of the leases obligates the Company to occupy additional space at the landlord's option, which may result in aggregate additional lease payments of up to $976 through June 2015.

Ladenburg Capital may have potential liability under a terminated lease for office space in New York City which it was forced to vacate during 2001 due to the events of September 11, 2001. Ladenburg Capital no longer occupies the space and believes it has no further lease obligation pursuant to the terms of the lease. This lease, which, had it not terminated as a result of the events of September 11, 2001, would have expired by its terms in March 2010, provides for future minimum payments aggregating approximately $4,335 payable $644 in 2004, $703 per year from 2005 through 2008 and $879 thereafter. Ladenburg Capital is currently in litigation with the landlord in which it is seeking judicial determination of the termination of the lease. If Ladenburg Capital is not successful in this litigation, it plans to sublease the property. Ladenburg Capital has provided for estimated costs in connection with this lease and has recorded a liability at December 31, 2003 and 2002. Additional costs may be incurred in connection with terminating this lease, or if not terminated, to the extent of foregone rental income in the event Ladenburg Capital does not sublease the office space for an amount at least equal to the lease obligations. Such costs may have a material adverse effect on Ladenburg Capital's financial position and liquidity.

Ladenburg ceased using one of the several floors it occupies in its New York City office and is currently seeking to sublet the property. In accordance with SFAS No. 146, Ladenburg's management evaluates Ladenburg's liability with respect to this space on a quarterly basis, taking into account estimated future sublease payments that could be reasonably obtained for the property. In these evaluations, Ladenburg's management concluded that no liability for this lease was required to be recorded as of December 31, 2003. Additional costs may be incurred, to the extent of foregone rental income in the event Ladenburg does not sublease the office space for an amount at least equal to the lease obligations. Such costs may have a material adverse effect on Ladenburg's financial position and liquidity.

In conjunction with the May 2001 acquisition of Ladenburg, we issued a total of $20,000 principal amount of senior convertible promissory notes due December 31, 2005 to New Valley Corporation, Berliner Effektengesellschaft AG and Frost-Nevada, Limited Partnership (which was subsequently assigned to Frost-Nevada Investments Trust). The $10,000 principal amount of notes issued to New Valley and Berliner, the former stockholders of Ladenburg, bear interest at 7.5% per annum, and the $10,000 principal amount of the note issued to Frost-Nevada bears interest at 8.5% per annum. The notes are currently convertible into a total of 11,296,746 shares of our common stock and are secured by a pledge of the stock of Ladenburg.

On August 31, 2001, we borrowed $1,000 from each of New Valley and Frost-Nevada in order to supplement the liquidity of our broker-dealer operations. The loans, which bore interest at 1% above the prime rate, were repaid in January 2002. On March 27, 2002, we borrowed $2,500 from New Valley. The loan, which bears interest at 1% above the prime rate, was due on the earlier of December 31, 2003 or the completion of one or more equity financings where we receive at least $5,000 in total proceeds. The terms of the loan restrict us from incurring or assuming any indebtedness that is not subordinated to the loan so long as the loan is outstanding. On July 16, 2002, we borrowed an additional $2,500 from New Valley (collectively, with the March 2002 Loan, the "2002 Loans") on the same terms as the March 2002 loan. In November 2002, New Valley agreed in connection with the Clearing Loans, to extend the maturity of the 2002 Loans to December 31, 2006 and to subordinate the 2002 Loans to the repayment of the Clearing Loans.

On June 28, 2002, New Valley, Berliner and Frost-Nevada agreed with us to forbear until May 15, 2003 payment of the interest due to them under the senior convertible promissory notes held by these entities on the interest payment dates of the notes commencing June 30, 2002 through March 2003 (the "Forbearance Interest Payments"). On March 3, 2003, the holders of the senior convertible promissory notes agreed to extend the interest forbearance period to January 15, 2005 with respect to interest payments due through December 31, 2004. Interest on the deferred amounts accrues at 8% on the New Valley and Berliner notes and 9% on the Frost-Nevada Investments Trust note. We also agreed to apply any net proceeds from any subsequent public offerings to any such deferred amounts owed to the holders of the notes to the extent possible. As of December 31, 2003, accrued interest payments as to which a forbearance was received amounted to $3,414. As discussed above, in March 2004, the holders of our senior convertible promissory notes agreed to convert such notes into approximately 26,000,000 shares of common stock at reduced conversion prices ranging from $0.70 to $1.10 per share, subject to shareholder approval. Concurrently with this agreement, we entered into an agreement with Berliner, the holder of the remaining $1,990 aggregate principal amount of senior convertible promissory notes, pursuant to which we will repurchase the notes held by Berliner, plus all accrued interest thereon, for $1,000 in cash. We currently anticipate recording a pre-tax charge in 2004 of approximately $10,900 in our statements of operations upon closing of these transactions. The charge reflects expense attributable to the reduction in the conversion price of the notes to be converted, offset partially by the gain on the repurchase of the Berliner notes. The net balance sheet effect of the transactions will be an increase in our shareholders' equity of approximately $22,900. Notwithstanding the foregoing, we cannot assure you that our operations will generate funds sufficient to repay our other existing debt obligations as they come due. Our failure to repay our indebtedness and make interest payments as required by our debt obligations could have a material adverse affect on our operations.

On October 8, 2002, we borrowed an additional $2,000 from New Valley. The loan, which bore interest at 1% above the prime rate, matured on the earliest of December 31, 2002, the next business day after we received our federal income tax refund for the fiscal year ended September 30, 2002, and the next business day after we received the Clearing Loans in connection with the Clearing Conversion. This loan was repaid in December 2002 upon receipt of the Clearing Loans.

Ladenburg also has $2,500 outstanding under a junior subordinated revolving credit agreement with an affiliate of its primary clearing broker that matures on October 31, 2004, under which borrowings incur interest at LIBOR plus 2%.

In November 2002, we consummated the Clearing Conversion whereby we now clear substantially all of our business through one clearing agent, our primary clearing broker. As part of the new agreement with this clearing agent, we are realizing significant cost savings from reduced ticket charges and other incentives. In addition, under the new clearing agreement, an affiliate of the clearing broker loaned us the $3,500 of Clearing Loans. The Clearing Loans are forgivable over various periods, up to four years from the date of the Clearing Conversion. As scheduled, $1,500 of principal on the Clearing Loans was forgiven in November 2003. The remaining principal balance of the Clearing Loans is scheduled to be forgiven as follows: $667 in November 2004, $667 in November 2005 and $666 in November 2006. Upon the forgiveness of the Clearing Loans, the forgiven amount is accounted for as other revenues. However, if the clearing agreement is terminated for any reason prior to the loan maturity date, the loan, less any amount that has been forgiven through the date of the termination, plus interest, must be repaid on demand.

In December 2003, Ladenburg Capital settled its litigation with the landlord and terminated its obligation under a lease expiring in 2007 relating to office space in Bethpage, New York, which it vacated in 2002. As a result of its settlement with the Bethpage landlord, Ladenburg Capital adjusted its liability and recorded a corresponding reduction in rent expense of $1,175 in the fourth quarter of 2003. This reduction in rent expense, less rent accrued in previous quarters during 2003, amounted to a net credit of $200 for the fiscal year ended December 31, 2003.

In the normal course of business, our operating subsidiaries have been and continue to be the subject of numerous civil actions and arbitrations arising out of customer complaints relating to our activities as a broker-dealer, as an employer and as a result of other business activities. In general, the cases involve various allegations that our employees had mishandled customer accounts. We believe that, based on our historical experience and the reserves established by us, the resolution of the claims presently pending will not have a material adverse effect on our financial condition. However, although we typically reserve an amount we believe will be sufficient to cover any damages assessed against us, we have in the past been assessed damages that exceeded our reserves. If we misjudged the amount of damages that may be assessed against us from pending or threatened claims, or if we are unable to adequately estimate the amount of damages that will be assessed against us from claims that arise in the future and reserve accordingly, our financial condition may be materially adversely affected.

Our liquidity position continues to be adversely affected by our inability to generate cash from operations. Accordingly, we have been forced to cut expenses as necessary. In order to accomplish this, we have implemented certain cost-cutting procedures throughout our operations including reducing the size of our workforce. Additionally, during the fourth quarter of 2002, in order to reduce future operating expenses, we terminated the operations of Ladenburg Capital and withdrew it as a broker-dealer. Ladenburg Capital filed at that time to withdraw as a broker-dealer, which withdrawal became effective in January 2004. Ladenburg has agreed to and is currently servicing the accounts of Ladenburg Capital and many of the employees of Ladenburg Capital were offered and have accepted employment with Ladenburg. The termination of Ladenburg Capital's operations reduced support expenses, operating expenses and general administrative expenses.

Our overall capital and funding needs are continually reviewed to ensure that our liquidity and capital base can support the estimated needs of our business units. These reviews take into account business needs as well as regulatory capital requirements of the subsidiary. If, based on these reviews, it is determined that we require additional funds to support our liquidity and capital base, we would seek to raise additional capital through available sources, including through borrowing additional funds on a short-term basis from New Valley or from other parties, including our shareholders and clearing brokers. Additionally, we may seek to raise money through a rights offering or other type of financing. In May 2002, we filed a registration statement for a proposed $10,000 rights offering to the holders of our outstanding common stock, convertible notes, warrants and options in order to raise additional necessary working capital. However, on August 6, 2002, we announced that we had decided to postpone the rights offering due to market conditions. If additional funds were needed, we could attempt to consummate the rights offering, although we do not currently anticipate that a rights offering could be successfully completed absent a material improvement in market conditions and a significant increase in our stock price. In the circumstance where the rights offering were ultimately consummated, we would be required to use the proceeds of the proposed rights offering to repay the 2002 Loans as well as all accumulated Forbearance Interest Payments, to the extent possible. If we continue to be unable to generate cash from operations and are unable to find alternative sources of funding as described above, it would have an adverse impact on our liquidity and operations.

Off-Balance Sheet Arrangements

The table below summarizes information about our contractual obligations as of December 31, 2003 and the effects these obligations are expected to have on our liquidity and cash flow in the future years.

Contractual Obligations	Payments Due By Period ($)				
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-Term Debt	29,500	2,500	27,000	–	–
Capital Lease Obligations	–	–	–	–	–
Operating Leases[(1)]	60,910	4,526	9,819	10,634	35,931
Employment Agreement Compensation[(2)]	878	698	180	–	–
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under GAAP	--	–	–	–	–
Totals	91,288	7,724	36,999	10,634	35,931

(1) Excludes $4,335 related to lease for office space vacated in 2001 which is being litigated with landlord.
(2) The employment agreements provide for bonus payments that are excluded from these amounts.

In addition to the agreement entered into with Charles I. Johnston referred to above in Item 1, "Business – Recent Developments – Executive Changes," Ladenburg entered into additional written employment agreements subsequent to December 31, 2003 with several employees, which obligations aggregate approximately $733 and $347 for 2004 and 2005, respectively.

Market Risk

Market risk generally represents the risk of loss that may result from the potential change in the value of a financial instrument as a result of fluctuations in interest and currency exchange rates, equity and commodity prices, changes in the implied volatility of interest rates, foreign exchange rates, equity and commodity prices and also changes in the credit ratings of either the issuer or its related country of origin. Market risk is inherent to both derivative and non-derivative financial instruments, and accordingly, the scope of our market risk management procedures extends beyond derivatives to include all market risk sensitive financial instruments.

Current and proposed underwriting, corporate finance, merchant banking and other commitments are subject to due diligence reviews by our senior management, as well as professionals in the appropriate business and support units involved. Credit risk related to various financing activities is reduced by the industry practice of obtaining and maintaining collateral. We monitor our exposure to counterparty risk through the use of credit exposure information, the monitoring of collateral values and the establishment of credit limits.

We maintain inventories of trading securities. At December 31, 2003 the fair market value of our inventories were $1,013 in long positions and $4,070 in short positions. We performed an entity-wide analysis of our financial instruments and assessed the related risk. Based on this analysis, in the opinion of management, the market risk associated with our financial instruments at December 31, 2003 will not have a material adverse effect on our consolidated financial position or results of operations.

Special Note Regarding Forward-Looking Statements

We and our representatives may from time to time make oral or written "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including any statements that may be contained in the foregoing discussion in "Management's Discussion and Analysis of Financial Condition and Results of Operations", in this report and in other filings with the Securities and Exchange Commission and in our reports to shareholders, which reflect our expectations or beliefs with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties and, in connection with the "safe-harbor" provisions of the Private Securities Litigation Reform Act, we have identified under "Risk Factors" in Item 1 above, important factors that could cause actual results to differ materially from those contained in any forward-looking statement made by or on behalf of us.

Results actually achieved may differ materially from expected results included in these forward-looking statements as a result of these or other factors. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date on which such statements are made. We do not undertake to update any forward-looking statement that may be made from time to time by or on behalf of us.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations – Market Risk" is incorporated herein by reference.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See the Consolidated Financial Statements and Notes thereto, together with the reports thereon of Eisner LLP dated February 5, 2004 and PricewaterhouseCoopers LLP dated March 22, 2002, beginning on page F-1 of this report.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

Effective September 30, 2002, we changed our independent accountants as described in our Current Report on Form 8-K dated September 30, 2002 and filed with the SEC on October 2, 2002.

ITEM 9A. CONTROLS AND PROCEDURES.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we have evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report, and, based on that evaluation, our principal executive officer and principal financial officer have concluded that these controls and procedures are effective. There were no changes in our internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Disclosure controls and procedures are our controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to its management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding disclosure.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.

The following table sets forth the names, ages and positions of our current directors, executive officers and other key employees as of March 26, 2004. Our directors are elected annually and serve until the next annual meeting of shareholders and until their successors are elected and appointed. Our executive officers serve until the election and qualification of their successors or until their death, resignation or removal by our board of directors.

Name	Age	Position
Howard M. Lorber	55	Chairman of the Board
Victor M. Rivas	60	President and Chief Executive Officer
Vincent A. Mangone	38	Director
Mark Zeitchick	38	Director
Henry C. Beinstein	61	Director
Robert J. Eide	51	Director
Richard J. Lampen	50	Director
Richard J. Rosenstock	52	Director
Salvatore Giardina	42	Vice President and Chief Financial Officer

Howard M. Lorber has been chairman of our board of directors since May 2001. Since November 1994, he has been president, chief operating officer and a member of the board of directors of New Valley, a company engaged in the real estate business and seeking to acquire additional operating companies. From January 1994 to January 2001, Mr. Lorber was a consultant to Vector Group Ltd., a New York Stock Exchange-listed holding company, with subsidiaries engaged in the manufacture and sale of cigarettes and the principal shareholder of New Valley, and since January 2001 has served as its president, chief operating officer and a member of its board of directors. Mr. Lorber has been chairman of the board of directors of Hallman & Lorber Associates Inc., consultants and actuaries of qualified pension and profit sharing plans, and various of its affiliates since 1975. Mr. Lorber has been a stockholder and a registered representative of Aegis Capital Corp., a broker-dealer and a member firm of the NASD since 1984. Since 1990, Mr. Lorber has been chairman of the board of directors of Nathan's Famous, Inc., a chain of fast food restaurants, and has been its chief executive officer since 1993. Mr. Lorber also serves as a director of United Capital Corp., a real estate investment and diversified manufacturing company, and of Prime Hospitality Corp., a company doing business in the lodging industry. He is also a trustee of Long Island University.

Victor M. Rivas has been our president and chief executive officer and a member of our board of directors since May 2001. Mr. Rivas will retire from all of his positions with us and our subsidiaries effective March 31, 2004. For more information regarding Mr. Rivas' retirement, see Item 1, "Business – Recent Developments – Executive Changes" above. Mr. Rivas has been affiliated with Ladenburg, our primary operating subsidiary, since September 1997 and has been its chairman and chief executive officer since July 1999. He has been co-chairman of the board of directors of Ladenburg Capital Management Inc., one of our previous operating subsidiaries, since November 2001. Since October 1999, he has been a member of the board of directors of New Valley. Prior to joining Ladenburg, Mr. Rivas served as an executive officer of the brokerage firms of Rickel & Associates, Inc. from March 1997 to September 1997 and Janssen-Meyers Associates, L.P. from January 1996 to March 1997. Mr. Rivas had previously served as chairman of the board and chief executive officer of Conquest Industries Inc. and its subsidiary, Conquest Airlines Corp.

Vincent A. Mangone has been a member of our board of directors since August 1999. He also served as our executive vice president from August 1999 until December 2003. Mr. Mangone has been a registered representative with Ladenburg since March 2001. Mr. Mangone has also been affiliated with Ladenburg Capital since October 1993 and has been an executive vice president since September 1995.

Mark Zeitchick has been a member of our board of directors since August 1999. He also served as our executive vice president from August 1999 until December 2003. Mr. Zeitchick has been a registered representative with Ladenburg since March 2001. Mr. Zeitchick has also been affiliated with Ladenburg Capital since October 1993. Mr. Zeitchick has been Ladenburg Capital's co-chairman since November 2001. From September 1995 until November 2001, he was an executive vice president of Ladenburg Capital. From May 2001 until November 2001, he served as chairman of Ladenburg Capital, and became co-chairman in November 2001.

Henry C. Beinstein has been a member of our board of directors since May 2001. Mr. Beinstein has been a director of New Valley since 1994 and of Vector Group since March 2004. Since August 2002, Mr. Beinstein has been a money manager and an analyst and registered representative of Gagnon Securities, LLC, a broker-dealer and a member firm of the NASD. He retired in August 2002 as the executive director of Schulte Roth & Zabel LLP, a New York-based law firm, a position he had held since August 1997. Before that, Mr. Beinstein had served as the managing director of Milbank, Tweed, Hadley & McCloy LLP, a New York-based law firm, commencing in November 1995. From April 1985 through October 1995, Mr. Beinstein was the executive director of Proskauer Rose LLP, a New York-based law firm. Mr. Beinstein is a certified public accountant in New York and New Jersey and prior to joining Proskauer was a partner and national director of finance and administration at Coopers & Lybrand.

Robert J. Eide has been a member of our board of directors since May 2001. He has also been the chairman and treasurer of Aegis Capital Corp. since before 1988. Mr. Eide also serves as a director of Nathan's Famous and Vector Group.

Richard J. Lampen has been a member of our board of directors since January 2002. He has been the executive vice president and general counsel of New Valley since October 1995 and a member of its board of directors since July 1996. Since July 1996, Mr. Lampen has served as executive vice president of Vector Group. Since January 1997, Mr. Lampen has served as a director of CDSI Holdings Inc., a company with interests in the marketing services business, and since November 1998 has been its president and chief executive officer. From May 1992 to September 1995, Mr. Lampen was a partner at Steel Hector & Davis, a law firm located in Miami, Florida. From January 1991 to April 1992, Mr. Lampen was a managing director at Salomon Brothers Inc., an investment bank, and was an employee at Salomon Brothers from 1986 to April 1992. Mr. Lampen has served as a director of a number of other companies, including U.S. Can Corporation, The International Bank of Miami, N.A. and Spec's Music Inc., as well as a court-appointed independent director of Trump Plaza Funding, Inc.

Richard J. Rosenstock has been a member of our board of directors since August 1999. From May 2001 until December 2002, Mr. Rosenstock served as vice chairman of our board of directors and from August 1999 until December 2002, served as our chief operating officer. He also served as our president from August 1999 until May 2001. Since January 2003, Mr. Rosenstock has been a registered representative of Ladenburg. Mr. Rosenstock was affiliated with Ladenburg Capital from 1986 until December 2002, serving from May 2001 as Ladenburg Capital's chief executive officer. From January 1994 until May 1998, he served as an executive vice president of Ladenburg Capital and was its president from May 1998 until November 2001.

Other Executive Officer

Salvatore Giardina has been our vice president and chief financial officer since October 2002 and was our vice president of finance from June 2001 until October 2002. Mr. Giardina has been affiliated with Ladenburg since February 1990. He has served as Ladenburg's chief financial officer since August 1998, and from February 1990 until August 1998, served as its controller. From August 1983 until February 1990, Mr. Giardina was an auditor with the national public accounting firm of Laventhol & Horwath. Mr. Giardina is a certified public accountant.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our officers, directors and persons who beneficially own more than ten percent of our common stock to file reports of ownership and changes in ownership with the SEC. These reporting persons are also required to furnish us with copies of all Section 16(a) forms they file. To our knowledge, based solely on our review of the copies of these forms furnished to us and representations that no other reports were required, all Section 16(a) reporting requirements were complied with during the fiscal year ended December 31, 2003.

Audit Committee Financial Expert

Currently, our audit committee is comprised of Henry C. Beinstein, Robert J. Eide and Richard J. Lampen, with Mr. Beinstein serving as the chairman of the audit committee. Our board of directors believes that the audit committee has at least one "audit committee financial expert" (as defined in Regulation 240.401(h)(1)(i)(A) of Regulation S-K) serving on its audit committee, such "audit committee financial expert" being Mr. Beinstein. Our board of directors also believes that Mr. Beinstein would be considered an "independent" director under Item 7(d)(3)(iv) of Schedule 14A under the Securities Exchange Act of 1934.

Code of Ethics

In February 2004, our board of directors adopted a code of ethics that applies to our directors, officers and employees as well as those of our subsidiaries. A copy of our code of ethics has been filed as an exhibit to this Annual Report on Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION.

The following table shows the compensation paid or accrued by us to our chief executive officer and to our most highly compensated executive officers whose total 2003 compensation exceeded $100 (collectively, the "Named Executive Officers") for the calendar years 2003, 2002 and 2001. All compensation figures in this table and the notes thereto, are in dollars.

Name and Principal Position	Fiscal Period	Annual Compensation		Long-Term Compensation	All Other Compensation
		Salary ($)	Bonus ($)	Options (#)	
Victor M. Rivas	2003	500,000	500,000[1]	-0-	2,254[2]
President and Chief Executive	2002	500,000	595,678[3]	300,000	3,044[2]
Officer	2001	500,000[4]	867,826[5]	1,000,000	375,000[6]
Mark Zeitchick	2003	90,000	307,981[7]	-0-	79,580[2]
Former Executive Vice	2002	90,000	378,055[7]	250,000	32,357[2]
President	2001	66,500	379,681[7]	-0-	15,458[2]
Vincent A. Mangone	2003	90,000	307,981[7]	-0-	85,378[2]
Former Executive Vice	2002	90,000	378,055[7]	250,000	40,341[2]
President	2001	66,500	379,681[7]	-0-	10,752[2]
Salvatore Giardina	2003	214,000	55,000[8]	30,000	-0-
Vice President and Chief	2002	214,000	-0-	35,000	70[9]
Financial Officer	2001	214,000	3,500[8]	-0-	709[9]

(1) Represents a $500,000 bonus paid by us.

(2) Represents commissions earned from customer accounts for which the individual is a designated account representative.

(3) Represents (i) a $500,000 bonus paid by us and (ii) a $95,678 bonus paid by us under our Special Performance Incentive Plan.

(4) Represents $173,973 of salary paid by Ladenburg prior to the consummation of the stock purchase agreement with New Valley, Berliner and Ladenburg on May 7, 2001 and $326,027 of salary paid thereafter by us.

(5) Represents (i) a $173,973 bonus paid by Ladenburg, (ii) a $326,027 bonus paid by us pursuant to his employment agreement and (iii) a $367,826 bonus paid by us under our Special Performance Incentive Plan.

(6) Represents the portion of a fee paid by New Valley to Mr. Rivas which was reimbursed by Ladenburg for his services in connection with the closing of the stock purchase agreement with New Valley, Berliner and Ladenburg

(7) Represents a bonus paid to the individual under our Special Performance Incentive Plan.

(8) Represents a discretionary bonus received by the individual.

(9) Represents residual earnings from stock options surrendered with respect to the 1995 merger of Ladenburg Thalmann and New Valley.

Compensation Arrangements for Executive Officers

Victor M. Rivas is currently employed by us as our president and chief executive officer under an employment agreement with Ladenburg which expires in August 2004. On March 9, 2004, we entered into a Severance, Waiver and Release Agreement with Mr. Rivas. Under the Severance Agreement, effective March 31, 2004, Mr. Rivas will retire from all of his positions with us and all of our subsidiaries including Ladenburg. Pursuant to the Severance Agreement, Mr. Rivas will receive (i) a lump sum payment of approximately $449 (representing various amounts owed to him under his existing employment agreement) and (ii) continued health benefits under his existing employment agreement until the earlier of his 65th birthday or until he is covered on a comparable basis by another plan.

In connection with Mr. Rivas' retirement, we entered into an Employment Agreement dated March 9, 2004 with Charles I. Johnston pursuant to which Mr. Johnston will serve as our president and chief executive officer and as chairman and chief executive officer of Ladenburg effective as of April 1, 2004. Under the Employment Agreement, Mr. Johnston will receive (i) a base salary of $250 per year, (ii) a payment of approximately $10 on April 1, 2004, (iii) the right to participate in an annual bonus plan for the benefit of our executives if we adopt such a plan and (iv) options to purchase 2,500,000 shares of our common stock at a price of $0.75 per share, 1,000,000 of which are under our 1999 Performance Equity Plan and 1,500,000 of which are outside the plan. The options vest based on his continued employment in five annual installments commencing on March 9, 2005 and expire on March 8, 2014. The options provide that if a "change of control" (as defined in the Employment Agreement) occurs, all options not yet vested will vest and become immediately exercisable. If Mr. Johnston is terminated by us for any reason other than for cause within the first year of the agreement, we are obligated to pay him $100 and 100,000 of his options will vest. Thereafter, we will be required to pay him a full year's base salary upon his termination by us. The employment agreement also provides that Mr. Johnston will not compete with us or any of our subsidiaries in any company that is materially involved in the retail brokerage business for a period of one year from the date of his termination.

Salvatore Giardina is currently employed by us as our executive vice president and chief financial officer until April 1, 2005 under an employment agreement with Ladenburg. The employment agreement provides for an annual base salary of approximately $214 subject to periodic increases and discretionary bonuses as determined by our board of directors or our compensation committee. If Mr. Giardina is terminated by us for any reason other than for cause during the term of the agreement, we are obligated to pay him the remainder of his salary during the term of the agreement as a lump sum payment. The agreement provides that Mr. Giardina will not, for a period of one year from the date of his termination, solicit or induce any director, officer or employee of us or our subsidiaries to terminate such person's employment or to become employed by any other corporation or business.

Effective December 31, 2002, we entered into an amendment to Richard Rosenstock's employment agreement that provided for him to no longer be employed by us. However, he will continue to be employed by Ladenburg as a registered representative until December 31, 2005. Mr. Rosenstock, a member of our board of directors and our former vice chairman and chief operating officer, received $25 upon signing of the amendment and received a monthly base salary of approximately $17 for the first year of the agreement and will receive a monthly base salary of $15 for the second and third years of the agreement. Additionally, Mr. Rosenstock will receive 50% of all of his retail brokerage production for the term of the agreement and 15% of any compensation received by Ladenburg or any of its affiliates as a finders fee for any corporate finance transactions entered into within 18 months after the introduction by Mr. Rosenstock to Ladenburg. However, he will no longer be entitled to participate in the Special Performance Incentive Plan and Annual Incentive Bonus Plan. The agreement provides that Mr. Rosenstock will not compete with us or our subsidiaries for a period of one year from the date of his termination, but allows him to deal with any of his prior or then existing customers or clients without any restriction. The signing bonus and base salary are considered a buy-out for accounting purposes, and accordingly, a total of $590 was accrued as of December 31, 2002 and included in operating expenses for 2002.

Messrs. Zeitchick and Mangone, our former executive vice presidents, were previously employed by us and Ladenburg Capital pursuant to five-year employment agreements dated August 24, 1999. Due to our financial condition, Messrs. Zeitchick and Mangone voluntarily forfeited 25% of the compensation due to them under the Special performance Incentive Plan for the period from September 1, 2002 through December 31, 2002. Effective December 31, 2003, we entered into amendments to each of Messrs. Zeitchick's and Mangone's agreements that provided for them to terminate their employment with us as our executive vice presidents. The amendments provides for each of them to be employed with Ladenburg as a registered representative until August 31, 2004. Messrs. Zeitchick and Mangone will each receive a monthly base salary of approximately $4 for the duration of the agreement and be entitled to continue to participate in our Annual Incentive Bonus Plan as well as receive an override (as defined in our Special Performance Incentive Plan) at a rate of 0.25335%. They will also receive a 50% payout on all of their retail brokerage production in accordance with Ladenburg's standard procedures as well as 15% of any compensation received by Ladenburg or any of its affiliates as a finders fee for any corporate finance transactions entered into within 18 months after the introduction by them to Ladenburg. Additionally, if Ladenburg Capital Fund Management, the general partner of the Ladenburg Focus Fund, is paid any performance, management or other fee in connection with the fund during or relating to the year ended December 31, 2003, they shall receive 20% of such amount paid. The agreements provide that Messrs. Zeitchick and Mangone will not compete with us or our subsidiaries for a period of one year from the date of their termination, but allows them to deal with any of their prior or then existing customers or clients without any restriction. The remaining salary payable under these amended employment agreements is considered a buy-out for accounting purposes, and accordingly, a total of $60 was accrued as of December 31, 2003 and included in operating expenses for 2003.

Compensation Arrangements for Directors

Directors who are employees of ours receive no cash compensation for serving as directors. Our non-employee directors receive annual fees of $15, payable in quarterly installments, for their services on our board of directors, and members of our audit committee and compensation committee each receive an additional annual fee of $10 and $5, respectively. In addition, each director receives five hundred dollars per meeting that he attends. Additionally, upon their election or re-election, as the case may be, we grant our non-employee directors ten-year options under our 1999 Performance Equity Plan to purchase 20,000 shares of our common stock at fair market value on the date of grant. All of our directors are reimbursed for their costs incurred in attending meetings of the board of directors or of the committees on which they serve.

Option Grants

The following table represents the stock options granted in the fiscal year ended December 31, 2003, to the Named Executive Officers.

STOCK OPTION GRANTS IN 2003					
Name of Executive	Number of Securities Underlying Options Granted (#)	Percent of Total Options Granted to Employees in Fiscal Year (%)	Exercise Price of Options ($)	Expiration Date	Grant Date Present Value(1)($)
Salvatore Giardina	30,000	2.6%	0.45	12/16/13	$12,300

(1) The estimated present value at grant date of the options granted to such individual has been calculated using the Black-Scholes option pricing model, based upon the following assumptions: volatility of 103.20%, a risk-free rate of 4.27%, an expected life of 10 years, a dividend rate of 0% and no forfeiture. The approach used in developing the assumptions upon which the Black-Scholes valuation was done is consistent with the requirements of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation."

The following table sets forth the fiscal year-end option values of outstanding options at December 31, 2003, and the dollar value of unexercised, in-the-money options for our Named Executive Officers. There were no stock options exercised by any of the Named Executive Officers in 2003.

AGGREGATED FISCAL YEAR-END OPTION VALUES				
	Number of Securities Underlying Unexercised Options at Fiscal Year End:		Dollar Value of Unexercised in-the-money Options at Fiscal Year End	
Name	Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Victor M. Rivas	766,666	533,334	-0-	-0-
Mark Zeitchick	183,333	166,667	-0-	-0-
Vincent A. Mangone	183,333	166,667	-0-	-0-
Salvatore Giardina	11,667	53,333	-0-	-0-

Annual Incentive Bonus Plan

On August 23, 1999, our shareholders adopted the Annual Incentive Bonus Plan, which is a performance-based compensation plan for our executive officers and other key employees. The plan is administered by our compensation committee and is intended to comply with the regulations issued under Section 162(m) of the Internal Revenue Code. Under this plan, bonuses are paid to participants selected by our compensation committee if performance targets established by our compensation committee are met within the specified performance periods. For the fiscal year ended December 31, 2003 and for the fiscal year ending December 31, 2004, our compensation committee determined that participating employees would share in a bonus pool equal to 25% of our net income before taxes and before the accrual of compensation payable under this plan provided that we achieve a 10% return on equity before taxes at the end of the fiscal year. The maximum award payable annually to any participant under this plan was limited to a percentage of the bonus pool created and was subject to the maximum limit of $5,000 for any person. The maximum award available to Victor M. Rivas under the Plan was limited to 32.5% of the Pool and the maximum award available to any other participant under the plan was limited to 22.5% of the Pool. No awards were made under the Bonus Plan for fiscal 2003 to Messrs. Rivas, Zeitchick and Mangone, the participants in the Bonus Plan for 2003. The compensation committee has selected Messrs. Zeitchick and Mangone to participate in the Bonus Plan for fiscal 2004.

Special Performance Incentive Plan

On August 23, 1999, our shareholders adopted our Special Performance Incentive Plan. The Special Performance Incentive Plan is similar in nature to the Annual Incentive Bonus Plan in seeking to provide performance-based compensation within the meaning of Section 162(m) of the Internal Revenue Code. Executive officers and key employees selected by our compensation committee may receive bonuses upon reaching performance targets established by our compensation committee within specific performance periods, which performance targets may be based upon one or more selected business criteria. For the fiscal year ended December 31, 2003 and for the fiscal year ending December 31, 2004, the compensation committee has determined that participants are entitled to receive an incentive award that is based on our total consolidated revenues provided that specified commission levels are achieved. Awards are payable monthly, based on the average monthly revenues to such date. However, final awards reflecting the performance for the last month of the fiscal period and the fiscal period overall are not paid until all financial results for the year are reconciled and the compensation committee has approved and certified that the established performance requirements have been achieved. The maximum award payable for any fiscal period to any participant is the lesser of $5,000 or a set percentage for the individual participants as disclosed elsewhere in this report. Messrs. Rivas, Zeitchick and Mangone received bonuses under the Special Performance Incentive Plan for fiscal 2003 as disclosed in the Summary Compensation table above. The compensation committee has determined that Messrs. Zeitchick and Mangone will currently be entitled to participate in this plan for fiscal 2004.

1999 Performance Equity Plan

On August 23, 1999, our shareholders adopted the 1999 Performance Equity Plan covering 3,000,000 shares of our common stock, under which our officers, directors, key employees and consultants are eligible to receive incentive or non-qualified stock options, stock appreciation rights, restricted stock awards, deferred stock, stock reload options and other stock based awards. On May 7, 2001, our shareholders approved an amendment increasing the number of shares available for issuance under the plan to 5,500,000 shares. On November 6, 2002, our shareholders approved another amendment increasing the number of shares available for issuance under the plan to 10,000,000 shares. The Performance Equity Plan will terminate when no further awards may be granted and awards granted are no longer outstanding, provided that incentive options may only be granted until May 26, 2009. The plan is intended to comply with the regulations issued under Section 162(m) of the Internal Revenue Code and is administered by our compensation committee. To the extent permitted under the provisions of the plan, the compensation committee has authority to determine the selection of participants, allotment of shares, price, and other conditions of awards.

Ladenburg Thalmann Financial Services Inc. Employee Stock Purchase Plan

In November 2002, our shareholders approved the "Ladenburg Thalmann Financial Services Inc. Employee Stock Purchase Plan," under which a total of 5,000,000 shares of common stock are available for issuance. Under this stock purchase plan, as currently administered by the compensation committee, all full-time employees may use a portion of their salary to acquire shares of our common stock. Option periods have been initially set at three months long and commence on January 1st, April 1st, July 1st and October 1st of each year and end on March 31st, June 30th, September 30th and December 31st of each year. On the first day of each option period, known as the "date of grant," each participating employee is automatically granted an option to purchase shares of our common stock to be automatically exercised on the last trading day of the three-month purchase period comprising an option period. The last trading day of an option period is known as an "exercise date." On the exercise date, the amounts withheld will be applied to purchase shares for the employee from us. The purchase price will be the lesser of 85% of the last sale price of our common stock on the date of grant or on the exercise date. The Plan became effective

November 6, 2002 and as of the date of this report, 1,601,919 shares of common stock have been issued under it.

Compensation Committee Interlocks and Insider Participation

Our compensation committee is comprised of Messrs. Lorber, Beinstein and Eide. None of these individuals served as officers of ours or of our subsidiaries. Mr. Lorber is the chairman of the board of a firm which receives commissions from insurance policies written for us. See "Item 13 – Certain Relationships and Related Transactions."

Victor M. Rivas, our president and chief executive officer, serves as a member of New Valley's board of directors, of which Mr. Lorber is president, chief operating officer and a director. Additionally, Richard J. Lampen, New Valley's executive vice president, general counsel and director, is a member of our board of directors. Prior to October 2002, New Valley's board of directors did not have a separate compensation committee and acted on compensation matters as an entire body. No individual who is an executive officer of ours currently serves on the New Valley compensation committee.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The following table sets forth certain information as of March 26, 2004 with respect to the beneficial ownership of our common stock by (i) those persons or groups known to beneficially own more than 5% of our voting securities, (ii) each of our directors, (iii) the Named Executive Officers and (iv) all of our current directors and executive officers as a group. Except as otherwise stated, the business address of each of the below listed persons is c/o Ladenburg Thalmann Financial Services Inc., 590 Madison Avenue, 34th Floor, New York, New York 10022.

Name of Beneficial Owner	Amount and Nature of Beneficial ownership (1)	Percent of Class of Voting Securities
Phillip Frost, M.D. (2)	8,461,841(3)	16.8%
Berliner Effektengesellschaft AG (4)	5,575,556(5)	12.5%
Bennett S. LeBow	4,381,314(6)	10.0%
Richard J. Rosenstock	3,968,012(7)	9.0%
New Valley Corporation(8)	3,944,216(9)	8.3%
Carl C. Icahn (10)	3,396,258(11)	7.8%
Mark Zeitchick	1,692,977(12)	3.9%
Vincent Mangone	1,692,977(13)	3.9%
Howard M. Lorber	1,555,878(14)	3.6%
Victor M. Rivas	879,466(15)	2.0%
Richard J. Lampen	78,367(16)	*
Robert J. Eide	51,367(17)	*
Henry C. Beinstein	51,361(18)	*
Salvatore Giardina	23,333(19)	*
All directors and executive officers as a group (9 persons)	9,993,738(20)	22.0%

* Less than 1 percent.

(1) Beneficial ownership is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. The information concerning the shareholders is based upon numbers reported by the owner in

documents publicly filed with the SEC, publicly available information or information made known to us. Except as otherwise indicated, all of the shares of common stock are owned of record and beneficially and the persons identified have sole voting and investment power with respect thereto.

(2) The business address of Dr. Frost is c/o IVAX Corporation, 4400 Biscayne Boulevard, Miami, Florida 33137.

(3) Represents (i) 1,844,366 shares of common stock held by Frost Gamma Investments Trust, a trust organized under Nevada law, (ii) 100,000 shares of common stock issuable upon exercise of an immediately exercisable warrant held by Frost Gamma, (iii) 6,497,475 shares of common stock issuable upon conversion of a senior convertible promissory note held by Frost-Nevada Investments Trust, a trust organized under Nevada law, and (iv) 20,000 shares of common stock issuable upon exercise of currently exercisable options held by Dr. Frost. Does not include additional shares of common stock that will be issuable, subject to shareholder approval, upon conversion of the senior convertible promissory note held by Frost-Nevada pursuant to the debt conversion agreement we entered into in March 2004. See Item 1, "Business – Recent Developments – Debt Conversion" above. Dr. Frost is the sole trustee of both Frost Gamma Investments Trust and Frost-Nevada Investments Trust. Dr. Frost is also (a) the sole limited partner of Frost Gamma Limited Partnership, the beneficiary of Frost Gamma Investments Trust, and is the sole shareholder of Frost-Nevada Corporation, the sole shareholder of Frost Gamma Inc., the general partner of Frost Gamma Limited Partnership, (b) one of the three limited partners of Frost-Nevada, Limited Partnership, the beneficiary of Frost-Nevada Investments Trust, and is the sole shareholder of Frost-Nevada Corporation, the general partner of Frost-Nevada, Limited Partnership and (c) the sole shareholder of Frost Beta, Inc., the sole general partner of Frost Beta, LLP, a limited partner of Frost-Nevada, Limited Partnership. Record ownership of these shares may be transferred from time to time among Dr. Frost and, in addition to other entities that he may control, any or all of Frost Gamma Investments Trust, Frost Gamma Limited Partnership, Frost Gamma Inc., Frost-Nevada Investments Trust, Frost-Nevada, Limited Partnership, Frost Beta, Inc., Frost Beta, LLP and Frost-Nevada Corporation. Accordingly, solely for purposes of reporting beneficial ownership of these shares pursuant to Section 13(d) of the Exchange Act, each of these parties will be deemed to be the beneficial owner of the shares held by any other of the parties. The foregoing information was derived from an Amendment to Schedule 13D filed with the SEC on September 10, 2001 as well as from information made known to us.

(4) The business address for Berliner Effektengesellschaft AG is Kurfüstendamm 119, 10711 Berlin, Germany.

(5) Includes 955,055 shares of common stock issuable upon conversion of a senior convertible promissory note held by Berliner. As described above in Item 1, "Business – Recent Developments – Debt Conversion," we agreed to repurchase this note held by Berliner.

(6) Represents (i) 758,205 shares of common stock held directly by Mr. LeBow, (ii) 3,325,199 shares of common stock held by LeBow Gamma Limited Partnership, a Nevada limited partnership, (iii) 110,336 shares of common stock held by LeBow Alpha LLLP, a Delaware limited liability limited partnership, (iv) 147,574 shares of common stock held by The Bennett and Geraldine LeBow Foundation, Inc., a Florida not-for-profit corporation, and (v) 40,000 shares of common stock issuable upon exercise of currently exercisable options held by Mr. LeBow. Does not include the shares of common stock beneficially owned by New Valley Corporation of which Mr. LeBow serves as an executive officer and director. Mr. LeBow indirectly exercises sole voting power and sole dispositive power over the shares of common stock held by the partnerships. LeBow Holdings, Inc., a Nevada corporation, is the sole stockholder of LeBow Gamma, Inc., a Nevada corporation, which is the general partner of LeBow Gamma Limited Partnership, and is the general partner of LeBow Alpha LLLP. Mr. LeBow is a director, officer and sole stockholder of LeBow Holdings, Inc. and a director and officer of LeBow Gamma, Inc. Mr. LeBow and family members serve as directors and executive officers of the Foundation and Mr. LeBow possesses shared voting and shared dispositive power with the other directors of the Foundation with respect to the Foundation's shares of common stock. The foregoing information was derived from an Amendment to Schedule 13D filed with the SEC on December 21, 2001 as well as from information made known to us.

(7) Represents (i) 3,701,346 shares of common stock held of record by The Richard J. Rosenstock Revocable Living Trust Dated 3/5/96, of which Mr. Rosenstock is the sole trustee and beneficiary, and (ii) 266,666 shares of common stock issuable upon exercise of currently exercisable options held by Mr. Rosenstock. Does not include 83,334 shares of common stock issuable upon exercise of options held by Mr. Rosenstock that are not currently exercisable and that will not become exercisable within the next 60 days.

(8) The business address for New Valley Corporation is 100 S. E. Second Street, Miami, Florida 33131.

(9) Represents (i) 3,844,216 shares of common stock issuable upon conversion of a senior convertible promissory note held by New Valley and (ii) 100,000 shares of common stock issuable upon exercise of immediately exercisable warrants held by New Valley. Does not include additional shares of common stock that will be issuable, subject to shareholder approval, upon conversion of the senior convertible promissory note held by New Valley pursuant to the debt conversion agreement we entered into in March 2004. See Item 1, "Business – Recent Developments – Debt Conversion" above.

(10) The business address for Mr. Icahn is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153.

(11) Represents (i) 2,148,725 shares of common stock held by High River Limited Partnership, (ii) 1,227,773 shares of common stock held by Tortoise Corp. and (iii) 19,760 shares of common stock held by Little Meadow Corp. Each of these entities are either directly or indirectly 100% owned by Mr. Icahn. As such, Mr. Icahn is in a position to directly and indirectly determine the investment and voting decisions made by these entities. Accordingly, Mr. Icahn may be deemed to be the beneficial owner of these shares for purposes of reporting beneficial ownership pursuant to Section 13(d) of the Exchange Act. However, Mr. Icahn disclaims beneficial ownership of these shares for all other purposes. The foregoing information was derived from a Schedule 13D filed with the SEC on December 28, 2001.

(12) Represents (i) 1,414,211 shares of common stock held of record by MZ Trading LLC, of which Mr. Zeitchick is the sole managing member, (ii) 12,100 shares of common stock held of record by Mr. Zeitchick and (iii) 266,666 shares of common stock issuable upon exercise of currently exercisable options held by Mr. Zeitchick. Does not include 83,334 shares of common stock issuable upon exercise of options held by Mr. Zeitchick that are not currently exercisable and that will not become exercisable within the next 60 days.

(13) Represents (i) 1,426,311 shares of common stock held of record by The Vincent A. Mangone Revocable Living Trust Dated 11/5/96, of which Mr. Mangone is the sole trustee and beneficiary, and (ii) 266,666 shares of common stock issuable upon exercise of currently exercisable options held by Mr. Mangone. Does not include 83,334 shares of common stock issuable upon exercise of options held by Mr. Mangone that are not currently exercisable and that will not become exercisable within the next 60 days.

(14) Represents (i) 1,392,251 shares of common stock held directly by Mr. Lorber, (ii) 118,560 shares of common stock held by Lorber Alpha II Partnership, a Nevada limited partnership, (iii) 5,067 shares of common stock held by the Lorber Charitable Fund, a New York not-for-profit corporation, and (iv) 40,000 shares of common stock issuable upon exercise of currently exercisable options held by Mr. Lorber. Does not include (i) 20,000 shares of common stock issuable upon exercise of options held by Mr. Lorber that are not currently exercisable and that will not become exercisable within 60 days and (ii) the shares of common stock beneficially owned by New Valley Corporation of which Mr. Lorber serves as an executive officer and director. Mr. Lorber indirectly exercises sole voting power and sole dispositive power over the shares of common stock held by the partnership. Lorber Alpha II, Inc., a Nevada corporation, is the general partner of Lorber Alpha II Partnership. Mr. Lorber is the director, officer and principal stockholder of Lorber Alpha II, Inc. Mr. Lorber and family members serve as directors and executive officers of Lorber Charitable Fund, and Mr. Lorber possesses shared voting power and shared dispositive power with the other directors of the fund with respect to the fund's shares of our common stock. The foregoing information was derived from an Amendment to Schedule 13D filed with the SEC on December 21, 2001 as well as from information made known to us.

(15) Includes 866,666 shares of common stock issuable upon exercise of currently exercisable options held by Mr. Rivas. Does not include 433,334 shares of common stock issuable upon exercise of options held by Mr. Rivas that are not currently exercisable and that will not become exercisable within the next 60 days.

(16) Includes 40,000 shares of common stock issuable upon exercise of currently exercisable options held by Mr. Lampen. Does not include (i) 20,000 shares of common stock issuable upon exercise of options held by Mr. Lampen that are not currently exercisable and that will not become exercisable within the next 60 days and (ii) the shares of common stock beneficially owned by New Valley Corporation of which Mr. Lampen serves as an executive officer and director.

(17) Includes 40,000 shares of common stock issuable upon exercise of currently exercisable options held by Mr. Eide. Does not include 20,000 shares of common stock issuable upon exercise of options held by Mr. Eide that are not currently exercisable and that will not become exercisable within 60 days.

(18) Includes (i) 823 shares of common stock held of record in the individual retirement account of Mr. Beinstein's spouse and (ii) 40,000 shares of common stock issuable upon exercise of currently exercisable options held by Mr. Beinstein. Does not include 20,000 shares of common stock issuable upon exercise of options held by Mr. Beinstein that are not currently exercisable and that will not become exercisable within 60 days.

(19) Includes 23,333 shares of common stock issuable upon exercise of currently exercisable options held by Mr. Giardina. Does not include 41,667 shares of common stock issuable upon exercise of options held by Mr. Giardina that are not currently exercisable and that will not become exercisable within the next 60 days.

(20) Includes 1,849,997 shares of common stock issuable upon exercise of currently exercisable options and excludes 805,003 shares of common stock issuable upon exercise of options that are not currently exercisable and that will not become exercisable within the next 60 days. See notes 7, 12, 13, 14, 15, 16, 17, 18 and 19.

Equity Compensation Plan Information

The following table sets forth certain information at December 31, 2003 with respect to our equity compensation plans that provide for the issuance of options, warrants or rights to purchase our securities.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities reflected in the first column)
Equity Compensation Plans Approved by Security Holders	5,453,030	$1.76	4,546,970
Equity Compensation Plans Not Approved by Security Holders	200,000	$1.00	-0-

On August 31, 2001, New Valley and Frost-Nevada each loaned us $1,000. As consideration for the loans, we issued to each of them a five-year, immediately exercisable warrant to purchase 100,000 shares of our common stock at an exercise price of $1.00 per share. These two warrants are our only equity compensation "plans" not approved by our shareholders.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

On May 7, 2001, we consummated the stock purchase agreement, as amended, with New Valley Corporation, Berliner Effektengesellschaft AG and Ladenburg in which we acquired all of the outstanding common stock of Ladenburg. As partial consideration for the common stock of Ladenburg, we issued:

- 18,598,098 shares of common stock and $8.01 million aggregate principal amount of our senior convertible promissory notes, convertible into 3,844,216 shares of common stock, to New Valley; and

- 4,620,501 shares of common stock and $1.99 million aggregate principal amount of our senior convertible promissory notes, convertible into 955,055 shares of common stock, to Berliner.

We also paid New Valley and Berliner $8,010 and $1,990 in cash, respectively. The cash portion of the consideration paid to New Valley and Berliner was obtained pursuant to a loan agreement with Frost-Nevada, Limited Partnership under which Frost-Nevada provided us with $10,000 in cash in exchange for $10,000 aggregate principal amount of our senior convertible promissory notes, currently convertible into 6,497,475 shares of common stock.

The notes issued to New Valley and Berliner bear interest at a rate of 7.5% per year, payable quarterly, and are secured by a pledge of the shares of common stock of Ladenburg The notes are convertible, in whole or in part, at any time, into that number of shares of common stock determined by dividing the principal and interest to be converted by the "conversion price." The "conversion price" is $2.0836498 and is subject to anti-dilution adjustment for stock splits, dividends and other similar events. Additionally, if, during any period of 20 consecutive trading days, the closing sale price of our common stock is at least $8.00, the principal and all accrued interest on the notes will be automatically converted into shares of common stock at the conversion price then in effect. The notes also provide that if a change of control occurs, as defined in the notes, we must offer to purchase all of the outstanding notes at a purchase price equal to the unpaid principal amount of the notes and the accrued interest.

The note issued to Frost-Nevada has the same terms as the notes issued to New Valley and Berliner, except that the conversion price of the note is $1.5390594 and pays interest at a rate of 8.5% per year. The note issued to Frost-Nevada is also secured by a pledge of the shares of common stock of Ladenburg.

On June 28, 2002, New Valley, Berliner and Frost-Nevada agreed with us to forbear until May 15, 2003 payment of the interest due to them under the senior convertible promissory notes held by these entities on the interest payment dates of the notes commencing on June 30, 2002 through March 2003. On March 3, 2003, the holders of the senior convertible promissory notes agreed to extend the interest forbearance period to January 15, 2005 with respect to interest payments due through December 31, 2004. Interest on the deferred amounts accrues at 8% on the New Valley and Berliner notes and 9% on the Frost-Nevada note. We also agreed to apply any net proceeds from any subsequent public offerings to any such deferred amounts owed to the holders of the notes to the extent possible.

On March 29, 2004, we entered into an agreement with New Valley and Frost-Nevada, the holders of our outstanding $18,010 aggregate principal amount of senior convertible promissory notes, pursuant to which such parties agreed to convert their notes and accrued interest into common stock, subject to shareholder approval. Pursuant to the agreement, New Valley and Frost-Nevada will convert their notes into approximately 26,000,000 shares of common stock at reduced conversion prices of $1.10 per share and $0.70 per share, respectively. The agreement is subject to, among other things, approval by our shareholders at a special meeting that is expected to be held in the second quarter of 2004. Concurrently with this agreement, we entered into an agreement with Berliner, the holder of the remaining $1,990 aggregate principal amount of senior convertible promissory notes, pursuant to which we will repurchase the notes held by Berliner, plus all accrued interest thereon, for $1,000 in cash.

We currently anticipate recording a pre-tax charge in 2004 of approximately $10,900 in our statements of operations upon closing of these transactions. The charge reflects expense attributable to the reduction in the conversion price of the notes to be converted, offset partially by the gain on the repurchase of the Berliner notes. The net balance sheet effect of the transactions will be an increase in our shareholders' equity of approximately $22,900.

Prior to the consummation of the acquisition, New Valley maintained office space at Ladenburg's principal offices. In connection with the consummation of the transaction, New Valley entered into a license agreement with Ladenburg in which New Valley will continue to occupy this space at no cost to New Valley. The license agreement is for one year and is automatically renewed for successive one-year periods unless terminated by New Valley. The space, which is not currently occupied by New Valley, has been subleased on a short-term basis by Ladenburg to an unaffiliated third party.

From June 2001 until October 2002, J. Bryant Kirkland III, the vice president, treasurer and chief financial officer of New Valley, served as our chief financial officer and New Valley did not allocate any expense to us for his services. In December 2002, we accrued compensation for Mr. Kirkland's services, in the amount of $100, which was paid in four quarterly installments of $25, commencing April 1, 2003.

On March 27, 2002, we borrowed $2,500 from New Valley. The loan, which bears interest at 1% above the prime rate, was due on the earlier of December 31, 2003 or the completion of one or more equity financings where we receive at least $5,000 in total proceeds. The terms of the loan restrict us from incurring or assuming any indebtedness that is not subordinated to the loan so long as the loan is outstanding. On July 16, 2002, we borrowed an additional $2,500 from New Valley on the same terms as the March 2002 loan. In November 2002, we completed the Clearing Conversion in which we renegotiated our current clearing agreement with one of our clearing brokers whereby this clearing broker became our primary clearing broker, clearing substantially all of our business. As part of the new agreement with this clearing broker, an affiliate of the clearing broker loaned us the Clearing Loans. In connection with the Clearing Loans, New Valley agreed to extend the maturity of the 2002 Loans to December 31, 2006 and to subordinate the 2002 Loans to the repayment of the Clearing Loans.

On October 8, 2002, we borrowed an additional $2,000 from New Valley. The loan, which bore interest at 1% above the prime rate, matured on the earliest of December 31, 2002, the next business day after we received our federal income tax refund for the fiscal year ended September 30, 2002, and the next business day after we received a loan from an affiliate of our clearing broker in connection with the conversion of additional clearing business to this broker. This loan was repaid in December 2002 upon receipt of the Clearing Loans.

We may from time to time borrow additional funds on a short-term basis from New Valley or from other parties, including our shareholders and clearing brokers, in order to supplement the liquidity of our broker-dealer operations.

Howard Lorber is chairman of the board of directors of Hallman & Lorber Associates, Inc., a private consulting and actuarial firm, and related entities, which receive commissions from insurance policies written for us. These commissions amounted to approximately $48 in 2003.

Several members of the immediate families of our executive officers and directors are employed as registered representatives of Ladenburg. As such, they receive a percentage of commissions generated from customer accounts for which they are designated account representatives and are eligible to receive bonuses in the discretion of management. The arrangements we have with these individuals are similar to the arrangements we have with our other registered representatives. Richard Sonkin, the brother-in-law of Richard J. Rosenstock, received approximately $248 in compensation during 2003. Steven Zeitchick, the brother of Mark Zeitchick, received $329 in compensation during 2003. It is anticipated that each of these individuals will receive in excess of $60 in compensation from us in 2004.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Audit Fees

For the fiscal years ended December 31, 2003 and 2002, the aggregate fees billed for professional services rendered by our principal accountant for the audit of our annual financial statements and review of financial statements included in our quarterly reports on Form 10-Q or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years were $178 and $150, respectively.

Audit-Related Fees

For the fiscal years ended December 31, 2003 and 2002, the aggregate fees billed for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under the paragraph entitled "Audit Fees" above were $34 and $41, respectively. These fees were for the audit of our 401(k) retirement plan and the audit and tax returns of the Ladenburg Focus Fund, L.P.

Tax Fees

For the fiscal years ended December 31, 2003 and 2002, the aggregate fees billed for professional services rendered by our principal accountant for tax compliance, tax advice, and tax planning were $35 and $54, respectively. The services performed include the preparation of our federal, state and local income tax returns for the fiscal years ended September 30, 2003 and 2002, and federal net operating loss carryback returns.

All Other Fees

For the fiscal years ended December 31, 2003 and 2002, the aggregate fees billed for products and services provided by our principal accountant, other than the services reported above were $9 and $-0-, respectively. The services performed were agreed upon procedures relating to Ladenburg's compliance with the anti-money laundering requirements of the PATRIOT Act of 2001.

Audit Committee Pre-Approval Policies and Procedures

In accordance with Section 10A(i) of the Securities Exchange Act of 1934, before we engage our independent accountant to render audit or non-audit services, the engagement is approved by our audit committee. Our audit committee approved all of the fees referred to in the sections entitled "Audit Fees," Audit-Related Fee," "Tax Fees" and "All Other Fees" above.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K.

(a)(1): Index to 2003 Consolidated Financial Statements

The Consolidated Financial Statements and the Notes thereto, together with the report thereon of Eisner LLP dated February 5, 2004, appear beginning on page F-1 of this report.

(a)(2): Financial Statement Schedules

Financial statement schedules not included in this report have been omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or the Notes thereto.

(a)(3): Exhibits Filed

The following is a list of exhibits filed herewith as part of this Annual Report on Form 10-K.

EXHIBIT INDEX

Exhibit Number	Description	Incorporated By Reference from Document	No. in Document	Page
2.1	Agreement and Plan of Merger, dated May 27, 1999	A	2.1	–
3.1	Articles of Incorporation	B	3.1	–
3.2	Articles of Amendment to the Articles of Incorporation, dated August 24, 1999	C	3.2	–
3.3	Bylaws	B	3.2	–
4.1	Form of common stock certificate	B	4.1	–
4.2	Form of Warrant Agreement between the Company and Cardinal Capital Management, Inc. (including the form of Warrant Certificate).	B	4.2	–
4.3	Form of Senior Convertible Promissory Note, as amended, dated May 7, 2001, issued to New Valley Capital Corporation and Berliner Effektengesellschaft AG	D	4.2	–
4.4	Senior Convertible Promissory Note, as amended, dated May 7, 2001, issued to Frost-Nevada, Limited Partnership	D	4.3	–
4.5	Promissory Note, dated March 27, 2002, issued to New Valley Corporation	E	4.1	–

Exhibit Number	Description	Incorporated By Reference from Document	No. in Document	Page
10.1	Agreement of Lease, dated December 20, 1996, between the Company and Briarcliffe College, Inc.	C	10.1	–
10.2	Standard Form of Office Lease, dated August 3, 1999, between the Company and Mayore Estates LLC and 80 Lafayette LLC, together with Amendment, dated August 19, 1999.	C	10.2	–
10.3	Amended and Restated 1999 Performance Equity Plan*	F	10.1	–
10.4	Annual Incentive Bonus Plan*	G	Exhibit "D"	–
10.5	Special Performance Incentive Plan*	G	Exhibit "E"	–
10.6	Form of Employment Agreement, dated August 24, 1999, between the Company and certain employees*	G	Exhibit "F"	–
10.6.1	Schedule of Employment Agreements in the form of Exhibit 10.7, including material detail in which such documents differ from Exhibit 10.7*	C	10.7.1	–
10.7	Form of Stock Option Agreement, dated August 24, 1999, between the Company and certain employees*	H	10.8	–
10.7.1	Schedule of Stock Option Agreements in the form of Exhibit 10.8, including material detail in which such documents differ from Exhibit 10.7*	H	10.8.1	–
10.8	Form of Stock Option Agreement, dated December 13, 1999, between the Company and certain directors*	H	10.9	–
10.8.1	Schedule of Stock Option Agreements in the form of Exhibit 10.9, including material detail in which such documents differ from Exhibit 10.9*	H	10.9.1	–
10.9	Form of Stock Option Agreement, dated December 13, 1999, between the Company and Diane Chillemi*	H	10.10	–
10.10	Stock Purchase Agreement, dated February 8, 2001, by and among the Company, New Valley Corporation, New Valley Capital Corporation, Berliner Effektengesellschaft AG and Ladenburg Thalmann & Co. Inc.	I	Appendix A	–

Exhibit Number	Description	Incorporated By Reference from Document	No. in Document	Page
10.11	Proxy and Voting Agreement, dated as of February 8, 2001, among New Valley Corporation, Ladenburg Thalmann Group Inc., Berliner Effektengesellschaft AG, the Company and the individual shareholders listed on Schedule A attached thereto	I	Appendix E	–
10.12	Loan Agreement, dated as of February 8, 2001, between the Company and Frost-Nevada, Limited Partnership	I	Appendix C	–
10.13	Investor Rights Agreement, dated as of February 8, 2001, among the Company, New Valley Corporation, New Valley Capital Corporation, Berliner Effektengesellschaft AG, Frost-Nevada, Limited Partnership and the Principals	I	Appendix G	–
10.14	Form of Pledge and Security Agreement, dated as of February 8, 2001, between the Company, Ladenburg Thalmann Group Inc., Berliner Effektengesellschaft AG, Frost-Nevada, Limited Partnership and U.S. Bank Trust National Association	J	10.2	–
10.15	Employment Agreement, dated as of February 8, 2001, between Ladenburg Thalmann & Co. Inc. and Victor Rivas*	J	10.3	–
10.16	First Amendment to the Employment Agreement, dated August 24, 1999, between the Company, Ladenburg Capital Management Inc. and Joseph Berland*	J	10.4	–
10.17	First Amendment to the Employment Agreement, dated August 24, 1999, between the Company, Ladenburg Capital Management Inc. and Richard J. Rosenstock*	J	10.5	–
10.18	First Amendment to the Employment Agreement, dated August 24, 1999, between the Company, Ladenburg Capital Management Inc. and Vincent A. Mangone*	J	10.6	–
10.19	First Amendment to the Employment Agreement, dated August 24, 1999, between the Company, Ladenburg Capital Management Inc. and Mark Zeitchick*	J	10.7	–
10.20	First Amendment to the Employment Agreement, dated August 24, 1999, between the Company, Ladenburg Capital Management Inc. and David Thalheim*	J	10.8	–

Exhibit Number	Description	Incorporated By Reference from Document	No. in Document	Page
10.21	Form of Guarantee Agreement, dated February 8, 2001, between (A) each of (i) Joseph Berland, (ii) Richard J. Rosenstock, (iii) Vincent A. Mangone, (iv) Mark Zeitchick and (v) David Thalheim and (B) the Company	J	10.9	–
10.22	Amendment No. 1 to Stock Purchase Agreement, dated February 8, 2001, by and among the Company, New Valley Corporation, New Valley Capital Corporation, Berliner Effektengesellschaft AG and Ladenburg Thalmann & Co. Inc.	K	Appendix A	–
10.23	Amendment No. 1 to Loan Agreement, dated as of February 8, 2001, between the Company and Frost-Nevada, Limited Partnership	K	Appendix C	–
10.24	Second Amendment to the Employment Agreement, dated August 24, 1999, between the Company, Ladenburg Capital Management Inc. and David Thalheim*	L	10.2	–
10.25	Stock Option Agreement, dated May 7, 2001, between the Company and Victor M. Rivas*	M	10.1	–
10.26	Stock Option Agreement, dated as of May 7, 2001, between the Company and David Thalheim*	M	10.2	–
10.27	Form of Stock Option Agreement, dated as of May 7, 2001, between the Company and certain directors	M	10.3	–
10.27.1	Schedule of Stock Option Agreements in the form of Exhibit 10.31, including material detail in which such documents differ from Exhibit 10.31	M	10.3.1	–
10.28	Amendment No. 2 to Stock Purchase Agreement, dated February 8, 2001, by and among the Company, New Valley Corporation, New Valley Capital Corporation, Berliner Effektengesellschaft AG and Ladenburg Thalmann & Co. Inc.	D	4.1	–
10.29	Amendment No. 2 to Loan Agreement, dated as of February 8, 2001, between the Company and Frost-Nevada, Limited Partnership	D	10.1	–

Exhibit Number	Description	Incorporated By Reference from Document	No. in Document	Page
10.30	Second Amendment to the Employment Agreement, dated August 24, 1999, as amended, between the Company, Ladenburg Capital Management Inc. and Richard J. Rosenstock*	D	10.2	–
10.31	Second Amendment to the Employment Agreement, dated August 24, 1999, as amended, between the Company, Ladenburg Capital Management Inc. and Mark Zeitchick*	D	10.3	–
10.32	Second Amendment to the Employment Agreement, dated August 24, 1999, as amended, between the Company, Ladenburg Capital Management Inc. and Vincent A. Mangone*	D	10.4	–
10.33	Second Amendment to the Employment Agreement, dated August 24, 1999, as amended, between the Company, Ladenburg Capital Management Inc. and Joseph Berland*	D	10.5	–
10.34	Form of Warrant issued to New Valley Corporation and Frost-Nevada, Limited Partnership	D	10.6	–
10.35	Letter Amendment to Investor Rights Agreement, dated as of February 8, 2001, among the Company, New Valley Corporation, New Valley Capital Corporation, Berliner Effektengesellschaft AG, Frost-Nevada, Limited Partnership and the Principals	D	10.7	–
10.36	Stock Option Agreement, dated as of January 10, 2002, between the Company and Richard J. Lampen	N	10.2	–
10.37	Form of Stock Option Agreement, dated January 10, 2002, between the Company and each of Victor M. Rivas, Richard J. Rosenstock, Mark Zeitchick and Vincent A. Mangone*	N	10.3	–
10.37.1	Schedule of Stock Option Agreements in the form of Exhibit 10.41, including material detail in which such documents differ from Exhibit 10.41*	N	10.3.1	–
10.38	Ladenburg Thalmann Financial Services Inc. Qualified Employee Stock Purchase Plan	F	10.2	–

Exhibit Number	Description	Incorporated By Reference from Document	No. in Document	Page
10.39	Letter Agreement, dated October 10, 2002, between the Company and Victor M. Rivas	F	10.3	–
10.40	Letter Agreement, dated October 10, 2002, between the Company and Richard J. Rosenstock	F	10.4	–
10.41	Letter Agreement, dated October 10, 2002, between the Company and Mark Zeitchick	F	10.5	–
10.42	Letter Agreement, dated October 10, 2002, between the Company and Vincent A. Mangone	F	10.6	–
10.43	Third Amendment to the Employment Agreement, dated August 24, 1999, as amended, between the Company, Ladenburg Capital Management Inc. and Richard J. Rosenstock*	O	10.47	–
10.44	Form of Stock Option Agreement, dated November 15, 2002, between the Company and each of Bennett S. LeBow, Howard M. Lorber, Henry C. Beinstein, Robert J. Eide and Richard J. Lampen*	O	10.48	–
10.44.1	Schedule of Stock Option Agreements in the form of Exhibit 10.48, including material detail in which such documents differ from Exhibit 10.48*	O	10.48.1	–
10.45	Form of Stock Option Agreement, dated September 17, 2003, between the Company and each of Howard M. Lorber, Henry C. Beinstein, Robert J. Eide and Richard J. Lampen*	P	10.1	–
10.45.1	Schedule of Stock Option Agreements in the form of Exhibit 10.49, including material detail in which such documents differ from Exhibit 10.49*	P	10.1.1	–
10.46	Stock Option Agreement, dated December 17, 2003, between the Company and Salvatore Giardina*	–	–	Filed Herewith
10.47	Third Amendment to the Employment Agreement, dated August 24, 1999, as amended, between the Company, Ladenburg Capital Management Inc. and Mark Zeitchick*	–	–	Filed Herewith

Exhibit Number	Description	Incorporated By Reference from Document	No. in Document	Page
10.48	Third Amendment to the Employment Agreement, dated August 24, 1999, as amended, between the Company, Ladenburg Capital Management Inc. and Vincent A. Mangone*	–	–	Filed Herewith
10.49	Employment Agreement, dated March 1, 2004, between Ladenburg Thalmann & Co. Inc. and Salvatore Giardina*	–	–	Filed Herewith
10.50	Severance, Waiver and Release Agreement, dated as of March 9, 2004, between Ladenburg Thalmann Financial Services Inc. and Victor M. Rivas *	–	–	Filed Herewith
10.51	Employment Agreement, dated as of March 9, 2004, between Ladenburg Thalmann Financial Services Inc. and Charles I. Johnston *	–	–	Filed Herewith
10.52	Stock Option Agreement, dated as of March 9, 2004, between Ladenburg Thalmann Financial Services Inc. and Charles I. Johnston *	–	–	Filed Herewith
10.53	Stock Option Agreement, dated as of March 9, 2004, between Ladenburg Thalmann Financial Services Inc. and Charles I. Johnston *	–	–	Filed Herewith
10.54	Indemnification Agreement, dated as of March 9, 2004, between Ladenburg Thalmann Financial Services Inc. and Charles I. Johnston*	–	–	Filed Herewith
10.55	Debt Conversion Agreement, dated as of March 29, 2004, among Ladenburg Thalmann Financial Services Inc., a Florida corporation, New Valley Corporation and Frost-Nevada Investments Trust	–	–	Filed Herewith
10.56	Note Purchase Agreement, dated as of March 29, 2004, among Ladenburg Thalmann Financial Services Inc. and Berliner Effektengesellschaft AG	–	–	Filed Herewith
14	Ladenburg Thalmann Financial Services Inc. Code of Business Conduct and Ethics	–	–	Filed Herewith
21	List of Subsidiaries	–	–	Filed Herewith

Exhibit Number	Description	Incorporated By Reference from Document	No. in Document	Page
23.1	Consent of Eisner LLP	–	–	Filed Herewith
23.2	Consent of PricewaterhouseCoopers LLP	–	–	Filed Herewith
31.1	Certification of Chief Executive Officer, Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	–	–	Filed Herewith
31.2	Certification of Chief Financial Officer, Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	–	–	Filed Herewith
32.1	Certification of Chief Executive Officer, Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	–	–	Filed Herewith
32.2	Certification of Chief Financial Officer, Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	–	–	Filed Herewith

A. Quarterly report on Form 10-QSB filed on August 16, 1999.

B. Registration statement on Form SB-2 (File No. 333-31001).

C. Annual report on Form 10-K for the year ended August 24, 1999.

D. Current report on Form 8-K/A, dated February 8, 2001 and filed with the SEC on September 10, 2001.

E. Quarterly report on Form 10-Q for the quarter ended March 31, 2002.

F. Quarterly report on Form 10-Q for the quarter ended September 30, 2002.

G. Definitive proxy statement relating to a special meeting of shareholders held on August 23, 1999.

H. Annual report on Form 10-K for the year ended September 30, 2000.

I. Definitive proxy statement relating to our annual meeting of shareholders held on May 7, 2001, filed March 28, 2001, as supplemented on April 2, 2001 and April 26, 2001.

J. Current report on Form 8-K, dated February 8, 2001 and filed with the SEC on February 21, 2001.

K. Second supplement to our definitive proxy statement dated April 26, 2001.

L. Current report on Form 8-K/A, dated February 8, 2001 and filed with the SEC on May 1, 2001.

M. Quarterly report on Form 10-Q for the quarter ended June 30, 2001.

N. Registration statement on Form S-3 (File No. 333-81964).

O. Annual report on Form 10-K for the year ended December 31, 2003.

P. Quarterly report on Form 10-Q for the quarter ended September 30, 2003.

* Management Compensation Contract

The Company will furnish a copy of the Exhibits to this Annual Report upon the written request of a person requesting copies thereof and stating that he is a beneficial holder of the Company's Common Stock at a charge of $.35 per page, paid in advance. The Company will indicate the number of pages to be charged for upon such person's inquiry. Requests for copies and inquiries should be addressed to: Ladenburg Thalmann Financial Services Inc., 590 Madison Avenue, 34th Floor, New York, New York 10022, Attention: Corporate Secretary.

(b) Reports on Form 8-K.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LADENBURG THALMANN FINANCIAL SERVICES INC.
(Registrant)

Dated: March 30, 2004

By: /s/ Victor M. Rivas
Name: Victor M. Rivas
Title: President and Chief Executive Officer

POWER OF ATTORNEY

The undersigned directors and officers of Ladenburg Thalmann Financial Services Inc. hereby constitute and appoint Howard M. Lorber, Victor M. Rivas and Salvatore Giardina, and each of them, with full power to act without the other and with full power of substitution and resubstitution, our true and lawful attorneys-in-fact with full power to execute in our name and behalf in the capacities indicated below, this Annual Report on Form 10-K and any and all amendments thereto and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, and hereby ratify and confirm all that such attorneys-in-fact, or any of them, or their substitutes shall lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on March 30, 2004.

Signatures	Title
/s/ Victor M. Rivas Victor M. Rivas	President and Chief Executive Officer (Principal Executive Officer)
/s/ Salvatore Giardina Salvatore Giardina	Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
/s/ Henry C. Beinstein Henry C. Beinstein	Director
/s/ Robert J. Eide Robert J. Eide	Director

/s/ Richard J. Lampen Richard J. Lampen	Director
/s/ Howard M. Lorber Howard M. Lorber	Director
/s/ Vincent A. Mangone Vincent A. Mangone	Director
/s/ Richard J. Rosenstock Richard J. Rosenstock	Director
/s/ Mark Zeitchick Mark Zeitchick	Director

LADENBURG THALMANN FINANCIAL SERVICES INC.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2003
ITEMS 8 and 15(a) (1) AND (2)

INDEX TO FINANCIAL STATEMENTS

Financial Statements of the Registrant and its subsidiaries required to be included in Items 8 and 16(a) (1) and (2) are listed below:

FINANCIAL STATEMENTS:

Independent Auditors' Report

To the Board of Directors and Shareholders of
Ladenburg Thalmann Financial Services Inc.

We have audited the accompanying consolidated statement of financial condition of Ladenburg Thalmann Financial Services Inc. and its subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in shareholders' equity (capital deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ladenburg Thalmann Financial Services Inc. and its subsidiaries as of December 31, 2003 and 2002 and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 4 to the consolidated financial statements, effective January 1, 2002, the Company adopted Statement of Financial Standards No. 142, "Goodwill and Other Intangible Assets".

/s/ Eisner LLP

Eisner LLP
New York, New York
February 5, 2004, except for the fifth and sixth paragraphs of Note 13, as to which the date is March 29, 2004

Report of Independent Accountants

To the Board of Directors and Shareholders of
Ladenburg Thalmann Financial Services Inc.

In our opinion, the accompanying consolidated statements of operations, changes in shareholders' equity (capital deficit) and cash flows present fairly, in all material respects, the results of operations and cash flows of Ladenburg Thalmann Financial Services Inc. and its subsidiaries (the "Company") for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
New York, New York
March 22, 2002

LADENBURG THALMANN FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
(Dollars in Thousands, Except Share Amounts)

	December 31, 2003	December 31, 2002
ASSETS		
Cash and cash equivalents	$ 3,648	$ 11,752
Trading securities owned	1,013	4,365
Due from affiliates	--	60
Receivables from clearing brokers	21,245	11,378
Assets of limited partnership	6,472	4,936
Exchange memberships owned, at historical cost	1,505	1,505
Furniture, equipment and leasehold improvements, net	4,828	8,087
Restricted assets	1,063	1,054
Income taxes receivable	--	2,224
Other assets	4,363	3,429
Total assets	$ 44,137	$ 48,790
LIABILITIES AND SHAREHOLDERS' CAPITAL DEFICIT		
Securities sold, but not yet purchased	$ 4,070	$ 1,218
Accrued compensation	2,502	3,268
Accounts payable and accrued liabilities	8,510	11,296
Liabilities of limited partnership	3,230	288
Deferred rent credit	5,817	6,589
Accrued interest	1,999	788
Accrued interest to former parent	1,545	634
Notes payable	7,000	8,500
Senior convertible notes payable	20,000	20,000
Subordinated note payable	2,500	2,500
Total liabilities	57,173	55,081
Commitments and contingencies	--	--
Limited partners' interest in limited partnership	3,136	4,603
Shareholders' capital deficit:		
Preferred stock, $.0001 par value; 2,000,000 shares authorized; none issued	--	--
Common stock, $.0001 par value; 200,000,000 shares authorized; shares issued and outstanding, 43,627,130 and 42,025,211	4	4
Additional paid-in capital	56,685	56,473
Accumulated deficit	(72,861)	(67,371)
Total shareholders' capital deficit	(16,172)	(10,894)
Total liabilities and shareholders' capital deficit	$ 44,137	$ 48,790

See accompanying notes to consolidated financial statements

LADENBURG THALMANN FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in Thousands, Except Per Share Amounts)

	For the year ended December 31,		
	2003	2002	2001
Revenues:			
Commissions	$ 42,376	$ 49,796	$ 39,756
Principal transactions, net	5,159	10,591	30,662
Investment banking fees	2,804	9,141	11,698
Investment advisory fees	2,459	2,736	2,696
Interest and dividends	1,773	2,381	4,100
Syndications and underwritings	251	258	652
Other income	6,575	4,670	4,389
Total revenues	61,397	79,573	93,953
Expenses:			
Compensation and benefits	40,671	56,876	62,741
Brokerage, communication and clearance fees	5,262	14,733	16,082
Rent and occupancy	5,757	9,708	6,658
Professional services	3,982	5,029	3,130
Interest	2,225	2,043	1,666
Depreciation and amortization	1,190	1,999	2,538
Impairment of goodwill	--	18,762	--
Write-off of furniture, fixtures and leasehold improvements, net	779	1,394	--
Other	6,799	14,481	13,387
Total expenses	66,665	125,025	106,202
Loss before income taxes and limited partners' interest.	(5,268)	(45,452)	(12,249)
Limited partners' interest in (earnings) loss of limited partnership	(152)	45	--
Loss before income taxes	(5,420)	(44,993)	(12,249)
Income taxes	70	1,400	44
Net loss	$ (5,490)	$ (46,393)	$ (12,293)
Net loss per Common Share (basic and diluted)	$ (0.13)	$ (1.10)	$ (0.31)
Number of shares used in computation (basic and diluted)	42,567,798	42,025,211	39,458,057

See accompanying notes to consolidated financial statements

LADENBURG THALMANN FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENT OF CHANGES
IN SHAREHOLDERS' EQUITY (CAPITAL DEFICIT)
(Dollars in thousands)

	Common Stock	Paid-In Capital	Accumulated Deficit	Total
Balance, December 31, 2000	$ 2	$ 38,983	$ (8,685)	$ 30,300
Net loss	--	--	(12,293)	(12,293)
Issuance of warrants to note holders	--	154	--	154
Effect of LTS Acquisition	2	17,031	--	17,033
Balance, December 31, 2001	4	56,168	(20,978)	35,194
Employee compensation	--	305	--	305
Net loss	--	--	(46,393)	(46,393)
Balance, December 31, 2002	4	56,473	(67,371)	(10,894)
Issuance of common stock	--	212	--	212
Net loss	--	--	(5,490)	(5,490)
Balance, December 31, 2003	$ 4	$ 56,685	$ (72,861)	$ (16,172)

See accompanying notes to consolidated financial statements

LADENBURG THALMANN FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	For the year ended December 31,		
	2003	2002	2001
Cash flows from operating activities:			
Net loss	$ (5,490)	$ (46,393)	$ (12,293)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	1,190	1,999	2,538
Write-off of furniture, fixtures and leasehold improvements, net	779	1,394	--
Amortization of (adjustment to) deferred rent credit	40	(600)	450
Deferred taxes	--	3,339	1,397
Impairment of goodwill	--	18,762	--
Loss on disposal of fixed assets	3	--	--
Accrued interest	2,122	--	--
Forgiveness of promissory note payable	(1,500)	--	--
Employee compensation	--	305	--
Issuance of warrants to note holders	--	--	154
Limited partners' interest in limited partnership	152	(459)	--
(Increase) decrease in operating assets:			
Trading securities owned	3,352	12,959	3,843
Receivables from clearing brokers	(9,867)	16,542	(9,602)
Assets of limited partnership	(1,536)	3,544	--
Due from affiliates	60	176	--
Income taxes receivable	2,224	(1,725)	--
Other assets	(25)	4,643	1,512
Increase (decrease) in operating liabilities:			
Securities sold, but not yet purchased	2,852	(11,186)	5,434
Accrued compensation	(766)	(7,810)	3,561
Accounts payable and accrued liabilities	(2,786)	4,476	(75)
Liabilities of limited partnership	2,942	(361)	--
Payable to former parent and affiliate	--	200	385
Net cash used in operating activities	**(6,254)**	**(195)**	**(2,696)**
Cash flows from investing activities:			
Purchases of furniture, equipment and leasehold improvements	(527)	(1,521)	(2,735)
Net proceeds from sale of equipment	93	--	--
Cash received in LTS acquisition	--	--	5,151
Net cash (used in) provided by investing activities	**(434)**	**(1,521)**	**2,416**
Cash flows from financing activities:			
(Increase) decrease in restricted assets	(9)	1,556	(12)
Issuance of common stock	212	--	--
Payments to Ladenburg stockholders	--	--	(10,000)
Issuance of subordinated notes payable	--	2,500	2,500
Issuance of other notes payable	--	10,500	2,000
Convertible note proceeds	--	--	10,000
Repayment of subordinated note payable	--	(2,500)	--
Repayment of other notes payable	--	(4,000)	--
Distributions to limited partners	(1,801)	(2,969)	--
Contributions from limited partners	182	245	--
Net cash (used in) provided by financing activities	**(1,416)**	**5,332**	**4,488**
Net (decrease) increase in cash and cash equivalents	(8,104)	3,616	4,208
Cash and cash equivalents, beginning of year	11,752	8,136	3,928
Cash and cash equivalents, end of year	$ 3,648	$ 11,752	$ 8,136

See accompanying notes to consolidated financial statements

LADENBURG THALMANN FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS – (Continued)
(Dollars in thousands)

	For the year ended December 31,		
	2003	2002	2001
Supplemental cash flow information:			
Interest paid	$ 103	$ 1,018	$ 246
Taxes paid	317	206	337
Supplemental disclosure of non-cash activity:			
Detail of acquisition:			
Assets acquired, including cash	$ --	$ --	$ 26,619
Goodwill	--	--	19,385
Liabilities assumed, including minority interest	--	--	(23,820)
Increase to paid in capital	--	--	(17,033)
Cash paid	$ --	$ --	--
Net cash received in acquisition	$ --	$ --	$ 5,151

See accompanying notes to consolidated financial statements

(Dollars in thousands, except per share amounts)

1. Principles of Reporting

The consolidated financial statements include the accounts of Ladenburg Thalmann Financial Services Inc. ("LTS" or the "Company"), formerly known as GBI Capital Management Corp., and its subsidiaries, all of which are wholly-owned. The subsidiaries of LTS include, among others, Ladenburg Thalmann & Co. Inc. ("Ladenburg"), Ladenburg Capital Management Inc., formerly known as GBI Capital Partners Inc. ("Ladenburg Capital"), Ladenburg Thalmann Europe, Ltd. and Ladenburg Capital Fund Management Inc., formerly known as GBI Fund Management Corp. ("LCFM"). All significant intercompany balances and transactions have been eliminated.

Ladenburg is a registered broker-dealer in securities that clears its customers' transactions through correspondent clearing brokers on a fully disclosed basis. In November 2002, Ladenburg Capital, until it voluntarily filed to withdraw its license in November 2002, which withdrawal became effective in January 2004, also operated as a broker-dealer in securities. Broker-dealer activities include principal and agency trading and investment banking and underwriting activities. The Company's other subsidiaries primarily provide asset management services.

Prior to May 7, 2001, Ladenburg Capital and LCFM were the only subsidiaries of the Company. On May 7, 2001, LTS acquired all of the outstanding common stock of Ladenburg, and its name was changed from GBI Capital Management Corp. to Ladenburg Thalmann Financial Services Inc. As part of the consideration for the shares of Ladenburg, LTS issued the former stockholders of Ladenburg a majority interest in LTS common stock. For accounting purposes, the acquisition has been accounted for as a reverse acquisition with Ladenburg treated as the acquirer of LTS. The historical financial statements prior to May 7, 2001 are those of Ladenburg, and LTS has changed its fiscal year-end from September 30 to December 31. For a more complete discussion of this transaction, including pro forma information giving effect to the acquisition as if it took place on January 1, 2000, see Note 3 to these consolidated financial statements.

Ladenburg was an indirect wholly-owned subsidiary of New Valley Corporation ("New Valley") until December 23, 1999, when a minority stake in Ladenburg was sold leaving New Valley with an indirect 80.1% ownership interest. On December 21, 2001, New Valley distributed its shares of LTS common stock to holders of New Valley common shares as a special dividend. (See Note 3.)

LCFM is the sole general partner of the Ladenburg Focus Fund, L.P., an open-ended private investment fund that invests its capital in publicly traded equity securities and options strategies. Through December 31, 2002, the Company accounted for its investment in the limited partnership using the equity method. Commencing in 2003, due to the controlling voting interest of LCFM, the accounts of the limited partnership were consolidated with the Company's accounts. In addition, the 2002 financial statements were adjusted to reflect the consolidation of the limited partnership. This adjustment had no effect on the capital deficit at December 31, 2002, or the net loss for the two year period then ended, as previously reported.

The assets of the limited partnership consist principally of a receivable from clearing broker of $6,469 and $4,864 as of December 31, 2003 and 2002, respectively. The liabilities of the limited partnership consist principally of securities sold, but not yet purchased of $3,215 and $116 as of December 31, 2003 and 2002, respectively.

In addition to the above, certain reclassifications have been made to prior period financial information to conform to the current period presentation.

Organization

Ladenburg is a full service broker-dealer that has been a member of the New York Stock Exchange ("NYSE") since 1879. Ladenburg clears its customers' transactions through a correspondent clearing broker on a fully disclosed basis. Broker-dealer activities include principal and agency trading and investment banking and underwriting activities. Ladenburg provides its services principally for middle market and emerging growth companies and high net worth individuals through a coordinated effort among corporate finance, capital markets, investment management, brokerage and trading professionals. Ladenburg is subject to regulation by the Securities and Exchange Commission ("SEC"), the NYSE, National Association of Securities Dealers, Inc. ("NASD"), Commodities Futures Trading Commission and National Futures Association. See Notes 6 and 13.

Ladenburg Capital previously operated as a broker-dealer subject to regulation by the SEC and the NASD. Ladenburg Capital acted as an introducing broker, market maker, underwriter and trader for its own account. In July 2002, the market making activities of Ladenburg Capital were terminated. Certain employees working in Ladenburg Capital's market making area were offered employment with Ladenburg. In November 2002, Ladenburg Capital terminated its remaining broker-dealer operations but continues with its other line of business. Ladenburg Capital voluntarily filed to withdraw as a broker-dealer at that time, which withdrawal became effective at January 2004. In conjunction with providing employment to certain former Ladenburg Capital brokers, Ladenburg agreed to and is currently servicing these brokers' customer accounts.

2. Summary of Significant Accounting Policies

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company considers all highly liquid financial instruments with an original maturity of less than three months to be cash equivalents.

Securities owned and securities sold, but not yet purchased, which are traded on a national securities exchange or listed on Nasdaq are valued at the last reported sales prices of the year. Futures contracts are also valued at their last reported sales price. Securities owned, which have exercise or holding period restrictions, are valued at fair value as determined by the Company's management. Unrealized gains and losses resulting from changes in valuation are reflected in net gain on principal transactions.

Principal transactions, agency commissions and related clearing expenses are recorded on a trade-date basis.

Investment banking revenues include fees earned from providing merger-and-acquisition and financial restructuring advisory services and from private and public offerings of debt and equity securities. Investment banking fees are recorded upon the closing of the transaction, when it can be determined that the fees have been irrevocably earned.

Investment advisory fees are received quarterly, in advance, but are recognized as earned on a pro rata basis over the term of the contract.

Dividends are recorded on an ex-dividend date basis and interest is recorded on an accrual basis.

(Dollars in thousands, except per share amounts)

Ladenburg and its former subsidiaries were included in the consolidated federal income tax return filed by New Valley prior to May 7, 2001 and are included in the consolidated federal income tax return and certain combined state and local income tax returns filed by LTS commencing May 8, 2001. According to the tax sharing agreement formerly in effect with New Valley, federal income taxes were calculated as if the companies filed on a separate return basis and the amount of current tax or benefit calculated was either remitted to or received from the former parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. As of December 31, 2003 and December 31, 2002, the valuation allowance was $20,638 and $17,409, respectively.

Depreciation of furniture and equipment is provided by the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized on a straight-line basis over the lease term.

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations", and No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, establishes specific criteria for the recognition of intangible assets separately from goodwill, and requires unallocated negative goodwill to be written off. SFAS No. 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their acquisition. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Upon the adoption of SFAS No. 142, effective January 1, 2002, goodwill was subjected to periodic assessments of impairment and no longer being amortized. In 2002 the Company recorded an impairment charge of $18,762 of goodwill. (See Note 4.)

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", and requires (i) the recognition and measurement of the impairment of long-lived assets to be held and used and (ii) the measurement of long-lived assets to be disposed of by sale. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The adoption of this statement in 2002 did not result in a material impact on the Company's financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". The Company early adopted SFAS No. 146 during the fourth quarter of 2002 and applied its provisions to leased premises which were vacated during such period. Under SFAS No. 146, a cost associated with an exit or disposal activity shall be recognized and measured initially at its fair value in the period in which the liability is incurred. For operating leases, a liability for costs that will continue to be incurred under the lease for its remaining term without economic benefit to the entity shall be recognized and measured at its fair value when the entity ceases using the right conveyed by the lease (the "cease-use date"). The fair value of the liability at the "cease-use date" shall be determined based on the remaining lease rentals, reduced by estimated sublease rentals that could be reasonably obtained for the property. (See Note 9.)

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has adopted the disclosure requirements of SFAS No. 148.

(Dollars in thousands, except per share amounts)

SFAS No. 123, "Accounting for Stock-Based Compensation," allows the use of the fair value based method of accounting for stock-based employee compensation. Alternatively, SFAS No. 123 allows entities to continue to apply the intrinsic value method prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations and provide pro forma disclosures of net income (loss) and income (loss) per share, as if the fair value based method of accounting had been applied to employee awards. As permitted by SFAS No. 123, the Company continues to account for such compensation under APB No. 25 and related interpretations, pursuant to which no compensation cost has been recognized in connection with the issuance of stock options, as all options granted under the employee incentive plan had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on the Company's net loss for the years ended December 31, 2003, 2002 and 2001 had the Company elected to recognize compensation expense for the stock option plan, consistent with the method prescribed by SFAS No. 123.

	2003	2002	2001
Net loss, as reported	$ (5,490)	$ (46,393)	$ (12,293)
Stock-based employee compensation determined under the fair value based method	(1,517)	(3,554)	(998)
Pro forma net loss	$ (7,007)	$ (49,947)	$ (13,291)
Net loss per Common Share (basic and diluted), as reported	$ (0.13)	$ (1.10)	$ (0.31)
Pro forma net loss per Common Share (basic and diluted)	$ (0.16)	$ (1.19)	$ (0.32)

The per share weighted average fair value of stock options granted during 2003, 2002 and for the period May 7, 2001 through December 31, 2001 (see Note 3) of $0.44, $0.73 and $2.61, respectively, was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2003	2002	2001
Risk free interest rate	4.27%	4.45%	4.88%
Volatility	102.48%	135.00%	83.58%
Dividend yield	0	0	0
Expected lives	10 years	10 years	10 years

3. Ladenburg Transaction

On May 7, 2001, LTS consummated a stock purchase agreement (the "Agreement") through which it acquired all of the outstanding common stock of Ladenburg from New Valley and Berliner Effektengesellschaft AG ("Berliner"), the former stockholders of Ladenburg. The primary reason for the acquisition was that both LTS and Ladenburg concluded that each company needed to enlarge the size of its business and the scope of services provided to maintain viability as a participant in the current financial markets. In order to acquire the stock of Ladenburg, LTS issued to New Valley and Berliner an aggregate of 23,218,599 shares of common stock and paid to them an aggregate of $10,000 cash and $10,000 principal amount of senior convertible promissory notes due December 31, 2005. The notes bear interest at the rate of 7.5% and are currently convertible into a total of 4,799,271 shares of common stock at a conversion price of approximately $2.08. The notes are secured by a pledge of Ladenburg stock. If, during any period of 20 consecutive trading days, the closing sale price of LTS's common stock is at

(Dollars in thousands, except per share amounts)

least $8.00, the principal and all accrued interest on the notes will be automatically converted into shares of common stock. The notes also provide that if a change of control occurs, as defined in the notes, LTS must offer to purchase the notes at a purchase price equal to the unpaid principal amount of the notes and the accrued interest.

Upon closing, New Valley, the previous 80.1% owner of Ladenburg, acquired an additional 3,945,060 shares of LTS from the former chairman of LTS for $1.00 per share. Following completion of the transaction, the former stockholders of Ladenburg owned 64.6% and 59.9% of the common stock of LTS on a basic and fully diluted basis, respectively. On December 21, 2001, New Valley distributed its 22,543,158 shares of LTS common stock, a 53.6% interest, to holders of New Valley common shares through a special dividend. Following completion of the special dividend, New Valley continued to hold $8,010 principal amount of LTS's senior convertible promissory notes, convertible into 3,844,216 shares of LTS common stock, and a warrant to purchase 100,000 shares of LTS common stock at $1.00 per share.

To provide the funds for the acquisition of the common stock of Ladenburg, LTS borrowed $10,000 from Frost-Nevada, Limited Partnership ("Frost-Nevada") and issued to Frost-Nevada $10,000 principal amount of senior convertible promissory notes due December 31, 2005. Dr. Frost, a director of LTS from May 2002 until his resignation in July 2002, is the sole stockholder of the general partner of Frost-Nevada, Frost-Nevada Corporation. Dr. Frost, through several entities controlled by him, was also one of LTS's principal shareholders prior to the time that it became a public company in August 1999. The notes held by Frost-Nevada are identical to the notes held by New Valley and Berliner, except for the interest rate which is 8.5% per annum and the conversion price. The note is currently convertible into a total of 6,497,475 shares of common stock at a conversion price of approximately $1.54. These notes, together with the notes issued to the Ladenburg stockholders, are collateralized by a pledge of the Ladenburg stock. (See Note 13.) Following a final resolution of LTS's pre-closing litigation adjustments, it was determined that the number of shares of common stock paid to New Valley and Berliner and the conversion prices of the senior convertible promissory notes payable held by New Valley, Berliner and Frost-Nevada did not require adjustment.

Concurrently with the closing of the stock purchase agreement, New Valley purchased 3,945,060 shares of common stock at $1.00 per share from Joseph Berland, the former chairman and chief executive officer of LTS. Additionally, on the same date, Frost-Nevada purchased a total of 550,000 shares of common stock at $1.00 per share from Richard J. Rosenstock, LTS' former vice chairman and chief operating officer, Mark Zeitchick and Vincent Mangone, LTS' executive vice presidents and David Thalheim, LTS' former administrator.

As a result of the foregoing transactions, the former stockholders of Ladenburg directly or indirectly held shares or other equity instruments, representing 27,163,659 shares, or 64.6%, of LTS' common stock, and Frost-Nevada directly or indirectly held shares or other equity instruments, representing 7,935,441 shares, or 16.4%, of LTS' common stock.

Prior to the consummation of the acquisition, New Valley maintained office space at Ladenburg's principal offices. In connection with the consummation of the transaction, New Valley entered into a license agreement with Ladenburg in which New Valley will continue to occupy this space at no cost to New Valley. The license agreement is for one year and is automatically renewed for successive one-year periods unless terminated by New Valley. The space, which is not currently occupied by New Valley, has been subleased on a short-term basis by Ladenburg to an unaffiliated third party.

In connection with these transactions, Howard M. Lorber, president and chief operating officer of New Valley, became LTS' chairman. Additionally, Victor M. Rivas, chairman and chief executive officer of Ladenburg, became LTS' president and chief executive officer pursuant to an employment agreement with a term expiring in August 2004. In addition to these individuals, Bennett S. LeBow, Henry C.

(Dollars in thousands, except per share amounts)

Beinstein, Robert J. Eide and Dr. Frost became members of LTS' board of directors in May 2001. Messrs. Lorber, Rivas, LeBow and Beinstein are also members of the board of directors of New Valley and Mr. Eide is a member of the board of directors of Vector Group Ltd., New Valley's parent.

Pursuant to the employment agreement with Mr. Rivas, Mr. Rivas is entitled to receive an annual base salary of $500, subject to periodic increases as determined by LTS' board of directors, as well as a minimum annual bonus of $500. Mr. Rivas is also entitled to participate in LTS' Annual Incentive Bonus Plan and Special Performance Incentive Plan in accordance with the terms of the plan and Mr. Rivas' employment agreement. Due to the current financial condition of the Company, Mr. Rivas voluntarily forfeited the accrued compensation due him under the Special Performance Incentive Plan for the period January 1, 2002 through August 31, 2002 and the balance of the compensation due him under this Plan for the remainder of the 2002 calendar year.

The shares of LTS common stock issued in the transaction were valued at May 7, 2001 at $1.75 per share. LTS' common stock is very thinly traded, and management considered a number of factors in addition to the average trading price one week before and after closing of the transaction ($3.03). These other factors included the purchase price of the shares concurrently purchased from LTS' executive officers, the terms of the convertible notes and the value implied by the previous negotiations between the parties. No independent appraisal was obtained in connection with the transaction.

The transaction has been accounted for under the purchase method of accounting as a reverse acquisition. For accounting purposes, Ladenburg has been treated as the acquirer of LTS as Ladenburg's stockholders held a majority of the LTS common stock following the closing of the transaction. In determining the accounting treatment of the transaction, the Company considered the shares of common stock and the senior convertible promissory notes acquired by New Valley and Berliner on both a basic and fully diluted basis, and the number of outstanding options. Although New Valley later distributed its shares of common stock to its stockholders as described above, the Company determined that it was still appropriate to treat Ladenburg as the acquirer as New Valley's stockholders are in all practical matters the actual former stockholders of Ladenburg.

As a result of the reverse acquisition treatment, the historical financial statements prior to May 7, 2001 are those of Ladenburg and the financial results of LTS are included beginning May 7, 2001. LTS has changed its fiscal year-end from September 30 to December 31 to conform to the fiscal year-end of Ladenburg. In connection with the acquisition, all per share data have been restated to reflect retroactively the number of shares of common stock, convertible notes and cash to be received by the former stockholders of Ladenburg.

Under the purchase method of accounting, the assets acquired and liabilities assumed were recorded at estimated fair values as determined by management based on available information. Goodwill of $19,385 was recognized for the amount of the excess of the purchase price paid over the fair market value of the net assets acquired and was amortized during 2001 on the straight line basis over 20 years. The final allocation of the purchase price made during 2002 to the individual assets acquired and liabilities assumed did not differ from preliminary estimates of fair value reflected in the 2001 financial statements.

(Dollars in thousands, except per share amounts)

The allocation of the purchase price has been summarized in the following tables:

Calculation of Purchase Price:

Common stock	$ 32,912
Stock options	1,422
Transaction costs	407
Total purchase price	$ 34,741

Allocation of Purchase Price:

Assets:	
LTS's assets	$ 26,619
Goodwill	19,385
Liabilities:	
LTS's liabilities	(11,263)
Total purchase price	$ 34,741

The following adjustments, which increased shareholders' equity by $17,033, were made to shareholders' equity to record the acquisition of LTS:

- an increase in paid-in capital of $32,912 relating to the deemed issuance of 18,806,612 shares of LTS common stock at $1.75 per share to existing LTS stockholders;
- an increase in shareholders' equity of $1,422 to recognize the value of 1,875,979 stock options outstanding at May 7, 2001 to LTS employees, based on a weighted average fair value of $0.76 per option. The fair value of the options was determined using the Black-Scholes option pricing model and was based on the following weighted-average assumptions: expected volatility of 85.93%; expected life of three years; a risk-free interest rate of 4.42%; and no expected dividend yield or forfeiture;
- an increase of $2,700 in shareholders' equity principally relating to net operating losses acquired from New Valley in connection with Ladenburg's deconsolidation from New Valley's consolidated federal income tax group; and
- a decrease of $20,000 in shareholders' equity relating to the issuance of $10,000 of convertible notes and the payment of $10,000 of cash to the former stockholders of Ladenburg.

Pro forma information, giving effect to the acquisition as if it took place on January 1, 2001 is presented below:

Year Ended December 31,	2001
Revenues	$ 112,855
Net loss	$ (16,873)
Net loss per Common Share	$ (0.40)

(Dollars in thousands, except per share amounts)

4. Impairment of Goodwill

On January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", which requires that goodwill and other intangible assets with indefinite useful lives no longer be amortized. This statement also requires that intangible assets with indefinite lives be tested for impairment as of the date of adoption. Additionally, SFAS No. 142 requires that goodwill be tested for impairment at the reporting unit level as of the date of adoption and that any goodwill impairment loss recognized as a result of initial application be reported as the effect of a change in accounting principle.

Prior to January 1, 2002, goodwill and other intangible assets were tested for impairment based on the recoverability of carrying value using undiscounted future cash flows. The new criteria provided in SFAS No. 142 require the testing of impairment based on fair value.

Prior to performing the review for impairment, SFAS No. 142 required that all goodwill deemed to be related to the entity as a whole be assigned to its reporting units, which differed from the previous accounting rules where goodwill was assigned only to the business of the acquired entity. As a result, a portion of the goodwill generated in the acquisition has been reallocated from Ladenburg Capital to Ladenburg (see Note 3).

A summary of the allocation by entity of the Company's goodwill, including the impairment charge discussed below, is as follows:

	December 31, 2001				
	Gross	Accumulated Amortization	Net	Adjustments	December 31, 2002
Ladenburg	$ --	$ --	$ --	$ 5,546	$ 5,546
Ladenburg Capital	19,385	(623)	18,762	(5,546)	13,216
	$ 19,385	$ (623)	$ 18,762	$ --	$ 18,762
Impairment loss					(18,762)
Total					$ --

The goodwill of $19,385 arose as a result of the Ladenburg transaction on May 7, 2001. The following table reconciles net loss for the year ended December 31, 2001 to its amount adjusted to exclude previously recorded goodwill amortization expense.

	Year ended December 31, 2001
Reported net loss	$ (12,293)
Goodwill amortization	623
Adjusted net loss	$ (11,670)
Reported net loss per share	$ (0.31)
Goodwill amortization	0.01
Adjusted net loss per share	$ (0.30)

For initial application of SFAS No. 142, in connection with the reporting of the results for the first quarter of 2002, an independent appraisal firm was engaged to value the Company's goodwill as of January 1, 2002. The appraiser valued the businesses using a weighted average of each unit's projected

(Dollars in thousands, except per share amounts)

discounted cash flow, with a weighted average cost of capital of 17.40%, and a fair market approach (using market comparables for ten companies). The appraiser weighted the discounted cash flow for each unit at 70% and the fair market approach at 30%. The discounted cash flow was based on management's projections of operating results at January 1, 2002. Based on this valuation, no goodwill impairment was indicated, since the fair value of the reporting units was determined to be greater than its carrying value.

Based on the overall market declines in the U.S. equity markets and the conditions prevailing in the broker-dealer industry during 2002, the Company completed an additional impairment review and recorded a $18,762 charge for the impairment of goodwill. The charge reflects overall market decline since the Ladenburg acquisition in May 2001. During this review, the same independent appraisal firm was engaged to value the Company's goodwill as of June 30, 2002. The appraiser valued the Company's businesses using a weighted average of each unit's projected discounted cash flow, with a weighted average cost of capital of 18.50%, and a fair market approach (using market comparables for ten companies). The appraiser weighted the discounted cash flow for each unit at 70% and the fair market approach at 30%. The discounted cash flow was based on management's revised projections of operating results at June 30, 2002. Based on this valuation, an impairment charge of $18,762 of goodwill was indicated and recorded.

5. Securities Owned and Securities Sold, But Not Yet Purchased

The components of securities owned and securities sold, but not yet purchased as of December 31, 2003 and 2002 are as follows:

	Securities Owned	Securities Sold, But Not Yet Purchased
December 31, 2003		
Common stock	$ 760	$ 4,065
Municipal obligations	56	--
Equity and index options	59	--
Corporate bonds	138	5
	$ 1,013	$ 4,070
December 31, 2002		
Common stock	$ 4,210	$ 1,188
Equity and index options	--	--
Municipal obligations	33	--
Corporate bonds	122	30
	$ 4,365	$ 1,218

As of December 31, 2003 and 2002 approximately $960 and $4,342, respectively, of the securities owned are deposited with the Company's clearing broker and pursuant to the agreement, the securities may be sold or re-hypothecated by the clearing broker.

6. Net Capital Requirements

As a registered broker-dealer, Ladenburg is subject to the SEC's Uniform Net Capital Rule 15c3-1 and the Commodity Futures Trading Commission's Regulation 1.17, which require the maintenance of minimum net capital. Ladenburg has elected to compute its net capital under the alternative method allowed by these rules. Effective June 13, 2003, Ladenburg's management decided to eliminate its market making activities. As a result, Ladenburg's minimum net capital requirement decreased from $1,000 to $250. At December 31, 2003, Ladenburg had net capital, as defined, of $6,745, which exceeded its minimum capital requirement of $250 by $6,495.

(Dollars in thousands, except per share amounts)

Ladenburg claims an exemption from the provisions of the SEC's Rule 15c3-3 pursuant to paragraph (k)(2)(ii) as it clears its customer transactions through its correspondent broker on a fully disclosed basis.

7. Financial Instruments

The financial instruments of the Company and it subsidiaries are reported in the consolidated statements of financial condition at market or fair value or at carrying amounts that approximate fair values because of the relatively short-term nature of the instruments or, with respect to notes payable other than subordinated notes payable, because of their variable interest rates which periodically adjust to reflect changes in overall market interest rates. With respect to the $20,000 of fixed rate subordinated notes payable, the Company's management believes that the stated interest rates in the notes would not be substantially different than what the Company could have obtained as of December 31, 2003 and 2002, based on the Company's financial position.

In the normal course of its business, Ladenburg enters into transactions in financial instruments with off-balance sheet risk. These financial instruments consist of financial futures contracts, written equity index option contracts and securities sold, but not yet purchased.

Financial futures contracts provide for the delayed delivery of a financial instrument with the seller agreeing to make delivery at a specified future date, at a specified price. These futures contracts involve elements of market risk that may exceed the amounts recognized in the consolidated statement of financial condition. Risk arises from changes in the values of the underlying financial instruments or indices.

Equity index options give the holder the right to buy or sell a specified number of units of a stock market index, at a specified price, within a specified time and are settled in cash. Ladenburg generally enters into these option contracts in order to reduce its exposure to market risk on securities owned. Credit and market risk arises from the potential inability of the counterparties to perform under the terms of the contracts and from changes in the value of a stock market index. Ladenburg believes it mitigates the market risk of its option positions used for trading purposes because they are generally hedged transactions. As a writer of options, Ladenburg receives a premium in exchange for bearing the risk of unfavorable changes in the price of the securities underlying the option.

The table below discloses the gross contractual or notional amount of these commitments.

	Long	Short
As of December 31, 2003:		
Equity and index options	$ 59	$ --
Financial futures contracts	436	--
As of December 31, 2002:		
Equity and index options	$ --	$ --
Financial futures contracts	213	--

(Dollars in thousands, except per share amounts)

For the years ended December 31, 2003, 2002 and 2001, the net gain arising from options and futures contracts without regard to the benefit derived from market risk reduction was $50, $60, and $366, respectively. The measurement of market risk is meaningful only when all related and offsetting transactions are taken into consideration.

Ladenburg, and Ladenburg Capital prior to terminating its operations, sold securities that they do not currently own and will therefore be obligated to purchase such securities at a future date. These obligations have been recorded in the financial statements at December 31, 2003 and 2002 at market values of the related securities and the Company will incur a loss if the market value of the securities increases subsequent to December 31, 2003.

8. Furniture, Equipment and Leasehold Improvements

Components of furniture, equipment and leasehold improvements included in the consolidated statements of financial condition were as follows:

	As of December 31,	
	2003	2002
Cost		
Leasehold improvements	$ 4,984	$ 7,927
Computer equipment	3,336	4,039
Furniture and fixtures	1,235	1,237
Other	2,682	2,220
	12,237	15,423
Less, accumulated depreciation and amortization	(7,409)	(7,336)
	$ 4,828	$ 8,087

See Note 9 – Operating Leases.

9. Commitments and Contingencies

Operating leases

The Company is obligated under several noncancelable lease agreements for office space, expiring in various years through June 2015. Certain leases have provisions for escalation based on specified increases in costs incurred by the landlord. The Company is subleasing a portion of its office space for approximately $1,509 per year plus expense escalations. The subleases expire at various dates through August 31, 2009.

(Dollars in thousands, except per share amounts)

As of December 31, 2003, the leases, exclusive of the lease relating to premises vacated by Ladenburg Capital referred to below, provide for minimum lease payments, net of lease abatement and exclusive of escalation charges, as follows:

Year Ending December 31,	
2004	$ 4,526
2005	4,975
2006	4,844
2007	5,080
2008	5,554
Thereafter	35,931
Total	$ 60,910

In addition to the above, one of the leases obligates the Company to occupy additional space at the landlord's option, which may result in aggregate additional lease payments of up to $976 through June 2015.

In May 2003, Ladenburg relocated approximately 95 of its employees from its New York City office to its Melville, New York office. As a result of this move, Ladenburg ceased using one of the several floors it occupies in its New York City office, and the net book value of the leasehold improvements was written-off. In accordance with SFAS No. 146, as estimated future sublease payments that could be reasonably obtained for the property exceed related rental commitments under the lease, amounting to $15,421 as of December 31, 2003, no liability for costs associated with vacating the space has been provided. Additional costs may be incurred, to the extent of foregone rental income in the event Ladenburg does not sublease the office space for an amount at least equal to the lease obligations. Such costs may have a material adverse effect on Ladenburg's financial position and liquidity. In conjunction with the write-off of these leasehold improvements, the unamortized deferred rent credit representing reimbursement from the landlord of such leasehold improvements was also written-off. The write-off of unamortized leasehold improvements of $1,592, net of the unamortized deferred rent credit of $813, resulted in a net charge to operations of $779.

In December 2003, Ladenburg Capital settled its litigation with the landlord and terminated its obligation under a lease expiring in 2007 relating to office space in Bethpage, New York, which it vacated in 2002.

As of December 31, 2003, Ladenburg Capital may have potential liability under a terminated lease for office space in New York City which it was forced to vacate during 2001 due to the events of September 11, 2001. Ladenburg Capital no longer occupies the space and believes it has no further lease obligation pursuant to the terms of the lease. This lease, which, had it not terminated as a result of the events of September 11, 2001, would have expired by its terms in March 2010, provides for future minimum payments aggregating approximately $4,335, payable $644 in 2004, $703 per year from 2005 through 2008 and $879 thereafter. Ladenburg Capital is currently in litigation with the landlord in which it is seeking judicial determination of the termination of the lease. If Ladenburg Capital is not successful in this litigation, it plans to sublease the property. Ladenburg Capital has provided for estimated costs in connection with this lease and has recorded a liability at December 31, 2003 and 2002. Additional costs may be incurred in connection with terminating this lease, or if not terminated, to the extent of foregone rental income in the event Ladenburg Capital does not sublease the office space for an amount at least equal to the lease obligations. Such costs may have a material adverse effect on Ladenburg Capital's financial position and liquidity.

(Dollars in thousands, except per share amounts)

During 2002, Ladenburg Capital provided for costs of $3,031 in connection with the above described leases, including the write-off of furniture, fixtures and leasehold improvements of $1,117 and the recording of a liability at December 31, 2002, which gives effect to estimated sublease rentals. As a result of its settlement with the Bethpage landlord, Ladenburg Capital adjusted its liability and recorded a corresponding reduction in rent expense of $1,175 in the fourth quarter of 2003. This reduction in rent expense, less rent accrued in previous quarters during 2003, amounted to a net credit of $200 for the fiscal year ended December 31, 2003.

Deferred rent credit at December 31, 2003 and 2002 of $5,817 and $6,589, respectively, represents the difference between rent payable calculated over the life of the leases on a straight-line basis (net of lease incentives) and rent payable on a cash basis.

At December 31, 2003 and 2002, Ladenburg has utilized a letter of credit in the amount of $1,000 that is collateralized by Ladenburg's marketable securities, in the amount of $1,063 and $1,054, respectively, (shown as restricted assets on the consolidated statement of financial condition) as collateral for the lease of the Company's Madison Avenue (New York City) office space. Pursuant to the lease agreement, the requirement to maintain this letter of credit facility expires on December 31, 2006.

Litigation

The Company is a defendant in litigation, including the litigation with the landlord discussed above, and may be subject to unasserted claims or arbitrations primarily in connection with its activities as a securities broker-dealer and participation in public underwritings. Such litigation and claims involve substantial or indeterminate amounts and are in varying stages of legal proceedings. In October 2003, an arbitration panel awarded $1,100 in a customer arbitration. Although the Company has increased its liability to reflect this award, a motion to vacate is currently pending. The Company's subsidiaries are defendants in several various pending arbitrations claiming substantial amounts of damages, including one which is seeking compensatory damages of $6,000.

With respect to certain arbitration and litigation matters, where the Company believes that it is probable that a liability has been incurred and the amount of loss can be reasonably estimated, the Company has provided a liability for potential arbitration and lawsuit losses of $4,999 at December 31, 2003 and $6,201 at December 31, 2002 (included in accounts payable and accrued liabilities), of which $1,591 and $3,110 were charged to operations as other expense for the fiscal years ended December 31, 2003 and 2002, respectively. With respect to other pending matters, due to the uncertain nature of litigation in general, the Company is unable to estimate a range of possible loss; however, in the opinion of management, after consultation with counsel, the ultimate resolution of these matters should not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

On May 5, 2003, a suit was filed in the U.S. District Court for the Southern District of New York by Sedona Corporation against Ladenburg, former employees of Ladenburg, Pershing LLC and a number of other firms and individuals. The plaintiff alleges, among other things, that certain defendants (not Ladenburg) purchased convertible securities from plaintiff and then allegedly manipulated the market to obtain an increased number of shares from the conversion of those securities. Ladenburg acted as placement agent and not as principal in those transactions. Plaintiff has alleged that Ladenburg and the other defendants violated federal securities laws and various state laws. The plaintiff seeks compensatory damages from the defendants of at least $660,000 and punitive damages of $2,000,000. Ladenburg's motion to dismiss the lawsuit is currently pending. The Company believes the plaintiffs' claims in this action are without merit and intends to vigorously defend against them.

(Dollars in thousands, except per share amounts)

10. Income Taxes

Prior to May 7, 2001, Ladenburg was included in the consolidated federal income tax return of New Valley, and determined its income tax provision on a separate company basis. As a result of the decrease in New Valley's ownership of Ladenburg following the LTS acquisition, Ladenburg is no longer permitted to be included in the filing of New Valley's consolidated federal income tax return. Commencing May 8, 2001, the Company files a consolidated federal income tax return and certain combined state and local income tax returns with its subsidiaries.

Income taxes (benefit) consists of the following:

	Federal	State and Local	Total
2003			
Current	$ --	$ 70	$ 70
Deferred	--	--	--
	$ --	$ 70	$ 70
2002:			
Current	$ (2,187)	$ 248	$ (1,939)
Deferred	3,339	--	3,339
	$ 1,152	$ 248	$ 1,400
2001:			
Current	$ (1,854)	$ 501	$ (1,353)
Deferred	512	885	1,397
	$ (1,342)	$ 1,386	$ 44

The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate (34%) to pretax loss as a result of the following differences:

	2003	2002	2001
Loss before income taxes	$ (5,420)	$(44,993)	$ (12,249)
Benefit under statutory U.S. tax rates	(1,843)	(15,298)	(4,165)
Increase in taxes resulting from:			
Nontaxable items	73	--	380
Write-off of goodwill	--	6,379	--
State taxes, net of Federal benefit	46	164	915
Other, net	--	--	(63)
Unrecognized net operating losses (income)	1,794	6,816	(1,588)
Increase in valuation reserve, net	--	3,339	4,565
Income tax provision	$ 70	$ 1,400	$ 44

(Dollars in thousands, except per share amounts)

The Company accounts for taxes in accordance with SFAS No. 109, "Accounting for Income Taxes", which requires the recognition of tax benefits or expense on the temporary differences between the tax basis and book basis of its assets and liabilities. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those timing differences are expected to be recovered or settled.

Deferred tax amounts are comprised of the following at December 31:

	2003	2002
Deferred tax assets:		
Net operating loss carryforwards	$ 16,149	$ 12,663
Accrued expenses	3,987	3,884
Compensation and benefits	49	135
Depreciation and amortization	217	449
Unrealized losses	196	278
	20,598	17,409
Valuation allowance	(20,598)	(17,409)
Net deferred taxes	$ --	$ --

After consideration of all the evidence, both positive and negative, especially the fact the Company has sustained operating losses during 2003 and 2002, and that the Company continues to be affected by conditions in the economy, management has determined that a valuation allowance at December 31, 2003 was necessary to fully offset the deferred tax assets based on the likelihood of future realization. At December 31, 2003, the Company had net operating loss carryforwards of approximately $35,100, expiring in various years from 2015 through 2024, of which approximately $116 are subject to restrictions on utilization.

11. Benefit Plans

Ladenburg and Ladenburg Capital have a 401(k) retirement plan (the "Plan"), which allows eligible employees to invest a percentage of their pretax compensation, limited to the statutory maximum ($12,000 for 2003, $11,000 for 2002 and $10,500 for 2001). The Plan also allows the Company to make matching and/or discretionary contributions. Neither Ladenburg nor Ladenburg Capital made matching contributions for 2003, 2002 or 2001.

12. Off-Balance-Sheet Risk and Concentrations of Credit Risk

Ladenburg does not carry accounts for customers or perform custodial functions related to customers' securities. Ladenburg introduces all of its customer transactions, which are not reflected in these financial statements, to its primary clearing broker, which maintains the customers' accounts and clears such transactions. Additionally, the primary clearing broker provides the clearing and depository operations for Ladenburg's proprietary securities transactions. These activities may expose the Company to off-balance-sheet risk in the event that customers do not fulfill their obligations with the clearing broker, as Ladenburg has agreed to indemnify its clearing broker for any resulting losses. The Company continually assesses risk associated with each customer who is on margin credit and records an estimated loss when management believes collection from the customer is unlikely.

The clearing operations for the Company's securities transactions are provided by several clearing brokers. At December 31, 2003 and 2002, substantially all of the securities owned and the amounts due from clearing brokers reflected in the consolidated statement of financial condition are positions held at

(Dollars in thousands, except per share amounts)

and amounts due from one clearing broker, a large financial institution. The Company is subject to credit risk should this clearing broker be unable to fulfill its obligations.

The Company and its subsidiaries maintain cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

13. Notes Payable

The components of notes payable are as follows:

	December 31, 2003	December 31, 2002
Senior convertible notes payable	$20,000	$20,000
Notes payable (forgivable on terms described below) in connection with clearing agreement	2,000	3,500
Notes payable	5,000	5,000
Subordinated note payable	2,500	2,500
Total	$29,500	$31,000

Aggregate maturities of the $29,500 of notes payable at December 31, 2003 are as follows:

Year Ending December 31,	
2004	$ 2,500
2005	20,000
2006	7,000
Total	$ 29,500

Senior Convertible Notes Payable

In conjunction with the acquisition of Ladenburg, LTS issued a total of $20,000 principal amount of senior convertible notes due December 31, 2005, secured by a pledge of the stock of Ladenburg. The $10,000 principal amount of notes issued to the former Ladenburg stockholders bears interest at 7.5% per annum, and the $10,000 principal amount of notes issued to Frost-Nevada, Limited Partnership ("Frost-Nevada"), which was subsequently assigned to Frost-Nevada Investments Trust ("Frost Trust"), of which Frost-Nevada is the sole and exclusive beneficiary, bears interest at 8.5% per annum. The notes held by the former Ladenburg stockholders are convertible into a total of 4,799,271 shares of common stock, and the note held by Frost Trust are convertible into a total of 6,497,475 shares of common stock. If, during any period of 20 consecutive trading days, the closing sale price of LTS's common stock is at least $8.00, the principal and all accrued interest on the notes will be automatically converted into shares of common stock. The notes also provide that if a change of control occurs, as defined in the notes, LTS must offer to purchase all of the outstanding notes at a purchase price equal to the unpaid principal amount of the notes and the accrued interest.

On June 28, 2002, New Valley, Berliner and Frost-Nevada agreed with the Company to forbear until May 15, 2003 payment of the interest due to them under the senior convertible promissory notes held by these entities on the interest payment dates of the notes commencing June 30, 2002 through March 2003 (the "Forbearance Interest Payments"). On March 3, 2003, the holders of the senior convertible

(Dollars in thousands, except per share amounts)

promissory notes agreed to extend the interest forbearance period to January 15, 2005 with respect to interest payments due through December 31, 2004. Interest on the deferred amounts accrues at 8% on the New Valley and Berliner notes and 9% on the Frost Trust note. The Company also agreed to apply any net proceeds from any subsequent public offerings to any such deferred amounts owed to the holders of the notes to the extent possible. As of December 31, 2003 and 2002, accrued interest payments as to which a forbearance was received amounted to $3,414 and $1,404, respectively.

On March 29, 2004, the Company entered into an agreement with New Valley and Frost-Nevada pursuant to which such parties agreed to convert their notes and accrued interest into common stock, subject to shareholder approval. Pursuant to the agreement, New Valley and Frost-Nevada will convert their notes into approximately 26,000,000 shares of common stock at reduced conversion prices of $1.10 per share and $0.70 per share, respectively. The agreement is subject to, among other things, approval by the Company's shareholders at a special meeting that is expected to be held in the second quarter of 2004. As a result of the conversion, New Valley and Frost-Nevada will beneficially own approximately 12.5% and 27.6%, respectively, of the Company's common stock. Concurrently with this agreement, the Company entered into an agreement with Berliner pursuant to which the Company will repurchase the notes held by Berliner, plus all accrued interest thereon, for $1,000 in cash.

The Company currently anticipates recording a pre-tax charge in 2004 of approximately $10,900 in its statements of operations upon closing of these transactions. The charge reflects expense attributable to the reduction in the conversion price of the notes to be converted, offset partially by the gain on the repurchase of the Berliner notes. The net balance sheet effect of the transactions will be an increase in the Company's shareholders' equity of approximately $22,900.

Other Notes Payable

On August 31, 2001, the Company borrowed $1,000 from each of New Valley and Frost-Nevada, in order to supplement the liquidity of the Company's broker-dealer operations. The loans, which bore interest at 1% above the prime rate, were repaid in January 2002. As consideration for the loans, the Company issued to each of New Valley and Frost-Nevada a five-year, immediately exercisable, warrant to purchase 100,000 shares of the Company's common stock at an exercise price of $1.00 per share. The Company recorded an expense of $154 associated with the issuance of such warrants based on the value determined by using the Black-Scholes option-pricing model.

On March 27, 2002, the Company borrowed $2,500 from New Valley. The loan, which bears interest at 1% above the prime rate, was due on the earlier of December 31, 2003 or the completion of one or more equity financings where the Company receives at least $5,000 in total proceeds. The terms of the loan restrict the Company from incurring or assuming any indebtedness that is not subordinated to the loan so long as the loan is outstanding. On July 16, 2002, the Company borrowed an additional $2,500 from New Valley (collectively with the March 2002 loan, the "2002 Loans") on the same terms as the March 2002 loan. In November 2002, New Valley agreed in connection with the Clearing Loans (defined below) to extend the maturity of the 2002 Loans to December 31, 2006 and to subordinate the 2002 Loans to the repayment of the Clearing Loans.

On October 8, 2002, LTS borrowed an additional $2,000 from New Valley. The loan, which bore interest at 1% above the prime rate, was scheduled to mature on the earliest of December 31, 2002, the next business day after the Company received its federal income tax refund for the fiscal year ended September 30, 2002, and the next business day after the Company received the Clearing Loans. The loan was repaid in December 2002 upon the receipt of the Clearing Loans.

In November 2002, the Company renegotiated a clearing agreement with one of its clearing brokers whereby this clearing broker became Ladenburg's primary clearing broker, clearing substantially all of Ladenburg's business (the "Clearing Conversion"). As part of the new agreement with this clearing

(Dollars in thousands, except per share amounts)

agent, Ladenburg is realizing significant cost savings from reduced ticket charges and other incentives. In addition, under the new clearing agreement, an affiliate of the clearing broker loaned the Company an aggregate of $3,500 (the "Clearing Loans") in December 2002. The Clearing Loans and related accrued interest are forgivable over various periods, up to four years from the date of the Clearing Conversion, provided Ladenburg continues to clear its transactions through the primary clearing broker. As scheduled, in November 2003, $1,500 of principal was forgiven. The remaining $2,000 of principal is scheduled to be forgiven as follows: $667 in November 2004, $667 in November 2005 and $666 in November 2006. Upon the forgiveness of the Clearing Loans, the forgiven amount is accounted for as other revenues. However, if the clearing agreement is terminated for any reason prior to the loan maturity date, the loan, less any amount that has been forgiven through the date of the termination, plus interest, must be repaid on demand.

As of December 31, 2003 and 2002, Ladenburg has a $2,500 junior subordinated revolving credit agreement with an affiliate of its primary clearing broker that matures on October 31, 2004, under which outstanding borrowings incur interest at LIBOR plus 2%. During 2002, Ladenburg repaid a $2,500 subordinated loan that was outstanding from the prior year.

14. Shareholders' Equity

Authorized Shares

At the Company's annual meeting held on November 6, 2002, the shareholders of the Company approved an amendment to the Company's articles of incorporation to increase the number of authorized shares of common stock from 100,000,000 to 200,000,000.

Weighted Average Shares Outstanding

In connection with the LTS acquisition, all per share data have been retroactively restated to reflect the number of equivalent shares received by the former stockholders of Ladenburg in the form of common stock, convertible notes and cash. During 2003, 2002 and 2001, respectively, options and warrants to purchase 5,653,030, 4,856,813 and 3,112,104 common shares, and during each of these years, 11,296,747 common shares issuable upon the conversion of notes payable, were not included in the computation of diluted loss per share as the effect would have been anti-dilutive.

Stock Option Plan

In 1999, the Company adopted the 1999 Performance Equity Plan (the "Plan") which, as amended, provides for the grant of stock options and stock purchase rights to certain designated employees, officers and directors and certain other persons performing services for the Company, as designated by the board of directors. In 2002, shareholders approved an amendment to the Plan at the Company's annual meeting to increase the number of shares of common stock available for issuance under the Plan from 5,500,000 shares to 10,000,000 shares and to increase the limit on grants to any individual from 300,000 shares to 1,000,000 shares per calendar year. In connection with the LTS acquisition, shareholders' equity was increased $1,422 to recognize the value of 1,875,979 stock options outstanding at May 7, 2001 to LTS employees, based on a weighted average fair value of $0.76 per option. The fair value of the options was determined using the Black-Scholes option pricing model and was based on the following weighted-average assumptions: expected volatility of 85.93%; expected life of three years; a risk-free interest rate of 4.42%; and no expected dividend yield or forfeiture.

(Dollars in thousands, except per share amounts)

A summary of the status of the Plan at December 31, 2003, and changes during the years ended December 31, 2003 and 2002 and the period ended December 31, 2001, are presented below:

	Shares	Weighted-Average Exercise Price
Options outstanding, May 7, 2001	1,875,979	$3.21
Granted	1,200,000	3.05
Forfeited	(168,875)	3.00
Options outstanding, December 31, 2001	2,907,104	3.16
Granted	2,367,485	.73
Forfeited	(617,776)	1.96
Options outstanding, December 31, 2002	4,656,813	2.08
Granted	1,218,550	.44
Forfeited	(422,333)	1.51
Options outstanding, December 31, 2003	5,453,030	1.76
Options exercisable, December 31, 2003	2,711,743	2.62

The following table summarizes information about stock options outstanding at December 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at December 31, 2003	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Number Exercisable at December 31, 2003	Weighted-Average Exercise Price
$4.47	200,000	.65	$4.47	200,000	$4.47
4.06	300,000	5.65	4.06	300,000	4.06
3.05	1,200,000	7.35	3.05	866,666	3.05
3.00	472,875	5.94	3.00	472,875	3.00
2.13	75,000	7.00	2.13	70,000	2.13
2.52	110,000	7.10	2.52	110,000	2.52
.88	1,220,000	8.03	.88	406,667	.88
.60	556,605	8.22	.60	185,535	.60
.22	100,000	8.88	.22	100,000	.22
.30	80,000	9.72	.30	--	--
.45	1,138,550	9.96	.45	--	--
	5,453,030	7.73	1.76	2,711,743	2.62

(Dollars in thousands, except per share amounts)

In connection with the LTS acquisition, Ladenburg entered into a new employment agreement with Victor M. Rivas, which provided for Mr. Rivas to become President and Chief Executive Officer of LTS upon closing of the transaction. As part of Mr. Rivas' compensation under the employment agreement, LTS granted him on May 7, 2001 a ten-year non-qualified option under the Plan to purchase 1,000,000 shares of LTS common stock at $3.05, the closing market price as reflected by the American Stock Exchange on the date of grant. The options have a ten-year term and become exercisable as to one-third of the shares on each of the first three anniversaries of the date of grant.

On May 7, 2001, the Company granted to each of the five new non-employee directors of the Company ten-year options to purchase 20,000 shares of common stock at $3.05 per share. Each option became exercisable on the first anniversary of the date of grant.

On January 10, 2002, the Company granted non-qualified stock options to five executives, to purchase an aggregate of 1,220,000 shares of common stock at an exercise price of $.88 per share, the fair market value of a share of common stock on the date of grant. These options vest in three equal annual installments commencing on the first anniversary of the date of grant and expire ten years from the date of grant.

On March 19, 2002, the Company granted to other employees of the Company and its subsidiaries qualified and non-qualified options under the Plan to purchase a total of 1,047,485 shares of common stock at a price of $.60 per share, the fair market value on the date of grant. These options vest in three equal annual installments commencing on the first anniversary of the date of grant and expire ten years from the date of grant.

On November 15, 2002, the Company granted to the five non-employee directors of the Company options to purchase a total of 100,000 shares of common stock at $.22 per share, the fair market value on the date of grant. These options vest in one year from the date of grant and expire ten years from the date of grant.

On September 17, 2003, the Company granted to the four non-employee directors of the Company options to purchase a total of 80,000 shares of common stock at $.30 per share, the fair market value on the date of grant. These options vest in one year from the date of grant and expire ten years from the date of grant.

On December 17, 2003, the Company granted to employees of the Company and its subsidiaries qualified and non-qualified options under the Plan to purchase a total of 1,138,550 shares of common stock at a price of $.45 per share, the fair market value on the date of grant. These options vest in three equal annual installments commencing on the first anniversary of the date of grant and expire ten years from the date of grant.

Employee Stock Purchase Plan

In November 2002, the Company's shareholders approved the Ladenburg Thalmann Financial Services Inc. Employee Stock Purchase Plan (the "Plan"), under which a total of 5,000,000 shares of common stock are available for issuance. Under the Plan, as currently administered by the Company's compensation committee, all full-time employees may use a portion of their salary to acquire shares of the Company's common stock at a discount of up to 15% below the market price of the Company's common stock, on the beginning or end of such option period, whichever is lower. Option periods have been initially set at three months long and commence on January 1, April 1, July 1, and October 1 of each year and end on March 31, June 30, September 30 and December 31 of each year. The Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code. The Plan became effective November 6, 2002 and the first option period commenced April 1, 2003. During

(Dollars in thousands, except per share amounts)

2003, 1,601,919 shares of the Company's common stock were issued to employees under this Plan, at an average price of $.1325 per share, amounting to $212.

15. Liquidity

The Company's liquidity position continues to be adversely affected by its inability to generate cash from operations. Accordingly, the Company has been forced to cut expenses as necessary. In order to accomplish this, the Company has implemented certain cost-cutting procedures throughout its operations. During the third and fourth quarters of 2002, as well as the first and second quarters of 2003, the Company reduced the size of its workforce. The Company decreased its total number of employees from 658 at June 30, 2002 to 324 at December 31, 2003. During the fourth quarter of 2002, the Company terminated the operations of Ladenburg Capital. Ladenburg Capital filed to withdraw as a broker-dealer at that time, which withdrawal became effective in January 2004. Ladenburg has agreed to and is currently servicing the Ladenburg Capital accounts, and many of the Ladenburg Capital employees were offered and have accepted employment with Ladenburg. This further reduced support staff expenses, operating expenses and general administrative expenses.

The Company filed a registration statement in May 2002 for a proposed $10,000 rights offering to the holders of the Company's outstanding common stock, convertible notes, warrants and options in order to raise additional necessary working capital. New Valley agreed to purchase up to $5,000 of the Company's common stock in the proposed rights offering if such shares were otherwise unsubscribed for. However, on August 6, 2002, the Company announced that it had decided to postpone the rights offering due to market conditions. The Company intends to review the situation in the future to determine if conditions for the offering have improved, although the Company does not currently anticipate that the rights offering can be successfully completed absent a material improvement in market conditions and a significant increase in the Company's stock price. In the circumstance where the rights offering were ultimately consummated, the Company would be required to use the proceeds of the proposed rights offering to repay the 2002 Loans as well as all accumulated Forbearance Interest Payments, to the extent possible.

The Company's overall capital and funding needs are continually reviewed to ensure that its liquidity and capital base can support the estimated needs of its business units. These reviews take into account business needs as well as regulatory capital requirements of the Company's subsidiaries. If, based on these reviews, it is determined that the Company requires additional funds to support its liquidity and capital base, the Company would seek to raise additional capital through other available sources, including through borrowing additional funds on a short-term basis from the Company's significant shareholders or from other parties, including the Company's clearing brokers, although there can be no assurance such funding would be available. Additionally, the Company may attempt to raise funds through a rights offering or other type of financing. If the Company continues to be unable to generate cash from operations and is unable to find alternative sources of funding as described above, it would have an adverse impact on the Company's liquidity and operations.

In November 2003, the Company received notice from the AMEX staff indicating that the Company was below certain of the continued listing standards of the AMEX, specifically that the Company had sustained losses in two of its three most recent fiscal years with shareholders' equity of less than $2 million, as set forth in Section 1003(a)(i) of the AMEX Company Guide. The Company was afforded an opportunity to submit its plan to regain compliance with the continued listing standards to the AMEX and did so in December 2003. Upon acceptance of the plan, AMEX provided the Company with the extension until May 13, 2005 to regain compliance with the continued listing standards, and will allow the Company to maintain its AMEX listing through the plan period, subject to periodic review of the Company's progress by the AMEX staff. If the Company does not make progress consistent with the plan or regain compliance with the continued listing standards by the end of the extension period, the AMEX staff could initiate delisting procedures.

(Dollars in thousands, except per share amounts)

16. Related Party Transactions

Following the May 2001 acquisition of Ladenburg by LTS, certain officers and directors of New Valley became affiliated with the Company. Various directors of New Valley serve as directors of the Company, including Victor M. Rivas, LTS's President and Chief Executive Officer. An executive officer of New Valley served as Chief Financial Officer of LTS from June 2001 through September 2002. In 2002, the Company accrued compensation for this executive officer in the amount of $100, which was paid in four quarterly installments commencing April 1, 2003. See Note 14 regarding options granted to the non-employee directors of LTS and to Mr. Rivas in May 2001 and subsequently in 2002. For a more complete discussion of the acquisition of Ladenburg, see Note 3.

In connection with the acquisition of Ladenburg, New Valley and Frost-Nevada acquired LTS's senior convertible notes. In August 2001, New Valley and Frost-Nevada each loaned the Company $1,000, which loans were repaid in January 2002. During 2002, New Valley loaned the Company an additional $7,000 of which $2,000 was repaid. (See Note 13.)

During 2001, New Valley paid a fee of $750 to the President of Ladenburg, who serves as President and Chief Executive Officer of LTS. The fee was paid for his services in connection with the closing of the acquisition of Ladenburg by LTS. One-half of the fee was reimbursed by Ladenburg to the former parent.

Howard Lorber, the Company's chairman of the board, is chairman of the board of directors of Hallman & Lorber Associates, Inc., a private consulting and actuarial firm, and related entities, which receive commissions from insurance policies written for the Company. These commissions amounted to approximately $48 and $106 in 2003 and 2002, respectively.

Several members of the immediate families of LTS's executive officers and directors are employed as registered representatives of Ladenburg (and may have been previously employed by Ladenburg Capital Management) or hedge fund managers of the Ladenburg Focus Fund LP. As such, they receive a percentage of commissions generated from customer accounts for which they are designated account representatives, and are eligible to receive bonuses or other compensation at the discretion of management. Oscar Sonkin, the father-in-law of Richard J. Rosenstock, received $13, $72 and $104 of compensation in 2003, 2002 and 2001, respectively. Richard Sonkin, the brother-in-law of Richard J. Rosenstock, received $248, $216 and $150 of compensation in 2003, 2002 and 2001, respectively. Steven Zeitchick, the brother of Mark Zeitchick, received $329, $182 and $136 of compensation during 2003, 2002 and 2001, respectively.

(Dollars in thousands, except per share amounts)

17. QUARTERLY FINANCIAL DATA (UNAUDITED)

	Quarters			
	1st	2nd	3rd	4th
2003:				
Revenues	$ 11,906	$ 19,073	$ 15,160	$ 15,258
Expenses	14,929	19,799	17,641	14,296
(Loss) income before income taxes and minority interest	(3,023)	(726)(b)	(2,481)	962(c)
Net (loss) income	$ (3,069)	$ (762)(b)	$ (2,521)	$ 862(c)
(Loss) income per Common Share(d)				
Basic	$ (0.07)	$ (0.02)(b)	$ (0.06)	$ 0.02(c)
Diluted	$ (0.07)	$ (0.02)(b)	$ (0.06)	$ 0.02(c)
Weighted Average Common Shares				
Basic	42,025,211	42,034,378	42,864,506	43,329,505
Diluted	42,025,211	42,034,378	42,864,506	43,414,089
Basic and diluted weighted average Common Shares	42,025,211	42,034,378	42,864,506	43,329,505
2002:				
Revenues	$ 25,615	$ 20,413	$ 15,977	$ 17,568
Expenses	29,802	46,081(a)	23,726	25,416
Loss before income taxes	(4,187)	(25,668)(a)	(7,749)	(7,848)
Net loss	$ (3,532)	$ (25,452)(a)	$ (10,014)	$ (7,395)
Basic and diluted: Loss per Common Share(d)	$ (0.08)	$ (0.61)(a)	$ (0.24)	$ (0.18)
Basic and diluted weighted average Common Shares	42,025,211	42,025,211	42,025,211	42,025,211

(a) Includes impairment charge for goodwill of $18,762 ($0.45 per common share) (see Note 4).

(b) Includes $779 charge ($0.02 per common share) for write-off of leasehold improvements (see Note 9 – Operating Leases.)

(c) Includes $1,175 ($0.03 per common share) of income relating to adjustment of a liability in connection with settlement of litigation (see Note 9 – Operating Leases), and $1,500 ($0.03 per common share) of income on forgiveness of note payable (see Note 13).

(d) The sum of the quarterly loss per share may not equal the loss per share for the year, because the per share data for each quarter and for the year are independently computed.

(This Page Intentionally Left Blank)

LADENBURG THALMANN FINANCIAL SERVICES INC.

CORPORATE INFORMATION

OFFICERS

Howard M. Lorber
Chairman of the Board

Charles I. Johnston
President and
Chief Executive Officer

Salvatore Giardina
Vice President and
Chief Financial Officer

BOARD OF DIRECTORS

Henry C. Beinstein
Robert J. Eide
Dr. Phillip Frost
Charles I. Johnston
Richard J. Lampen
Howard M. Lorber
Vincent A. Mangone
Richard J. Rosenstock
Mark Zeitchick

COUNSEL

Graubard Miller
New York

AUDITORS

Eisner LLP
New York

REGISTRAR AND TRANSFER AGENT

American Stock Transfer &
Trust Company
59 Maiden Lane
New York, NY 10038
212.936.5100

EXECUTIVE OFFICE

590 Madison Avenue
New York, NY 10022

SUBSIDIARY AND LOCATIONS

Ladenburg Thalmann & Co. Inc.
590 Madison Avenue
New York, NY 10022

538 Broadhollow Road
Melville, NY 11747

7251 West Palmetto Park Road
Suite 306
Boca Raton, FL 33433

80 Cuttermill Road
Suite 401
Great Neck, NY 11021

11100 Santa Monica Boulevard
Suite 460
Los Angeles, CA 90025

One Park Plaza
Suite 600
Irvine, CA 92614

Ladenburg Thalmann Financial Services Inc. trades on the American Stock Exchange under the symbol LTS.

For further information, contact:

Investor Relations
212.409.2000

Copies of Ladenburg Thalmann Financial Services Inc.'s Annual Report on Form 10-K to the Securities and Exchange Commission, and other information may be obtained by contacting:

Ladenburg Thalmann Financial
Services Inc.
590 Madison Avenue
New York, NY 10022
Attention: Investor Relations

LADENBURG THALMANN
FINANCIAL SERVICES

LADENBURG THALMANN FINANCIAL SERVICES INC.
590 MADISON AVENUE
NEW YORK, NEW YORK 10022
212.409.2000